     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1997

                                                 REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                              BLAZER ENERGY CORP.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                             1311                            61-1093943
   (State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of incorporation or organization)     Classification Code Number)            Identification No.)

                                                                       W. P. TIEFEL
                                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER
               14701 ST. MARY'S LANE                                BLAZER ENERGY CORP.
                     SUITE 200                                     14701 ST. MARY'S LANE
               HOUSTON, TEXAS 77079                                      SUITE 200
                  (281) 531-2900                                   HOUSTON, TEXAS 77079
(Address, including zip code, and telephone number,                   (281) 531-2900
  Including area code, of Registrant's principal    (Address, including zip code, and telephone number,
                 executive offices)                     Including area code, of agent for service)

                                   Copies to:

           ROBERT H. WHILDEN, JR., ESQ.                             SUSAN WEBSTER, ESQ.
              VINSON & ELKINS L.L.P.                              CRAVATH, SWAINE & MOORE
               2300 FIRST CITY TOWER                                  WORLDWIDE PLAZA
                    1001 FANNIN                                      825 EIGHTH AVENUE
             HOUSTON, TEXAS 77002-6760                           NEW YORK, NEW YORK 10019
                  (713) 758-2222                                      (212) 474-1000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                             ---------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, please check the following box.  [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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
=====================================================================================================================
                                                                 PROPOSED
               TITLE OF EACH CLASS OF                        MAXIMUM AGGREGATE                   AMOUNT OF
             SECURITIES TO BE REGISTERED                   OFFERING PRICE(1)(2)              REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.........................           $85,000,000                     $25,757.58
=====================================================================================================================

(1) Calculated pursuant to Rule 457(o) under the Securities Act of 1933. Includes shares subject to an over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MARCH 5, 1997

PROSPECTUS

                                3,100,000 SHARES

                              BLAZER ENERGY CORP.
                                  COMMON STOCK
                             ---------------------
     All of the shares of Common Stock, par value $.01 per share ("Common Stock"), offered hereby (the "Offering") are being sold by Blazer Energy Corp. (formerly Ashland Exploration, Inc.) (the "Company"). The Company is a wholly-owned subsidiary of Ashland Inc. ("Ashland"). Upon completion of the Offering, Ashland will own approximately 82.3% (80.2% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock of the Company. Ashland has announced that, after the Offering and subject to certain conditions described herein, it intends to distribute to its stockholders its remaining shares of Common Stock of the Company in a tax-free distribution. See "Relationship Between the Company and Ashland -- Intended Spin Off by Ashland."

     Prior to this Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $          and $          per share. For a discussion of the factors
that will be considered in determining the initial public offering price, see "Underwriting."

     Application will be made to list the Common Stock on the New York Stock
Exchange under the symbol "   ."

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                                                  UNDERWRITING             PROCEEDS TO
                                       PRICE TO PUBLIC            DISCOUNT(1)               COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................            $                        $                        $
-------------------------------------------------------------------------------------------------------------
Total(3)..........................            $                        $                        $
=============================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $          .
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 465,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."
                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about             , 1997.
                             ---------------------
MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                                                            GOLDMAN, SACHS & CO.
                             ---------------------
               The date of this Prospectus is             , 1997.

                                     [MAPS]

Map 1: Map of the United States, including the Company's properties in the Appalachian Region and the New Albany Shale Formation, with an expanded view of the Company's properties in the Gulf of Mexico Region, including the Vermilion 410 complex.

Map 2: Map of Africa with an expanded view of the Company's Nigerian properties, including OPL 98, OPL 118 and OPLs 90/225.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING STABILIZING TRANSACTIONS, SYNDICATE COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised and gives effect to a 1,440,000 for 1 split of the Common Stock effected in March 1997. All references to the "Company" herein refer to Blazer Energy Corp., its consolidated subsidiaries and its predecessors. Except as indicated otherwise, all reserve information set forth in this Prospectus is based upon the reserve reports of Netherland, Sewell & Associates, Inc. ("Netherland Sewell"). Certain oil and gas industry terms used in this Prospectus are defined herein in the "Glossary of Oil and Gas Terms."

                                  THE COMPANY

     Blazer Energy Corp. (formerly Ashland Exploration, Inc.) is an independent energy company engaged in the exploration for and the development, production, acquisition and marketing of natural gas and oil in the United States and in Nigeria. The Company is currently a wholly-owned subsidiary of Ashland Inc. ("Ashland").

     The Company has been active in the natural gas and oil business in the United States for over 80 years and in Nigeria for over 20 years. In the United States, the Company's production is concentrated in the Appalachian Basin and in the Gulf of Mexico. Internationally, the Company operates both onshore and offshore Nigeria in the deltaic region of the Niger River. All of the Company's natural gas production comes from the United States, while substantially all of its crude oil production comes from Nigeria. The Company also owns mineral royalty interests in oil and gas properties throughout the United States.

     At September 30, 1996, the Company's net proved reserves were 770.6 Bcfe, which was comprised of 576.9 Bcf of gas and 32.3 MMBbls of oil. During the five fiscal years ended September 30, 1996, the Company increased its net proved reserves by 54%, from 499.1 Bcfe at September 30, 1991 to 770.6 Bcfe at September 30, 1996, through a successful exploration and development program and a series of strategic property acquisitions. The Company's average net natural gas production over the same period increased by 38%, from 78.3 MMcf per day in fiscal 1992 to 108.4 MMcf per day in fiscal 1996. For the quarter ended December 31, 1996, total average net natural gas and oil production was 214.8 MMcfe per day, consisting of 105.8 MMcf per day of natural gas and 18.2 MBbls of oil per day. The Company's average oil production decreased from 26.9 MBbls per day in fiscal 1992 to 18.1 MBbls per day in fiscal 1996 due to a period of relatively low capital investment by the Company in Nigeria in prior years. To reverse this trend, the Company began in fiscal 1995 to increase significantly its Nigerian capital expenditures for exploration and development. The SEC Present Value of the Company's proved reserves before U.S. income taxes was $350 million as of September 30, 1996. For the purpose of comparing the SEC Present Value of the Company's reserves with those of companies having a calendar year end, if the Company's SEC Present Value before U.S. income taxes were calculated using September 30, 1996 reserve quantities but using gas and oil prices in effect at December 31, 1996, such value would have been $889 million, although natural gas and oil prices are currently at levels more similar to September 30, 1996 prices. See "Business and Properties -- Reserves."

     The Company intends to continue its reserve and production growth in the Appalachian Basin and to accelerate such growth in the Gulf of Mexico and Nigeria. The Company spent approximately $87 million for exploration and development for the year ended September 30, 1996 and plans to spend approximately $112 million and $134 million during the 1997 and 1998 fiscal years, respectively.

     In December 1996, the Company significantly enhanced its existing Gulf of Mexico operations with the initiation of production from the Vermilion 410 field, from which the Company averaged net natural gas production of 29.4 MMcf per day for the month of February 1997. In Nigeria, the Company recently filed a development plan with respect to what it believes to be a commercial oilfield discovery called the Okwori South field, from which the Company expects to begin production in the second half of calendar 1998.

     The Company owns working interests in approximately 1,425 gross wells that qualify for unconventional fuel tax credits ("Section 29 tax credits") which have generated $59.8 million of tax credits for Ashland through September 30, 1996, including $10.5 million in fiscal 1996. The Company recently entered into a letter of intent under which it will monetize these tax credits to maximize their benefit to the Company (the "Section 29 Monetization"). Under the terms of the agreement, the Company will sell its properties that are eligible for
Section 29 tax credits (the "Section 29 Tax Credit Properties") but continue to operate and be entitled to all of the cash flow from the properties until approximately 94% of the net present value of the reserves have been produced. The proposed transaction contemplates that the Company will receive a cash payment of $6.5 million at closing, plus additional quarterly payments through 2002 reflecting the value of the Section 29 tax credits generated from the properties, which payments are expected to be approximately $2.5 million per quarter in 1997, declining to approximately $2.0 million per quarter in 2002. In connection with the transaction, the buyer will apply for a ruling from the Internal Revenue Service with regard to certain aspects of the transaction. In the event a favorable ruling is not received on or before September 15, 1997, the buyer will have the right to rescind the transaction. Closing of the transaction, which is expected to occur in April 1997, is subject to contingencies, including completion of due diligence, receipt of certain consents and negotiation of definitive documents. See "Business and Properties -- Section 29 Tax Credits."

                               COMPANY STRENGTHS

     STABILITY OF APPALACHIAN PRODUCTION. The Company has been a leading producer and operator in the Appalachian Basin for over 80 years. Over the past five fiscal years, the Company has drilled 493 net wells in Appalachia with a 99% success rate, and through its drilling and acquisition projects, has increased net proved reserves by 45% while extending the boundaries of productive areas. At September 30, 1996, the Company had net proved reserves of
541.0 Bcfe in Appalachia, of which 461.1 Bcfe, or 85%, were proved developed. The Company has an average working interest of 89% in approximately 1,050,000 gross acres in Appalachia. The Company's properties have extensive production histories, and the Company believes that such properties contain significant reserve and production enhancement opportunities. The Company plans to further exploit opportunities on its properties and has identified approximately 400 development well locations that it intends to pursue over the next five years. The Company's 1,200 mile gas gathering system in Appalachia is interconnected with various intrastate and interstate transmission lines, which gives the Company access to both local markets and major northeastern United States markets. The long-life, stable production and cash flow from the Company's properties in Appalachia help to offset the risks of and fund the Company's higher return opportunities in the Gulf of Mexico and Nigeria.

     OVER 20 YEARS OF SUCCESSFUL NIGERIAN OPERATIONS. The Company has been active in Nigeria since 1973, with oil production commencing in and continuing uninterrupted since 1975, notwithstanding periods of political instability in the region. The Company believes the stability of its operations during this period can be attributed to its long-standing relationship with the Nigerian National Petroleum Corporation (the "NNPC"), the Nigerian state-owned petroleum company, and the recognition by successive Nigerian administrations of the oil sector's importance to Nigeria's economy, which has been evidenced by Nigeria's continued administrative support and consistent economic policies that serve to preserve the petroleum industry. The Company believes it is one of only two foreign independent energy companies with production in Nigeria and one of several foreign operators in the country, which include subsidiaries or affiliates of Shell Oil Company ("Shell"), Chevron Corporation ("Chevron"), Mobil Corporation ("Mobil"), Texaco Inc. ("Texaco"), Elf Aquitaine ("Elf") and Agip SpA ("Agip"). In Nigeria, the Company operates under two production sharing contracts ("PSCs"), the first of which was originally signed in 1973 and the second of which was signed in 1992. The 1973 PSC, in which the Company owns a 100% working interest, pertains to oil prospecting licenses ("OPLs") 98 and 118, which together cover 177,000 acres. The Company commenced production under the 1973 PSC in 1975, had peak daily production of 46.5 MBbls of oil per day in November 1989 and has had cumulative production from the 1973 PSC acreage of approximately 161 MMBbls of oil through September 30, 1996. The 1992 PSC, which the Company operates with a 50% partner, Total Exploration Nigeria Ltd. ("Total"), pertains to OPLs 90 and 225, which together cover 450,000 gross acres and include the Okwori South field discovery.

     EXPERTISE IN DELTAIC ENVIRONMENTS. The Company has conducted significant exploration activities in the Mississippi River deltaic region since 1984 and in the Niger River deltaic region in Nigeria since 1973. These two environments have similar geologic characteristics, which gives the Company flexibility in the utilization of its geoscience staff. An important factor in successful exploration in these environments is the computer-aided interpretation of 3-D seismic surveys and the integration of such data with subsurface data. The Company has a staff of 13 geoscientists who are experienced at using such technology to evaluate opportunities in these deltaic environments. The Company's operating personnel have expertise in conventional, high angle and horizontal drilling and producing in these environments. The Company's recent discoveries of the Vermilion 410 field in the Gulf of Mexico and the Okwori South field in Nigeria were the result of the use of these technologies. The Company believes that its skills in geoscience evaluation and operations would be easily transferrable to deltaic areas in other West African countries.

     EFFICIENT OPERATOR. The Company operates approximately 93% of its production, which provides a significant advantage in controlling costs, allocating capital and timing the development and exploitation of its properties. The Company's personnel have considerable expertise in planning and conducting a variety of oil and gas operations, ranging from air drilling and stimulation in the tight formations in Appalachia to offshore projects with complex technical and logistical requirements. The Company's lease operating expenses in the U.S. averaged $0.47 per Mcfe for the fiscal year ended September 30, 1996 and $0.43 per Mcfe for the quarter ended December 31, 1996. The Company also believes it is a low-cost developer of reserves in Appalachia, and over the past three fiscal years has reduced its drilling cost per well in the region by approximately 28%.

     SUCCESSFUL ACQUISITION HISTORY. Since 1990, the Company has spent a total of approximately $172 million to acquire properties in Appalachia from Oxy U.S.A., Inc., UMC Petroleum Corp. and Waco Oil & Gas Co., Inc. The acreage acquired in these transactions is in close proximity to the Company's existing operations in Appalachia, allowing the Company to reduce expenses on a per Mcf basis through efficient consolidation. The Company has increased both reserves and production by drilling a total of 532 successful net wells on these acquired properties through December 31, 1996. The Company's selective acquisition strategy has made these acquisitions attractive rate of return ventures.

                               BUSINESS STRATEGY

     The Company's strategy is to capitalize on its strengths to increase cash flow and shareholder value by increasing both its reserves and production through the development and exploration of existing properties and the acquisition of additional properties with development and exploration potential. The Company intends to implement this strategy as described below.

     ENHANCING APPALACHIAN POSITION. The Company is continuing to develop its large leasehold position in the Appalachian Basin, where it has approximately 900,000 net acres and 256 net proved undeveloped drilling locations at September 30, 1996. The Company expects to drill approximately 85 wells per year over each of the next two years, which are expected to require approximately $17 million per year in capital spending. The Company is also currently evaluating opportunities for infill drilling in the Appalachian Basin that could enhance both its reserves and production in the area. The long-life, stable reserves in Appalachia provide a source of cash for the Company to invest in higher return opportunities in the Gulf of Mexico and international locations.

     INCREASING EXPLORATION AND EXPLOITATION OF HIGH POTENTIAL AREAS. The Company intends to increase its level of exploration and exploitation drilling and currently has attractive leads and prospects on its existing acreage in the Gulf of Mexico and Nigeria. The Company evaluates almost all of its prospects with 3-D seismic data prior to drilling, which the Company believes enhances the potential for returns and lowers dry hole exposure.

     In the Gulf of Mexico, the Company has interests in 62 offshore blocks, or about 150,000 net acres, with an average working interest of 51%. The Company has an inventory of approximately 17 prospects in the Gulf of Mexico and plans to participate in eight wells in the 1997 fiscal year. The Company currently has rights to approximately 148 square miles of 3-D seismic data on 19 of its 62 offshore leases in the Gulf of Mexico and over 63,000 linear miles of 2-D seismic data in the Gulf of Mexico, primarily offshore Louisiana. Capital expenditures in the Gulf of Mexico for fiscal 1997 and 1998 are expected to be approximately $31 million and $36 million, respectively.

     In Nigeria, the Company has identified approximately 30 leads and prospects on the 177,000 acres covered by the 1973 PSC, in which it holds a 100% working interest. In the third calendar quarter of 1997, the Company expects to commence a new drilling program of at least six wells on OPL 98. Under the 1992 PSC, the Company has identified nine leads and prospects on the approximately 450,000 gross acres in OPLs 90/225. In OPL 90, a development plan has been filed with Nigerian authorities for the recently discovered Okwori South field, from which the Company expects to begin production in the second half of calendar 1998. The Company expects the Okwori South field to provide cash flow as well as tax advantages to help fund the exploration of the other prospects on the 1992 PSC acreage. The Company expects to begin additional exploratory drilling on OPLs 90/225 in 1998. On the 1973 PSC, approximately 67% of the acreage will be covered with new 3-D seismic data by May 1997, and this data should be processed and fully interpreted by September 1997. On the 1992 PSC, the Company has acquired and evaluated 3-D seismic data on approximately 34% of the acreage, including the Okwori South field. Capital expenditures in Nigeria for fiscal 1997 and 1998 are budgeted to be approximately $53 million and $67 million, respectively.

     EXPANDING FROM CORE HOLDINGS. The Company will seek new exploration opportunities outside its core holdings in areas where its competitive strengths can be applied. For example, the Company has recently acquired approximately 100,000 net acres of leasehold interests in Indiana and Kentucky in the New Albany Shale formation, where the Company believes it can benefit from the application of its Appalachian expertise in producing natural gas from tight formations. The Company will also seek to expand its holdings in the Gulf of Mexico through lease acquisitions and farm-ins, focusing primarily in the Louisiana offshore area in an effort to replicate its success at its Vermilion 410 field in building its Gulf of Mexico reserve base. The Company farmed in the Vermilion 410 block in order to drill its original prospect and subsequently leased five nearby blocks and farmed in two other adjacent blocks. As a result, the Company has compiled an eight block complex and has identified additional exploration prospects. Further, the Company believes that its expertise in Nigerian ventures can be successfully applied to other international regions. The Company has begun preliminary analysis of other West African countries known to have hydrocarbon resources. In international areas, the Company intends to manage the future risks of exploration by participating generally at interest levels of 20% to 50% in basins known to contain hydrocarbons that can be developed with conventional technology.

     PURSUING GROWTH THROUGH TARGETED ACQUISITIONS. The Company is continually evaluating opportunities to acquire producing properties that possess, among others, one or more of the following characteristics: (i) close proximity to the Company's existing operations, (ii) potential opportunities to increase reserves through drilling and additional recovery or enhancement techniques and (iii) potential opportunities to reduce production expenses through more efficient operations. The Company has benefited from the deemphasis of conventional domestic exploration and production operations by the major and large independent energy companies in favor of large capital intensive projects, which in turn has resulted in such oil companies offering for sale a number of attractive properties. Company personnel have substantial training, experience and in-depth knowledge of the Company's core areas, as well as established relationships with a number of major and large independent energy companies operating in the regions, which the Company believes will help it complete successful acquisitions.

            CONTROL BY ASHLAND; TRANSACTIONS RELATED TO THE OFFERING

     CONTROL BY ASHLAND. The Company is currently a wholly-owned subsidiary of Ashland. Ashland is a publicly-owned company engaged in petroleum refining and marketing, chemical distribution and manufacturing, coal production, highway construction and, through the Company, oil and gas exploration and production. Immediately after the Offering, Ashland will own 14,400,000 shares of Common Stock of the Company, which will represent approximately 82.3% of the Company's outstanding Common Stock (80.2% if the Underwriters' over-allotment option is exercised in full). As the owner of such shares, Ashland will control the Company's Board of Directors and be in a position to control all matters affecting the Company, including any determination with respect to acquisition or disposition of Company assets, future issuance of Common Stock or other securities of the Company, the Company's incurrence of debt, any dividends payable on Common Stock and any matters submitted to a vote of the Company's stockholders.

     PROPOSED SPIN OFF. Ashland has announced that after the Offering it intends to distribute pro rata to its common stockholders all of the shares of Common Stock of the Company it then owns by means of a tax-free distribution (the "Spin Off"). Ashland's final declaration of the Spin Off will not be made until certain conditions are satisfied, many of which are beyond the control of Ashland, including receipt by Ashland of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the Spin Off and the absence of any future changes in market or economic conditions (including developments in the capital markets) or Ashland's or the Company's business or financial condition that causes Ashland's Board of Directors to conclude that the Spin Off is not in the best interests of Ashland's stockholders. As a result, no assurance can be given that the Spin Off will occur. Ashland intends to file its request for a ruling from the Internal Revenue Service as to the tax-free nature of the Spin Off and has advised the Company that it does not expect the Spin Off to occur prior to September 1997. If Ashland effects the Spin Off, it is possible that the increased number of shares of Common Stock of the Company available in the market may have an adverse effect on the market price of the Company's Common Stock. See "Risk Factors -- Intended Spin Off by Ashland" and "-- Control by Ashland and Potential Conflicts of Interest." For a description of Ashland's reasons for the Offering and the Spin Off, see "The Company."

     AGREEMENTS BETWEEN THE COMPANY AND ASHLAND. In anticipation of the Offering and in view of Ashland's intention to undertake the Spin Off, the Company and Ashland will enter into a number of agreements governing the future relationship between the parties, including a Tax Agreement, a Services Agreement, a Registration Rights Agreement and an Indemnification Agreement. The Tax Agreement will provide for certain indemnities with respect to representations made by the Company to the Internal Revenue Service to obtain a ruling on the tax-free nature of the Spin Off, as well as providing for the filing of tax returns and the allocation of taxes. The Services Agreement will specify the terms on which Ashland will continue to provide the Company with certain corporate and administrative services after the Spin Off. The Registration Rights Agreement will give Ashland certain rights to require the Company to effect registrations under the Securities Act of 1933, as amended (the "Securities Act"), of the Common Stock owned by Ashland and to bear the expenses of such registrations. The Indemnification Agreement will provide generally that the Company will indemnify Ashland for liabilities associated with its and its predecessors' operations and that Ashland will agree to indemnify the Company for liabilities relating to Ashland's operations and certain other matters. For a summary of the terms of these agreements, see "Relationship Between the Company and Ashland -- Contractual Arrangements."

     TRANSACTIONS AT CLOSING. Prior to consummation of this Offering, the Board of Directors of the Company declared a $195.4 million dividend payable to Ashland, as its current sole stockholder (the "Ashland Dividend"), of which $15.4 million was satisfied by elimination of the net intercompany receivable owed by Ashland to the Company as of January 31, 1997. The remaining $180.0 million portion of the Ashland Dividend is payable in cash upon consummation of the Offering and will be paid using all of the net proceeds of the Offering plus an amount to be borrowed under a revolving credit facility to be entered into immediately prior to the Offering (the "Credit Facility"). The net proceeds of the Offering are expected to be approximately $70.0 million after deducting the underwriting discount and other expenses (based on an assumed initial public
offering price of $     per share), which would result in the Company borrowing
an aggregate of $110.0 million under the Credit Facility to fund the remainder of the Ashland Dividend. See

"Use of Proceeds." Ashland and the Company have agreed that the net cash flows generated by the Company after January 31, 1997 will be retained by the Company.

                                  THE OFFERING

Common Stock offered........................    3,100,000 shares

Common Stock to be outstanding after the
Offering....................................    17,500,000 shares(1)

Use of Proceeds.............................    The net proceeds of the Offering
                                                will be used, together with an
                                                amount borrowed under the Credit
                                                Facility, to pay the $180.0
                                                million cash portion of the
                                                previously declared $195.4
                                                million Ashland Dividend. See
                                                "Use of Proceeds."

Listing.....................................    An application will be made to
                                                have the Common Stock approved
                                                for listing on the New York
                                                Stock Exchange (the "NYSE").

Proposed NYSE trading
  symbol....................................    "   "
---------------

(1) Does not include an aggregate of approximately 875,000 shares of Common Stock subject to stock options to be granted to certain employees and directors upon completion of the Offering. See "Management -- Company Benefit Plans -- 1997 Stock Incentive Plan."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth summary historical and pro forma financial data for the Company as of and for the periods indicated. The summary historical financial data as of and for the years ended September 30, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements of the Company. The summary historical financial data for the three months ended December 31, 1995 and 1996 have been derived from unaudited financial statements of the Company. The summary pro forma financial data set forth below give effect to (i) the Offering, (ii) the payment of the Ashland Dividend using the proceeds of the Offering, an amount borrowed under the Credit Facility and the elimination of an intercompany receivable, and (iii) the Section 29 Monetization, all as described in the Pro Forma Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The results for the three months ended December 31, 1996 are not necessarily indicative of the results which may be expected for any other period or for the full year. The following information should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, the Pro Forma Consolidated Financial Statements of the Company and the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company currently contemplates that, after the Spin Off, it will change its fiscal year to a calendar year.

                                                                                             THREE MONTHS ENDED
                                                   YEAR ENDED SEPTEMBER 30,                     DECEMBER 31,
                                          ------------------------------------------   -------------------------------
                                                                           PRO FORMA                         PRO FORMA
                                            1994       1995       1996       1996        1995       1996       1996
                                          --------   --------   --------   ---------   --------   --------   ---------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues................................  $196,300   $190,293   $230,932   $241,432    $ 54,044   $ 73,274   $ 75,774
Columbia Gas settlement(1)(3)...........        --         --     73,139     73,139      73,139         --         --
                                          --------   --------   --------   --------    --------   --------   --------
        Total revenues..................   196,300    190,293    304,071    314,571     127,183     73,274     75,774
Operating expenses, including foreign
  production taxes......................   106,524    106,223    148,077    148,077      34,208     35,120     35,120
NORM reclamation/litigation(2)(3).......        --         --      3,049      3,049          --     11,126     11,126
Depreciation, depletion and
  amortization..........................    32,876     41,001(4)   30,978    32,878       7,983      7,933      8,408
General and administrative expenses.....    15,048     10,083     16,317     17,317       4,571      4,098      4,098
Exploration costs, including dry
  holes.................................    14,219     38,837     11,649     11,649       1,330     10,356     10,356
                                          --------   --------   --------   --------    --------   --------   --------
        Total costs and expenses........   168,667    196,144    210,070    212,970      48,092     68,633     69,108
Operating income (loss).................    27,633     (5,851)    94,001    101,601      79,091      4,641      6,666
Interest expense, net of interest
  income................................       709        319        222      8,276          54         53      2,066
                                          --------   --------   --------   --------    --------   --------   --------
Income (loss) before income taxes.......    26,924     (6,170)    93,779     93,325      79,037      4,588      4,600
Income tax expense (benefit)............    (7,438)   (16,089)    18,418     28,758      23,835     (1,720)       784
                                          --------   --------   --------   --------    --------   --------   --------
Net income..............................  $ 34,362   $  9,919   $ 75,361   $ 64,567    $ 55,202   $  6,308   $  3,816
                                          ========   ========   ========   ========    ========   ========   ========
Net income per share of Common Stock....                                   $   3.69                          $   0.22
                                                                           ========                          ========
Average shares outstanding..............                                     17,500                            17,500
OTHER FINANCIAL DATA:
EBITDE(5)...............................  $ 74,728   $ 73,987   $136,628   $146,128    $ 88,404   $ 22,930   $ 25,430
Net cash provided by (used for)
  operating activities..................   110,292     59,029    112,909                 29,026     (4,378)
Capital expenditures....................    55,917    157,927     93,648                  9,524     25,414
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.........................  $129,472   $ 54,166   $ 85,579               $113,715   $ 37,808   $ 22,369
Oil and gas properties, net.............   306,418    375,364    420,359                374,539    426,604    419,629
Total assets............................   492,506    483,778    595,151                528,676    533,211    511,272
Total long-term debt....................        --         --         --                     --         --    120,260
Stockholders' equity....................   323,754    333,867    409,228                389,069    359,398    233,959

                                                   (See notes on following page)

(1) In 1995 the Company entered into a settlement agreement with Columbia Gas Transmission Company ("Columbia Gas") to resolve claims involving natural gas sales contracts that were abrogated by Columbia Gas in its 1991 bankruptcy, pursuant to which the Company received a net payment of $73.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) During 1996, the U.S. Environmental Protection Agency ("EPA") and the State of Kentucky approved the Company's plan of reclamation (including disposal off site) of naturally occurring radioactive material ("NORM") at a formerly operated oil field in Kentucky. Subsequent to September 30, 1996, and based on actual reclamation work done during the quarter ended December 31, 1996, the Company reevaluated the NORM project and estimated the total cost of remediation and reclamation to be $12 million, of which approximately $3.9 million has been expended and the remaining amounts expected to be expended have been accrued. The Company believes that the remediation and reclamation project will be completed in calendar 1997. In addition, in January 1997 the Company made an offer of $10.8 million to settle litigation related to NORM. The Company believes that it is probable it will recover 30% of all reclamation and litigation costs pursuant to settlements with Ashland's insurance carriers. See also "Business and Properties -- Environmental Matters."

(3) The Columbia Gas settlement and the NORM reclamation/litigation are nonrecurring activities. Summary financial data excluding these items is as follows:

                                       YEAR ENDED                THREE MONTHS ENDED
                                     SEPTEMBER 30,                  DECEMBER 31,
                                  --------------------    --------------------------------
                                                PRO                                 PRO
                                               FORMA                               FORMA
                                    1996        1996        1995        1996        1996
                                  --------     -----      --------    --------     -----
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
    Operating income............  $23,911     $31,511     $  5,952    $15,767     $17,792
    Net income..................   29,803      19,009        7,662     13,540      10,048
    Net income per share of
      Common Stock..............              $  1.09                             $  0.63
    EBITDE......................   66,538      76,038       15,265     34,056      36,556
    Net cash provided by (used
      for) operating
      activities................   67,351                  (18,514)     2,854

(4) Effective September 30, 1995, the Company adopted Statement of Financial Accounting Standards Board ("SFAS No. 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. As a result, the Company recorded a charge of $4.4 million (included in depreciation, depletion and amortization) to write down certain assets to their fair values.

(5) EBITDE, as presented herein, is defined as the sum of income before provision for U.S. income taxes, interest, depreciation, depletion, amortization and exploration costs, including dry holes. EBITDE does not represent funds available for discretionary use. EBITDE should not be considered in isolation or as a substitute for net income, net cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Further, EBITDE, as presented herein, may not be comparable to similarly titled measures reported by other companies.

                       SUMMARY RESERVE AND OPERATING DATA

     The following table sets forth certain summary reserve and operating information as of and for the periods indicated. Unless otherwise noted, all information in this Prospectus relating to natural gas and crude oil reserves is based upon estimates prepared by Netherland Sewell and reviewed by the Company's petroleum engineering staff and reflects the Company's net interest. For additional information regarding the Company's proved reserves as determined by Netherland Sewell and certain other information regarding the Company's gas and oil reserves, see "Business and Properties -- Reserves," the "Supplemental Disclosures About Oil and Gas Producing Activities" in Note 15 to the Consolidated Financial Statements of the Company presented elsewhere in this Prospectus and the summary reports of Netherland Sewell dated December 9, 1996, and February 20, 1997, copies of which are included as Annex A-1 to this Prospectus. See "Risk Factors -- Uncertainty of Reserve Information and Future Net Revenue Estimates" for a discussion of the uncertainties inherent in estimating natural gas and oil reserves and their estimated values.

                                                                              THREE MONTHS ENDED
                                             YEAR ENDED SEPTEMBER 30,            DECEMBER 31,
                                            --------------------------        ------------------
                                             1994      1995      1996          1995       1996
                                            ------    ------    ------        -------    -------
                                                (DOLLARS IN MILLIONS, EXCEPT PER UNIT DATA)
NET PROVED RESERVES (AT END OF PERIOD):
  Natural gas (Bcf).......................   349.2     507.4     576.9
  Crude oil and condensates (MMBbls)(1)...     8.5(2)   15.7(2)   32.3(3)
  Total proved reserves (Bcfe)............   400.2     601.6     770.6
  Percent proved developed reserves.......    92.8%     86.7%     83.9%
  SEC Present Value before U.S. income
     taxes(4).............................  $  204    $  258    $  350(5)
  SEC Present Value after taxes(4)........  $  207    $  269    $  322(5)(6)
  U.S. reserve to production ratio(7).....     9.8      13.2      14.3
  International reserve to production
     ratio(7).............................     1.1       2.1       4.8
AVERAGE DAILY PRODUCTION:
  Natural gas (MMcf per day)..............    94.3     102.9     108.4          111.0      105.8
  Crude oil and condensates (MBbls per
     day).................................    19.5      19.4      18.1           18.8       18.2
  Total production (MMcfe per day)........   211.4     219.3     216.9          223.7      214.8
AVERAGE NET SALES PRICES (HEDGED):
  Natural gas ($/Mcf).....................  $ 2.42    $ 1.89    $ 2.39         $ 2.18     $ 3.20
  Crude oil and condensates ($/Bbl).......   14.98     16.17     18.45          16.19      23.17

---------------

(1) The Nigerian crude oil reserves included herein represent gross volumes before any reduction for the Nigerian government's share of such reserves, which is paid in the form of royalties and production taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the Nigerian fiscal and cost recovery regime applicable to the Company.

(2) All Nigerian crude oil reserves for 1994 and 1995 are from a Company-generated reserve report not reviewed by Netherland Sewell.

(3) Crude oil reserves of 32.3 MMBbls at September 30, 1996 are as estimated by Netherland Sewell. Such reserves are 10.7 MMBbls greater than the amount previously reported as of such date in filings made with the Securities and Exchange Commission (the "Commission") by Ashland, the amounts included in such filings being derived from a Company-generated reserve report prior to the availability of an estimate from Netherland Sewell.

(4) Calculation of SEC Present Values are made using a 10% discount rate in accordance with the rules and regulations of the Commission.

(5) Gas and oil prices used in calculating estimated values at September 30, 1996 were $1.85 per MMBtu (Henry Hub, Louisiana) and $22.75 per Bbl of oil (West Texas Intermediate ("WTI")). If the SEC Present Value before U.S. income taxes and the SEC Present Value after taxes were presented using September 30, 1996 reserve quantities but using gas and oil prices in effect at December 31, 1996 ($3.90 per MMBtu (Henry Hub, Louisiana) and $24.25 per Bbl (WTI), respectively), without making any price-related adjustment to reserve quantities, the SEC Present Value before U.S. income taxes and the SEC Present Value after taxes would be $889 million and $673 million, respectively.

(6) Assuming completion of the Section 29 Monetization as of April 1, 1997, the SEC Present Value after taxes would be $311 million if it were calculated using September 30, 1996 reserve quantities and gas and oil prices, and would be $662 million if it were calculated using September 30, 1996 reserve quantities but using December 31, 1996 gas and oil prices without any price-related reserve adjustments.

(7) Represents fiscal year-end reserves divided by that fiscal year's production.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus, including without limitation, statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," regarding planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled after the date of this Prospectus, leads and prospects, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. In particular, given the inherently subjective nature of the estimation of oil and gas reserves and the values thereof, actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates set forth in this Prospectus, possibly materially so, as more fully described below under "-- Uncertainty of Reserve Information and Future Net Revenue Estimates."

VOLATILITY OF NATURAL GAS AND OIL PRICES

     Revenues generated from the Company's operations are highly dependent upon the price of, and demand for, natural gas and oil. In addition, the Company's profitability is determined in large part by the difference between the prices received for the natural gas and oil that it produces and the costs of finding, developing and producing such resources. Historically, the markets for natural gas and oil have been volatile, and such markets are likely to continue to be volatile in the future. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the Organization of Petroleum Exporting Countries ("OPEC"), the former Soviet Union and other producing countries, the foreign supply of natural gas and oil, the price of foreign imports and overall economic conditions. It is impossible to predict future natural gas and oil price movements with any certainty. Declines in natural gas and oil prices may materially adversely affect the Company's financial condition, liquidity, ability to finance planned capital expenditures, results of operations and value and quantity of proved reserves. Proved reserves of natural gas and oil are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be economically producible under existing circumstances. Changes in prices directly affect the Company's determination to proceed with exploration and development activities. Lower natural gas and oil prices may reduce the amount of natural gas and oil that the Company can produce economically. Historically, the Company has hedged a significant proportion of its gas production primarily through covered forward sales contracts, in an effort to reduce the exposure of the Company to fluctuations in the price of gas. This practice has limited the Company's potential gains from increases in gas prices. After the Spin Off, the Company intends to hedge its natural gas production to a more limited extent to permit it to realize the potential benefits of upward movements in gas prices. However, such a practice would also increase the Company's exposure to decreases in gas prices. Based on 1996 production volumes and excluding the impact of hedging, the Company estimates that a $0.10 per Mcf change in the average domestic natural gas sales price would result in corresponding changes of approximately $3.8 million in income from operations and approximately $2.5 million in net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES

     There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the Company. The reserve data set forth in this Prospectus represent only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future production levels, future natural gas and oil prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business and Properties -- Reserves."

     Actual future net cash flows from production of the Company's reserves will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. The timing of actual future net revenue from proved reserves, and thus their actual present value, can be affected by the timing of the incurrence of expenditures in connection with development of oil and gas properties. The 10% discount factor, which is required by the Commission to be used to calculate present value for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and gas industry. Discounted present value, no matter what discount rate is used, is materially affected by assumptions as to the amount and timing of future production, which may and often do prove to be inaccurate.

RESERVE REPLACEMENT RISK

     Natural gas and oil reserves are depleting assets. In general, the volume of production from natural gas and oil properties declines as reserves are depleted. The rate of decline depends on reservoir characteristics, and varies from the more rapid decline rate characteristic of Gulf of Mexico and Nigerian reservoirs to the relatively slow decline rate characteristic of the longer-lived fields in the Appalachian Basin. Therefore, unless the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves and production of the Company will decline as reserves are produced. The Company's future natural gas and oil production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves will be impaired and its ability to service and incur debt, including under the Company's Credit Facility, will be reduced. There can be no assurance that the Company's future exploration, development and acquisition activities will result in additional proved reserves to replace its current and future production or that the Company will be able to drill productive wells at acceptable costs. In addition, exploration and development involve numerous risks, including geological uncertainties or other conditions that may result in dry holes, the failure to produce natural gas and oil in commercial quantities or the inability to fully produce discovered reserves. Furthermore, while the Company's revenues may increase if prevailing natural gas and oil prices increase significantly, the Company's finding costs for additional reserves could also increase. For a discussion of the Company's reserves, see "Business and Properties -- Reserves."

CONTROL BY ASHLAND AND POTENTIAL CONFLICTS OF INTEREST

     The Company is currently a wholly-owned subsidiary of Ashland. Following the Offering, Ashland will own approximately 82.3% of the outstanding Common Stock (80.2% if the Underwriters' over-allotment option is exercised in full). After the Offering, through its ability to elect all directors of the Company, Ashland will control all matters affecting the Company, including any determination with respect to acquisition or disposition of Company assets, future issuance of Common Stock or other securities of the Company, the Company's incurrence of debt and any dividends payable on Common Stock. Although Ashland has announced its intention to distribute its shares of Common Stock to its stockholders through the Spin Off, such Spin Off is subject to satisfaction of certain conditions, see "-- Intended Spin Off by Ashland." Conflicts of interest may arise in the future between the Company and Ashland in a number of areas relating to their past and ongoing relationship, including allocation of capital, dividends, incurrence of indebtedness, tax matters, financial commitments, registration rights, administration of benefit plans, service arrangements, potential acquisitions of businesses or oil and gas properties and other corporate opportunities, the issuance and sale of capital stock of the Company and the election of directors. The Company has also granted Ashland certain demand and piggyback registration rights with respect to the Common Stock owned by Ashland. See "Relationship Between the Company and
Ashland -- Contractual Arrangements."

     After the Offering, Messrs. James R. Boyd, Thomas L. Feazell, Philip W. Block and Dr. Robert B. Stobaugh will be directors of the Company. Each of such persons is an officer or director of Ashland, and will comprise a majority of the Board of Directors of the Company. See "-- Intended Spin Off by Ashland" and "Management -- Directors and Executive Officers." The Company and Ashland have entered into a number of agreements for the purpose of defining the ongoing relationship between them. As a result of Ashland's ownership interest in the Company, the terms of such agreements were not, and the terms of any future amendments to those agreements may not be, the result of arm's length negotiations. In addition, notwithstanding the Tax Agreement, under ERISA and federal income tax law each member of a consolidated group (for federal income tax and ERISA purposes) is also jointly and severally liable for the federal income tax liability, certain funding and termination liabilities, certain benefit plan taxes and certain other liabilities of each other member of the consolidated group. Similar rules may apply under state income tax laws. Although Ashland has advised the Company that it does not currently intend to engage in the exploration for natural gas, natural gas liquids and crude oil except through its ownership of Common Stock of the Company, there are no restrictions, contractual or otherwise, on Ashland's engaging in such activities. Accordingly, if Ashland changes its current strategy, or makes an acquisition, it may compete with the Company. See "Relationship Between the Company and Ashland."

INTENDED SPIN OFF BY ASHLAND

     Ashland has announced that after the Offering it intends to distribute pro rata to its common stockholders all of the shares of Common Stock of the Company that it owns by means of the Spin Off. Ashland's final determination to proceed with the Spin Off will require a declaration of the Spin Off by Ashland's Board of Directors. Such a declaration is not expected to be made until certain conditions, many of which are beyond the control of Ashland, are satisfied including receipt by Ashland of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the Spin Off and the absence of any future change in market or economic conditions (including developments in the capital markets) or Ashland's or the Company's business or financial condition that causes Ashland's Board to conclude that the Spin Off is not in the best interests of Ashland's stockholders. The Company has been advised by Ashland that it does not expect the Spin Off to occur prior to September 1997. If Ashland consummates the Spin Off, the increased number of shares of Common Stock available in the market may have an adverse effect on the market price of the Common Stock. See "Relationship Between the Company and Ashland." No assurance can be given that the conditions to the Spin Off will be satisfied or that, in any event, Ashland's Board of Directors will determine to declare the Spin Off or that Ashland will not sell its shares of Common Stock. Failure of the Spin Off to occur could adversely affect the liquidity of the market for the Common Stock and, accordingly, the market price of the Common Stock.

ASHLAND LESOP TO BE A SIGNIFICANT SHAREHOLDER OF THE COMPANY

     As of December 31, 1996, the Ashland Inc. Leveraged Employee Stock Ownership Plan (the "Ashland LESOP") held 8,401,243 shares of Ashland common stock. Based upon the number of shares of Ashland outstanding at December 31, 1996, upon consummation of the Spin Off, the Ashland LESOP would own approximately 1,855,000 shares of Common Stock of the Company, representing 10.6% of the outstanding shares of Common Stock at the time of the Spin Off (10.4% if the Underwriters' over-allotment option is exercised), which would make the Ashland LESOP the largest shareholder of the Company. The Company has been advised that after the Spin Off, the Ashland LESOP intends to sell part or all of the shares of Company Common Stock it receives in the Spin Off, after expiration of a 180 day post-Offering lockup agreement. Such sales may have an adverse effect on the market price of the Common Stock.

RESTRICTIONS ON COMPANY OPERATIONS AFTER THE SPIN OFF

     Ashland's request for a ruling from the Internal Revenue Service that the Spin Off will be a tax-free distribution to Ashland and it shareholders was based on certain representations made to the Internal Revenue Service with respect to the Company, including representations to the effect that the Company, at the time of the Spin Off, will have no plan or intention to (i) merge or consolidate with or into any other corporation, (ii) liquidate or partially liquidate, (iii) sell or transfer all or substantially all of its assets, (iv) redeem or otherwise repurchase any of the Company's capital stock, or (v) issue additional shares of the Company's capital stock other than pursuant to certain employee stock option plans. Other representations may also be necessary in order to obtain the ruling. To protect Ashland from federal and state income taxes that would be incurred by it if the Spin Off were determined to be a taxable event, the Tax Agreement to be entered into in connection with this Offering provides that the Company will indemnify Ashland with respect to tax liabilities resulting from any breach by the Company of any representations made in connection with the ruling. The Company intends that, at the time of the Spin Off, the representations in the ruling request will be accurate. However, because such representations will be based on a subjective "current intent" standard, the Company may refrain from taking actions after the Spin Off, such as those listed above, that might otherwise be beneficial to the Company that might call into question its current intent at the time of the Spin Off. If the Company is required to make payments pursuant to the Tax Agreement, the amount of such payments would have a material adverse effect on the Company's business, financial condition and results of operations. See "Relationship Between the Company and Ashland -- Contractual Arrangements -- Tax Agreement."

COMPANY TO USE OFFERING PROCEEDS TO PAY DIVIDEND TO ASHLAND

     Prior to consummation of this Offering, the Board of Directors of the Company declared the Ashland Dividend, of which $15.4 million was satisfied by elimination of the net intercompany receivable owed by Ashland to the Company as of January 31, 1997. The remaining $180.0 million portion of the dividend is payable in cash upon consummation of the Offering and will be paid using all of the net proceeds of the Offering plus an amount to be borrowed under the Credit Facility. See "Use of Proceeds."

LEVERAGE

     To pay a portion of the cash dividend to Ashland upon completion of the Offering as described under "Use of Proceeds," the Company will incur approximately $110.0 million of indebtedness under the Credit Facility. The Credit Facility provides a total of $200 million of credit availability. The Company's level of indebtedness will have several important effects on its operations, including (i) a portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes, (ii) the covenants contained in the Company's Credit Facility require the Company to meet certain financial tests, other restrictions limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in business conditions and other provisions in the Company's Credit Facility will require the Company to prepay indebtedness outstanding thereunder upon certain change in control events and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond the Company's control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company has made, and will continue to make, substantial capital expenditures for exploration, development and acquisition of natural gas and oil reserves. Historically, the Company has financed these expenditures primarily with cash provided by operating activities, supplemented from time to time by advances from Ashland. During 1995 and for the quarter ended December 31, 1996, the Company's operating needs and capital expenditure programs required advances from Ashland in excess of the Company's cash flow in the amounts of $53.9 million and $19.0 million, respectively. During 1994 and 1996, the Company's cash flows exceeded its operating needs and capital expenditures in the amounts of $77.8 million and $34.7 million (including the Columbia Gas settlement), respectively. The Company currently plans to increase capital expenditures from approximately $94 million in fiscal 1996 to approximately $112 million in fiscal 1997 and approximately $134 million in 1998, principally for anticipated exploration and development costs in the Gulf of Mexico and Nigeria. Management believes that it will have sufficient cash provided by operating activities and availability under the Credit Facility to fund planned capital expenditures in 1997. If revenues decrease as a result of lower natural gas and oil prices or otherwise, the Company may have limited ability to expend the capital necessary to replace its reserves or to maintain production at current levels, resulting in a decrease in production over time. The amount and timing of the Company's expenditures have been, and until the consummation of the Spin Off, will likely continue to be, subject to considerations affecting Ashland's overall business requirements and strategy. See "-- Control by Ashland and Potential Conflicts of Interest" and "-- Intended Spin Off by Ashland." If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

INTERNATIONAL OPERATIONS

     International operations accounted for approximately 24% of the Company's total net proved reserves at September 30, 1996. Substantially all of the Company's international operations are currently being conducted in Nigeria. Such operations are subject to political, economic and other uncertainties, including, among others, risk of war, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs, taxation policies, including royalty and tax increases and retroactive tax claims, exchange controls, limits on allowable levels of production, currency fluctuations, labor disputes and other uncertainties arising out of foreign government sovereignty over the Company's international operations. The Company's international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. Furthermore, in the event of a dispute arising from international operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. On occasion, certain countries, including Nigeria, have asserted rights to land, including oil and natural gas properties, through border disputes. Certain regions of Africa and other regions of the world have a history of political and economic instability. Such instability could result in new governments or the adoption of new policies that might assume a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in voiding pre-existing contracts and/or expropriation of foreign-owned assets. To date, the Nigerian government has not voided any pre-existing contracts with the Company nor has it expropriated any Company-owned assets, and the Company is not aware of any intention of the Nigerian government to do so. However, there can be no assurance that political, economic and other uncertainties will not develop in Nigeria or elsewhere that may have a material adverse effect on the Company's business, financial position or results of operations.

     Recent events have put Nigerian political policies under increased scrutiny by the international community. In the fall of 1995, the British Commonwealth of Nations suspended Nigeria's membership for two years pending the holding of democratic elections. The United States, Canada and other trading partners also have considered the imposition of trade sanctions against Nigeria. Following the execution of nine democracy activists in 1995, the United States temporarily recalled the U.S. ambassador and announced several sanctions, including a military equipment ban and a reduction in humanitarian aid. Following such events, legislation was introduced in Congress that would have prohibited most new U.S. investments in Nigeria. Although Congress did not vote on the legislation, recent newspaper reports have indicated that such legislation may be reintroduced in Congress this year. In addition, such newspaper reports have indicated the possibility of a U.S. or international embargo on Nigerian oil sales or other sanctions against Nigeria. If new U.S. investments in Nigeria are restricted or trade sanctions are imposed and significantly reduce the amount of oil purchased from Nigeria or impede the ability of producers in Nigeria to market their production or receive market prices for such production, such sanctions could adversely affect Nigeria's oil producers and the country's overall economy. There can be no assurance that actions taken by the United States or the international community or future political unrest will not have a material adverse effect on Nigeria and in turn, on the Company's business, financial condition or results of operations.

     Nigeria is a member of OPEC, which imposes quotas on the production of oil by member countries. From time to time, these quotas are adjusted, although such adjustments have not materially affected the Company's oil production in the past. However, any reductions in production quotas imposed upon Nigeria by OPEC could limit the ability of the Company to produce oil in Nigeria and adversely affect the financial condition of the Company.

EXTENSION OF NIGERIAN 1992 PSC

     The Company's 1992 PSC in Nigeria will expire in July 1997 if the Company has not discovered oil reserves capable of producing commercial quantities on or prior to such date. Upon satisfaction of this requirement, the term of the PSC would be continued to 2017. The Company believes it has satisfied such requirement with its Okwori South field discovery, and has notified the NNPC to that effect. However, the Company has not yet received acknowledgment from the NNPC that the requirement for extension of the PSC has been satisfied. The Company expects to receive such acknowledgment in due course, although no assurance can be given as to when or if it will receive such acknowledgment. Expiration of the 1992 PSC would have a material adverse effect on the Company's future results of operations.

POSSIBLE IMPAIRMENT OF GAS AND OIL PROPERTIES

     The Company follows the successful efforts method of accounting for its gas and oil exploration and production activities. Under this method, costs (both tangible and intangible) of development wells, as well as the costs of prospective acreage, are capitalized. The costs of drilling and equipping exploratory wells which do not result in proved reserves are expensed upon the determination that the well does not justify commercial development. Other exploratory costs, including geological and geophysical costs, are expensed as incurred. The Company periodically reviews its proved properties to determine if the carrying value of such properties as reflected in its accounting records exceeds the estimated undiscounted future net revenues from proved oil and gas reserves attributable to such properties. Based on this review and the continuing evaluation of development plans, economics and other factors, if appropriate, the Company records impairments (additional depletion and depreciation) pursuant to SFAS No. 121 to the extent that the net book values of its properties exceed the expected discounted future net revenues. Such impairments constitute a charge to earnings which does not impact the Company's cash flow from operating activities. However, such writedowns impact the amount of the Company's stockholders' equity and, therefore, the ratio of debt to equity. The risk that the Company will be required to write down the carrying value of its oil and natural gas properties increases when oil and natural gas prices are depressed. No assurance can be given that the Company will not experience impairments in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DRILLING RISKS

     Drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, many of which are beyond the Company's control, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions and shortages or delays in the delivery of drilling rigs and other equipment. The Company believes that there currently is a shortage of available drilling rigs in the Gulf of Mexico and Nigeria, which could adversely affect the timing or cost of planned drilling projects. The Company's future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on the Company's business, results of operations and financial condition.

OPERATING RISKS OF GAS AND OIL OPERATIONS

     The natural gas and oil business involves certain operating hazards such as well blowouts, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in loss of human life, significant damage to property of the Company and others, environmental pollution, impairment of the Company's operations and substantial losses to the Company. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased and leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties. In accordance with customary industry practices, the Company maintains (currently under policies held by Ashland) insurance against some, but not all, of such risks and losses. The Company does not carry business interruption insurance. After the Spin Off, the Company will be required to obtain its own insurance coverage. The occurrence of an event not fully covered by insurance could have a material adverse effect on the business, financial condition and results of operations of the Company. In addition to the risks of environmental harm, the availability of a ready market for the Company's natural gas and oil production depends on the proximity of reserves to, and the capacity of, natural gas and oil gathering systems, pipelines and trucking or terminal facilities. See "Business and Properties -- Operating Hazards and Uninsured Risks."

LACK OF INDEPENDENT OPERATING HISTORY

     Prior to the consummation of the Offering, the business of the Company was operated as a subsidiary of Ashland. Accordingly, no financial or operating history of the Company as an independent entity is available for a potential investor to evaluate. Following the Offering, the Company will be expected, among other things, to incur significantly higher interest expense as a result of amounts expected to be borrowed under the Company's Credit Facility and to incur additional general and administrative expenses. Following the consummation of the Spin Off, the Company will operate as a stand-alone entity and will no longer benefit from the direct operational, financial and other support previously provided by Ashland to the Company, although the Company and Ashland will enter into a Services Agreement pursuant to which Ashland will provide certain corporate and administrative services to the Company. Upon termination of such agreement or the elimination of any services to be provided thereunder, the Company will be responsible for obtaining such services on its own. If the Company is unable to perform such services or obtain them on acceptable terms, the Company's business, financial condition and results of operations could be adversely affected. See "Relationship Between the Company and Ashland -- Contractual Arrangements."

DEPENDENCE ON KEY PERSONNEL

     The Company depends to a large extent on the services of certain senior management personnel. The loss of the services of such management personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key man insurance for the Company's benefit on any of its employees. Although the Company will enter into employment agreements with certain of its executive officers prior to the completion of the Offering, there can be no assurance that the

Company can retain key management personnel. The Company believes that its success is also dependent upon its ability to continue to employ and retain skilled technical personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. See "Management -- Employment Agreements."

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The Company's business is regulated by certain local, state and federal laws and regulations relating to the exploration for, and the development, production, marketing, pricing, transportation and storage of, natural gas and oil. The Company's domestic and international operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment or otherwise relating to environmental protection. Permits are required for the operation of various Company facilities, and these permits can be subject to revocation, modification and renewal by issuing authorities. Governmental authorities can enforce compliance with their regulations and permit terms through administrative, civil and/or criminal penalties. Increasingly strict requirements may be imposed by future changes to environmental laws and agency enforcement policies. In particular, the implementation of new, or the modification of existing, laws or regulations, including regulations which may be promulgated under the Oil Pollution Act of 1990, could have a material adverse effect on the Company. Although the Company does not expect to expend amounts that are material in relation to its total capital expenditure program for environmental compliance in the near future, because environmental laws and regulations frequently change, the Company is unable to predict the ultimate cost of compliance over the life of any of the Company's operating leases. Such costs could be substantial. The Company believes, however, that continued compliance with regulatory standards will not substantially affect its ability to compete with similarly situated oil and gas companies. The Company is subject to remediation costs associated with the Company's clean-up of a previously operated oil field in eastern Kentucky, for which the Company has spent $3.9 million through December 31, 1996 and for which it has established a reserve of $8.1 million as of December 31, 1996 to cover its estimate of future clean-up costs expected to be incurred. The Company believes this reserve will be sufficient to cover the Company's remaining clean-up obligations at the oil field based upon such estimate, although no assurance can be given that actual costs will not be higher, possibly materially so. The Company and Ashland have entered into an indemnity agreement that provides, in part, that the Company will indemnify Ashland for all liabilities associated with governmental requirements respecting the remediation of the field. If actual clean-up costs for the oil field clean-up are significantly higher than the amounts reserved, such costs could have a material adverse effect on the Company's results of operations. See "Business and Properties -- Government Regulation" and "-- Environmental Matters."

COMPETITION

     The oil and gas industry is highly competitive. The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of producing properties. The Company's competitors include major integrated oil and gas companies and numerous independent oil and gas companies and state-owned energy companies. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the oil and gas business for a much longer time than the Company. Such companies may be able to pay more for productive natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. See "Business and Properties -- Competition."

ABSENCE OF DIVIDENDS ON COMMON STOCK

     The Company currently intends to retain its cash for the operation and expansion of its business, including exploration, development and acquisition activities and currently does not intend to pay dividends on the Common Stock (except for the Ashland Dividend). The terms of the Company's Credit Facility will also contain certain restrictions on the payment of dividends to holders of Common Stock. Accordingly, the Company's ability to pay dividends in the future will depend upon such restrictions and the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors. See "Dividend Policy."

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law could have the effect of delaying, preventing or deterring an attempt to acquire control of the Company, including provisions that (i) establish a classified Board of Directors, (ii) prevent stockholders from calling special meetings of stockholders, (iii) impose certain restrictions on nominations or other proposals by stockholders at annual or special meetings of stockholders and (iv) impose restrictions on business combinations with certain interested parties. See "Description of Capital
Stock -- Certain Anti-Takeover Provisions." In addition, the Board of Directors is authorized to issue shares of preferred stock in one or more series, and to fix the voting powers, preferences and other rights and limitations thereof. Accordingly, the Company may issue shares of preferred stock with a preference over the Common Stock with respect to dividends or distributions on liquidation or dissolution, or that may otherwise adversely affect the voting or other rights of the holders of Common Stock. See "Description of Capital
Stock -- Preferred Stock." In addition, concurrently with consummation of the Spin Off, the Company intends to adopt a stockholder rights plan pursuant to which, in the event of certain events that may precede an attempted change of control of the Company, each holder of Common Stock will have the right to acquire additional shares of Common Stock (or capital stock of an acquiror) at a substantial discount to market price. The effect of the stockholder rights plan would be to deter third parties from attempting to acquire control of the Company without the consent of the Board of Directors. See "Description of Capital Stock -- Certain Anti-Takeover Provisions -- Stockholder Rights Plan." In addition, certain provisions included in the Company's Credit Facility will require the Company to prepay indebtedness outstanding thereunder upon a change in control (as defined therein) of the Company. The Company will enter into employment agreements with certain of its executive officers providing for cash payments following a change in control of the Company. See
"Management -- Employment Agreements."

NO PRIOR PUBLIC MARKET

     Prior to this Offering, there has been no public market for the shares of the Company's Common Stock. Although an application will be made to list the Common Stock on the NYSE, there can be no assurance that an active trading market for such shares will develop or be sustained after the Offering, or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price for the Common Stock will be determined by negotiations among the Company and the Underwriters, and may not be indicative of the market price of the Common Stock after this Offering. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price of the Common Stock. Factors such as variations in the Company's operating results or natural gas and oil prices, announcements by the Company or others and developments affecting the Company, the oil and gas industry or general market conditions could cause the market price of the Common Stock to fluctuate significantly.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales, or the availability for sale, of substantial amounts of Common Stock in the public market following the Offering could materially adversely affect the market price of the Common Stock. The Company, Ashland, the Ashland LESOP and each officer and director of the Company have agreed that they will not for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock (except that Ashland may effect the Spin Off), or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. See "Underwriting." If not sooner available for resale by Ashland's stockholders upon consummation of the Spin Off, after expiration of the lockup period, the 14,400,000 currently outstanding shares of Common Stock that are held by Ashland will be eligible for resale by Ashland subject to the volume and other limitations of Rule 144 under the Securities Act or in registered sales under the Securities Act pursuant to the exercise of demand registration rights. Ashland has advised the Company that it currently intends to distribute its shares of Common Stock in the Spin Off, subject to certain conditions described under "Relationship Between the Company and Ashland -- Intended Spin Off by Ashland." In addition, upon completion of the Offering, there will be 875,000 shares of Common Stock subject to options issued to management, employees and directors. No prediction can be made as to the effect, if any, that the future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Shares Eligible for Future Sale."

                                  THE COMPANY

     The Company is an independent energy company engaged in the exploration for, and the development, production, acquisition and marketing of, natural gas and oil in the United States and in Nigeria. The Company is currently a wholly-owned subsidiary of Ashland. The Company has been active in the natural gas and oil business in the United States for over 80 years and in Nigeria for over 20 years. In the United States, the Company's production is concentrated in the Appalachian Basin and in the Gulf of Mexico. Internationally, the Company operates onshore and offshore Nigeria in the deltaic region of the Niger River.

     The Company was formed to conduct upstream oil and gas activities and own the related properties of Ashland. The Board of Directors of Ashland has determined that the Company should be separated into an independent business in order to allow it to more efficiently pursue upstream business opportunities. This determination was made in part because the capital requirements and risk profile of the upstream oil and gas business are sometimes divergent from those of Ashland's other businesses. Ashland also believes that the separation of the Company into a separate business will enable the Company to compete more effectively for acquisitions that may require the use of marketable securities as consideration, and will allow the Company to offer incentives to its employees that are more closely linked to the Company's performance. Given these beliefs, Ashland plans to separate the Company through the Offering and the Spin Off, assuming the conditions thereto are satisfied as described in "Relationship Between the Company and Ashland -- Intended Spin Off by Ashland."

     The Company was incorporated in Delaware in 1985 as a subsidiary of Ashland under the name PAMCO, Inc. (later Ashland Gas Marketing, Inc.). In 1996, the Company acquired all of the exploration and production assets of Ashland, which had been held by other subsidiaries of Ashland, after which the Company changed its name to Ashland Exploration, Inc. In March 1997, the Company changed its name from Ashland Exploration, Inc. to Blazer Energy Corp. Its principal executive offices are located at 14701 St. Mary's Lane, Suite 200, Houston, Texas 77079, and its telephone number at such address is (281) 531-2900.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company, are estimated to be approximately $70.0 million (assuming an initial public offering price of $
per share), or $     if the Underwriters' over-allotment option is exercised in full.

     Prior to consummation of this Offering, the Board of Directors of the Company declared the $195.4 million Ashland Dividend payable to Ashland, as its current sole stockholder, of which $15.4 million was satisfied by elimination of the net intercompany receivable owed by Ashland to the Company as of January 31, 1997. The remaining $180.0 million portion of the dividend is payable in cash upon consummation of the Offering and will be paid using all of the net proceeds of the Offering plus approximately $110.0 million to be borrowed under the Credit Facility. Ashland and the Company have agreed that the net cash flows generated by the Company after January 31, 1997 will be retained by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a description of the Credit Facility.

                                DIVIDEND POLICY

     The Company intends to retain its earnings to finance the growth and development of its business and currently does not intend to pay any dividends on the Common Stock, other than the Ashland Dividend. In addition, the Credit Facility will contain certain restrictions on the payment of dividends to holders of the Common Stock. The Company's dividend policy will be reviewed by the Board of Directors of the Company from time to time, in light of, among other things, the Company's earnings and financial position and the limitations imposed by the Credit Facility.

                                 CAPITALIZATION

     The following table sets forth the historical debt and capitalization of the Company as of December 31, 1996, and as adjusted to give effect to (i) the Offering and (ii) the payment of the Ashland Dividend, using the net proceeds of the Offering, an amount borrowed under the Credit Facility and the elimination of a $15.4 million net intercompany receivable as set forth under "Use of Proceeds". The information presented below is unaudited and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and the Notes thereto and the Pro Forma Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                 DECEMBER 31, 1996
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Long-term debt
  Commercial bank loan, less current maturities.............  $     --     $110,000
  Other, less current maturities............................        --           --
                                                              --------     --------
          Total long-term debt..............................        --      110,000
                                                              --------     --------
Stockholders' equity
  Preferred stock, $.01 par value, 20,000,000 shares
     authorized, none issued or outstanding.................        --           --
  Common Stock, $.01 par value, 100,000,000 shares
     authorized, 14,400,000 issued and outstanding;
     17,500,000 as adjusted for the Offering(1).............       144          175
  Additional paid-in capital................................    24,255       94,224
  Retained earnings.........................................   334,999      139,560
                                                              --------     --------
          Total stockholders' equity........................   359,398      233,959
                                                              --------     --------
          Total capitalization..............................  $359,398     $343,959
                                                              ========     ========

---------------

(1) Excludes 875,000 shares of Common Stock reserved for issuance under stock options expected to be granted to directors and employees upon completion of the Offering. See "Management -- Company Benefit Plans -- 1997 Stock Incentive Plan."

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth, for the periods indicated, selected historical and pro forma financial data for the Company. The selected historical financial data as of and for the years ended September 30, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements of the Company. The selected historical financial data as of and for the years ended September 30, 1992 and 1993 and the three months ended December 31, 1995 and 1996 have been derived from unaudited financial statements of the Company. The quarterly results include, in the opinion of management, adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. The selected pro forma financial data set forth below give effect to the adjustments described in the Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus. The results for the three months ended December 31, 1996 are not necessarily indicative of the results which may be expected for any other period or the results for the full year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and the Notes thereto and the Pro Forma Consolidated Financial Statements and the Notes thereto presented elsewhere in this Prospectus. The Company currently contemplates that, after the Spin Off, it will change its fiscal year to a calendar year.

                                                                                                        THREE MONTHS ENDED
                                                   YEAR ENDED SEPTEMBER 30,                                DECEMBER 31,
                               ----------------------------------------------------------------   -------------------------------
                                                                                      PRO FORMA                         PRO FORMA
                                 1992       1993       1994       1995       1996       1996        1995       1996       1996
                               --------   --------   --------   --------   --------   ---------   --------   --------   ---------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
INCOME STATEMENT DATA:
Revenues
 Crude oil...................  $190,816   $142,439   $109,095   $117,854   $134,505    $134,505   $ 31,468   $ 41,452    $ 41,452
 Natural gas.................    66,573     95,046     83,583     70,901     94,750     105,250     21,971     31,173      33,673
 Columbia Gas
   settlement(1)(3)..........        --         --         --         --     73,139      73,139     73,139         --          --
 Other.......................     2,325      3,052      3,622      1,538      1,677       1,677        605        649         649
                               --------   --------   --------   --------   --------    --------   --------   --------    --------
       Total revenues........   259,714    240,537    196,300    190,293    304,071     314,571    127,183     73,274      75,774
Costs and expenses
 Operating expenses,
   including foreign
   production taxes..........   187,307    136,173    106,524    106,223    148,077     148,077     34,208     35,120      35,120
 NORM reclamation/
   litigation(2)(3)..........     1,000        750         --         --      3,049       3,049         --     11,126      11,126
 Depreciation, depletion and
   amortization..............    28,183     33,620     32,876     41,001(4)   30,978     32,878      7,983      7,933       8,408
 General and administrative
   expenses..................    15,644     14,573     15,048     10,083     16,317      17,317      4,571      4,098       4,098
 Exploration costs, including
   dry holes.................    11,063     19,321     14,219     38,837     11,649      11,649      1,330     10,356      10,356
                               --------   --------   --------   --------   --------    --------   --------   --------    --------
       Total costs and
         expenses............   243,197    204,437    168,667    196,144    210,070     212,970     48,092     68,633      69,108
Operating income (loss)......    16,517     36,100     27,633     (5,851)    94,001     101,601     79,091      4,641       6,666
Interest expense, net of
 interest income.............     3,619        533        709        319        222       8,276         54         53       2,066
                               --------   --------   --------   --------   --------    --------   --------   --------    --------
Income (loss) before income
 taxes.......................    12,898     35,567     26,924     (6,170)    93,779      93,325     79,037      4,588       4,600
Income tax expense
 (benefit)...................   (15,360)      (107)    (7,438)   (16,089)    18,418      28,758     23,835     (1,720)        784
                               --------   --------   --------   --------   --------    --------   --------   --------    --------
Net income...................  $ 28,258   $ 35,674   $ 34,362   $  9,919   $ 75,361    $ 64,567   $ 55,202   $  6,308    $  3,816
                               ========   ========   ========   ========   ========    ========   ========   ========    ========
Net income per share of
 Common Stock................                                                          $   3.69                          $   0.22
                                                                                       ========                          ========
Average shares outstanding...                                                            17,500                            17,500

OTHER FINANCIAL DATA:
EBITDE(5)....................  $ 58,182   $ 71,686   $ 74,728   $ 73,987   $136,628    $146,128   $ 88,404   $ 22,930    $ 25,180
Net cash provided by (used
 for) operating activities...    58,789     71,565    110,292     59,029    112,909                 29,026     (4,378)
Capital expenditures.........    91,903     61,402     55,917    157,927     93,648                  9,524     25,414

BALANCE SHEET DATA
 (AT END OF PERIOD):
Working capital..............  $ 20,712   $ 50,892   $129,472   $ 54,166   $ 85,579               $113,715   $ 37,808    $ 22,369
Oil and gas properties,
 net.........................   300,568    304,090    306,418    375,364    420,359                374,539    426,604     419,629
Total assets.................   412,105    413,238    492,506    483,778    595,151                528,676    533,211     511,272
Total long-term debt.........        --         --         --         --         --                     --         --     120,260
Stockholders' equity.........   258,652    294,326    323,754    333,867    409,228                389,069    359,398     233,959

                                                        (see notes on next page)

---------------

(1) In 1995 the Company entered into a settlement agreement with Columbia Gas to resolve claims involving natural gas sales contracts that were abrogated by Columbia Gas in its 1991 bankruptcy pursuant to which the Company received a net payment of $73.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) During 1996, the EPA and the State of Kentucky approved the Company's plan of reclamation (including disposal off site) of NORM at a formerly operated oil field in Kentucky. Subsequent to September 30, 1996, and based on actual reclamation work done during the quarter ended December 31, 1996, the Company reevaluated the NORM project and estimated the total cost of remediation and reclamation to be $12 million, of which approximately $3.9 million has been expended and the remaining amounts expected to be expended have been accrued. The Company believes that the remediation and reclamation project will be completed in calendar 1997. In addition, in January 1997 the Company made an offer of $10.8 million to settle litigation related to NORM. The Company believes that it is probable it will recover 30% of all reclamation and litigation costs pursuant to settlements with Ashland's insurance carriers. See also "Business and Properties -- Environmental Matters."

(3) The Columbia Gas settlement and the NORM reclamation/litigation are nonrecurring activities. Summary financial data excluding these items is as follows:

                                           YEAR ENDED              THREE MONTHS ENDED
                                          SEPTEMBER 30,               DECEMBER 31,
                                       -------------------   ------------------------------
                                                    PRO                              PRO
                                                   FORMA                            FORMA
                                         1996       1996       1995       1996       1996
                                       --------    -----     --------   --------    -----
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
    Operating income.................  $23,911    $31,511    $ 5,952    $15,767    $17,792
    Net income.......................   29,803     19,009      7,662     13,540     11,048
    Net income per share of Common
      Stock..........................             $  1.09                          $  0.63
    EBITDE...........................   66,538     76,038     15,265     34,056     36,556
    Net cash provided by (used for)
      operating activities...........   67,351               (18,514)     2,854

(4) Effective September 30, 1995, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. As a result, the Company recorded a charge of $4.4 million (included in depreciation, depletion and amortization) to write down certain assets to their fair values.

(5) EBITDE, as presented herein, is defined as the sum of income before provision for U.S. income taxes, interest, depreciation, depletion, amortization and exploration costs, including dry holes. EBITDE does not represent funds available for discretionary use. EBITDE should not be considered in isolation or as a substitute for net income, net cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Further, EBITDE, as presented herein, may not be comparable to similarly titled measures reported by other companies.

                            SELECTED OPERATING DATA

     The following table sets forth selected operating data for the Company for the periods indicated.

                                                                                    THREE MONTHS
                                                                                       ENDED
                                                     YEAR ENDED SEPTEMBER 30,       DECEMBER 31,
                                                    ---------------------------   ----------------
                                                     1994      1995      1996      1995      1996
                                                    -------   -------   -------   -------   ------
NET SALES VOLUMES:
  Natural gas (MMcf)
     Appalachia...................................   24,078    27,026    29,964     7,726    7,832
     Gulf of Mexico...............................    9,027     9,180     8,439     2,181    1,596
     Mineral royalty..............................    1,304     1,341     1,272       305      310
                                                    -------   -------   -------   -------   ------

          Total natural gas.......................   34,409    37,547    39,675    10,212    9,738
          Average MMcf per day....................     94.3     102.9     108.4     111.0    105.8
  Crude oil and condensate (MBbls)
     Appalachia...................................       26        67        58        22       17
     Gulf of Mexico...............................      192        70        42         8        5
     Mineral royalty..............................       82        85       106        25       26
                                                    -------   -------   -------   -------   ------
          Total domestic..........................      300       222       206        55       48
     Nigeria......................................    6,828     6,859     6,412     1,673    1,622
                                                    -------   -------   -------   -------   ------

          Total crude oil and condensate..........    7,128     7,081     6,618     1,728    1,670
          Average MBbls per day...................     19.5      19.4      18.1      18.8     18.2

AVERAGE NET SALES PRICES:
  Natural gas ($/Mcf) (hedged)
     Appalachia...................................  $  2.60   $  2.06   $  2.60   $  2.33   $ 3.33
     Gulf of Mexico...............................     2.04      1.46      1.74      1.72     2.63
     Mineral royalty..............................     1.93      1.44      1.91      1.60     1.90

          Average natural gas (hedged)............     2.42      1.89      2.39      2.18     3.20
          Average natural gas (unhedged)..........     2.37      1.91      2.74      2.21     3.30
  Crude oil and condensate ($/Bbl) (hedged)
     Appalachia...................................  $ 14.25   $ 15.96   $ 18.46   $ 15.77   $21.33
     Gulf of Mexico...............................    14.19     16.20     17.72     15.37    19.68
     Mineral royalty..............................    14.46     15.98     18.29     15.91    21.19

          Average domestic crude oil and
            condensate (hedged)...................    14.29     15.96     18.22     15.77    21.07
          Average domestic crude oil and
            condensate (unhedged).................    14.29     15.71     18.17     15.60    21.21
     Nigeria......................................    15.01     16.17     18.46     16.21    23.23

          Average crude oil and condensate
            (hedged)..............................    14.98     16.17     18.45     16.19    23.17
          Average crude oil and condensate
            (unhedged)............................    14.98     16.17     18.45     16.19    23.17

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The Pro Forma Consolidated Financial Statements presented below reflect adjustments to the Company's historical Consolidated Financial Statements and Notes thereto necessary to give pro forma effect to (i) the Offering, (ii) payment of the $195.4 million Ashland Dividend using the proceeds of the Offering, an amount borrowed under the Credit Facility and elimination of a $15.4 million net intercompany receivable as of January 31, 1997, and (iii) the
Section 29 Monetization, as if such transactions had occurred as of December 31, 1996, for purposes of the Pro Forma Consolidated Balance Sheet, and as of October 1, 1995, for purposes of the Pro Forma Statements of Consolidated Income. The Pro Forma Consolidated Financial Statements are not necessarily indicative of the current or future financial position or results of operations of the Company had the Offering, the payment of the Ashland Dividend and the
Section 29 Monetization occurred earlier and such statements should be read in the context of the related historical Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

     The pro forma adjustments are based upon currently available information and contain estimates and assumptions. Management believes that the estimates and assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to these estimates and assumptions and are properly applied in the Pro Forma Consolidated Financial Statements.

     The following assumptions have been utilized to determine the adjustments included in the Pro Forma Consolidated Financial Statements of the Company:

          (i) Upon consummation of this Offering, the Company will pay the $180.0 million cash portion of the previously declared $195.4 million Ashland Dividend (of which $15.4 million was satisfied by elimination of a net intercompany receivable as of January 31, 1997), which will be funded from the net proceeds of the Offering, expected to be approximately $70.0 million, and borrowing of approximately $110.0 million under the Credit Facility.

          (ii) Upon completion of this Offering, the Company expects to incur additional expenses for administrative costs above the levels experienced in prior periods as a result of becoming a separate company.

          (iii) The Company has entered into a letter of intent under which it will monetize its Section 29 tax credits prior to consummation of the Offering through the Section 29 Monetization under which it will receive
     (i) cash of approximately $6.5 million, (ii) the right to receive all of the cash flows from the Section 29 Tax Credit Properties, and (iii) quarterly payments measured by the Section 29 tax credits generated by the
     Section 29 Tax Credit Properties. The Company has historically received credit from Ashland for the face amount of such tax credits. Under the proposed transaction, the payments received for the value of the Section 29 tax credits will be taxable as additional sales proceeds. Additionally, the Company will be required to reimburse Ashland for approximately $29.3 million as the result of the taxable gain from this transaction. Of that amount, the Company expects approximately $12.6 million will be deferred until Ashland ceases to be an alternative minimum taxpayer, which is not expected to occur during the next year.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                             AS OF DECEMBER 31, 1996
                                          ----------------------------------------------------------
                                                                            ADJUSTMENTS
                                                       --------------------------------
                                                       EFFECTS OF THE        SECTION 29
                                          HISTORICAL   OFFERING/DIVIDEND   MONETIZATION    PRO FORMA
                                          ----------       ---------         --------     ----------

                                                                (IN THOUSANDS)
                                               ASSETS
Current assets:
  Net obligations with affiliated
     companies..........................  $   15,439       $ (15,439)(B)     $     --     $       --
  Accounts receivable, less allowance
     for doubtful accounts of $249......      44,577              --               --         44,577
  Inventories...........................      25,464              --               --         25,464
  Prepaids and other current assets.....       5,406              --               --          5,406
                                          ----------       ---------         --------     ----------
          Total current assets..........      90,886         (15,439)              --         75,447
Other assets............................       8,356              --               --          8,356
Property, plant and equipment, at cost:
  Oil and gas properties and
     equipment..........................   1,062,136              --           (6,500)(C)  1,055,636
  Unproved properties, net of
     accumulated amortization of
     $6,147.............................      16,426              --               --         16,426
  Other.................................      14,802              --               --         14,802
                                          ----------       ---------         --------     ----------
                                           1,093,364              --           (6,500)     1,086,864
  Accumulated depreciation, depletion
     and amortization...................     659,395              --               --        659,395
                                          ----------       ---------         --------     ----------
Property, plant and equipment, net......     433,969              --           (6,500)       427,469
                                          ----------       ---------         --------     ----------
          Total assets..................  $  533,211       $ (15,439)        $ (6,500)    $  511,272
                                          ==========       =========         ========     ==========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable................  $   42,369       $      --         $     --     $   42,369
  Income taxes payable..................       7,481              --               --          7,481
  Accrued liabilities...................       3,228              --               --          3,228
                                          ----------       ---------         --------     ----------
          Total current liabilities.....      53,078              --               --         53,078
Noncurrent liabilities:
  Long term debt........................          --         110,000(A)        (6,500)(C)    120,260
                                                                               16,760(D)
  Tax reimbursement due Ashland.........          --              --           12,570(D)      12,570
  Deferred income.......................      31,715              --               --         31,715
  Deferred income taxes.................      36,505              --          (29,330)(D)      7,175
  Other.................................      52,515              --               --         52,515
                                          ----------       ---------         --------     ----------
          Total noncurrent
            liabilities.................     120,735         110,000           (6,500)       224,235
Commitments and contingencies
Stockholders' equity:
  Common stock -- $.01 par value,
     100,000,000 shares authorized;
     14,400,000 issued and outstanding
     historical; 17,500,000 issued and
     outstanding pro forma..............         144              31(A)            --            175
  Additional paid-in capital............      24,255          69,969(A)            --         94,224
  Retained earnings.....................     334,999        (180,000)(A)           --        139,560
                                                             (15,439)(B)
                                          ----------       ---------         --------     ----------
          Total stockholders' equity....     359,398        (125,439)              --        233,959
                                          ----------       ---------         --------     ----------
          Total liabilities and
            stockholders' equity........  $  533,211       $ (15,439)        $ (6,500)    $  511,272
                                          ==========       =========         ========     ==========

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                   PRO FORMA STATEMENT OF CONSOLIDATED INCOME
                                  (UNAUDITED)

                                                          YEAR ENDED SEPTEMBER 30, 1996
                                           ------------------------------------------------------------
                                                                    ADJUSTMENTS
                                                         ---------------------------------
                                                          EFFECTS OF THE       SECTION 29
                                           HISTORICAL    OFFERING/DIVIDEND    MONETIZATION    PRO FORMA
                                           ----------    -----------------    ------------    ---------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Sales and operating revenues:
     Crude oil...........................  $ 134,505         $     --           $    --       $134,505
     Natural gas.........................     94,750               --            10,500(e)     105,250
  Columbia Gas settlement................     73,139               --                --         73,139
  Other..................................      1,677               --                --          1,677
                                           ---------         --------           -------       --------
                                             304,071               --            10,500        314,571
Cost and expenses:
  Operating expenses, including foreign
     production taxes....................    148,077               --                --        148,077
  NORM reclamation/litigation............      3,049               --                --          3,049
  Depreciation, depletion and
     amortization........................     30,978               --             1,900(f)      32,878
  General and administrative expenses....     16,317            1,000(a)             --         17,317
  Exploration costs, including dry
     holes...............................     11,649               --                --         11,649
                                           ---------         --------           -------       --------
                                             210,070            1,000             1,900        212,970
                                           ---------         --------           -------       --------
Operating income.........................     94,001           (1,000)            8,600        101,601
Interest expense, net of interest
  income.................................        222            7,370(b)            684(g)       8,276
                                           ---------         --------           -------       --------
Income before income taxes...............     93,779           (8,370)            7,916         93,325
Income tax expense (benefit).............     18,418           (2,930)(c)         2,770(h)      28,758
                                                                                 10,500(d)
                                           ---------         --------           -------       --------
Net income...............................  $  75,361         $ (5,440)          $(5,354)      $ 64,567
                                           =========         ========           =======       ========
Net income per share of Common Stock.....                                                     $   3.69
                                                                                              ========
Average shares outstanding (in
  thousands).............................     14,400            3,100                           17,500

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                   PRO FORMA STATEMENT OF CONSOLIDATED INCOME
                                  (UNAUDITED)

                                                        THREE MONTHS ENDED DECEMBER 31, 1996
                                            ------------------------------------------------------------
                                                                     ADJUSTMENTS
                                                          ---------------------------------
                                                           EFFECTS OF THE       SECTION 29
                                            HISTORICAL    OFFERING/DIVIDEND    MONETIZATION    PRO FORMA
                                            ----------    -----------------    ------------    ---------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Sales and operating revenues:
     Crude oil............................   $41,452           $    --           $    --        $41,452
     Natural gas..........................    31,173                --             2,500(e)      33,673
  Other...................................       649                --                --            649
                                             -------           -------           -------        -------
                                              73,274                --             2,500         75,774
Cost and expenses:
  Operating expenses, including foreign
     production taxes.....................    35,120                --                --         35,120
  NORM reclamation/litigation.............    11,126                --                --         11,126
  Depreciation, depletion and
     amortization.........................     7,933                --               475(f)       8,408
  General and administrative expenses.....     4,098                --                --          4,098
  Exploration costs, including dry
     holes................................    10,356                --                --         10,356
                                             -------           -------           -------        -------
                                              68,633                --               475         69,108
                                             -------           -------           -------        -------
Operating income..........................     4,641                --             2,025          6,666
Interest expense, net of interest
  income..................................        53             1,842(b)            171(g)       2,066
                                             -------           -------           -------        -------
Income before income taxes................     4,588            (1,842)            1,854          4,600
Income tax expense (benefit)..............    (1,720)             (645)(c)           649(h)         784
                                                                                   2,500(d)
                                             -------           -------           -------        -------
Net income................................   $ 6,308           $(1,197)          $(1,295)       $ 3,816
                                             =======           =======           =======        =======
Net income per share of Common Stock......                                                      $  0.22
                                                                                                =======
Average shares outstanding (in
  thousands)..............................    14,400             3,100                           17,500

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

PRO FORMA ADJUSTMENTS -- CONSOLIDATED BALANCE SHEET

     The pro forma adjustments to the unaudited Pro Forma Consolidated Balance Sheet as of December 31, 1996 are set forth below:

     To record the pro forma effects of the Offering and the $195.4 million Ashland Dividend:

     (A) Debt incurred under the Credit Facility to pay the $180.0 million cash portion of the Ashland Dividend less net proceeds of $70.0 million from the Offering.

     (B) Non-cash portion of the Ashland Dividend paid to Ashland by elimination of the balance of the net intercompany receivable at January 31, 1997.

     To record the pro forma effects of the Section 29 Monetization:

     (C) Cash proceeds from the Section 29 Monetization.

     (D) Estimated liability on the tax gain from the above, borrowings to fund the amounts currently due and establishment of a long-term liability for the balance of the tax reimbursement due to Ashland.

PRO FORMA ADJUSTMENTS -- STATEMENT OF CONSOLIDATED INCOME

     The pro forma adjustments to the unaudited Pro Forma Statements of Consolidated Income for the year ended September 30, 1996 and the three months ended December 31, 1996 are set forth below:

     To record the pro forma effects of the Offering to reflect the following transactions as if effective at October 1, 1995:

     (a) Additional general and administrative costs associated with the costs of functioning as a stand-alone entity for the year. No additional costs were accrued for the three month period as additional administrative costs allocated by Ashland beginning October 1, 1996 is believed to approximate the level of such additional costs.

     (b) Net interest expense on additional debt at the borrowing rate in the Credit Facility as follows:

                                                                                   THREE MONTHS
                                                                   YEAR ENDED         ENDED
                                                                  SEPTEMBER 30,    DECEMBER 31,
                                                                      1996             1996
                                                                  -------------    ------------
                                                                         (IN THOUSANDS)
        Net borrowings of $110.0 million under Credit Facility...    $ 7,370         $ 1,842
                                                                     =======         =======

     (c) Income tax impact of the above transactions.

     To record the pro forma effects of the Section 29 Monetization to reflect the following transactions as if effective at October 1, 1995:

     (d) Additional book income tax expense caused by the Section 29
Monetization.

     (e) Payments received for Section 29 tax credits generated from properties.

     (f) Additional depreciation, depletion and amortization charges incurred due to the sale and related reduction of reserves from the Section 29 Monetization.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                                  (UNAUDITED)

     (g) Net interest expense on additional debt at the borrowing rate in the Credit Facility as follows:

                                                                                   THREE MONTHS
                                                                   YEAR ENDED         ENDED
                                                                  SEPTEMBER 30,    DECEMBER 31,
                          BORROWING (REDUCTION)                       1996             1996
                          ---------------------                   -------------    ------------
                                                                         (IN THOUSANDS)
        Estimated liability on the tax gain from the above
          monetization of $16.7 million..........................     $1,119          $ 280
        Estimated cash proceeds from the sale of properties of
          $6.5 million...........................................       (435)          (109)
                                                                      ------          -----
                                                                      $  684          $ 171
                                                                      ======          =====

     (h) Additional book tax expense of the above transactions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in conjunction with the information contained in the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

OVERVIEW

     As an independent energy producer, the Company is engaged in the exploration for and the development, production, acquisition and marketing of natural gas and crude oil in the United States and in Nigeria. The Company emphasizes natural gas in its exploration and production activities in the United States where it has been active in the natural gas and oil business for over 80 years. The Company has been an oil producer and operator in Nigeria for over 20 years. In addition, the Company has mineral royalty and overriding royalty interests in approximately 240,000 net acres throughout the lower 48 states, Alaska and the Gulf of Mexico.

     In the United States, the Company is principally a natural gas producer, with natural gas making up 97% of the Company's net domestic revenue for the three months ended December 31, 1996. Average natural gas production in the United States has increased from 94.3 MMcf per day in 1994 to 108.4 MMcf per day in the fiscal year ended September 30, 1996. Average crude oil production in the United States has declined from 822 Bbls per day in fiscal 1994 to 564 Bbls per day in the fiscal year ended September 30, 1996 and 523 Bbls per day in the three months ended December 31, 1996, primarily as a result of the sale of certain properties.

     In Nigeria, crude oil makes up 100% of the Company's production. The production has declined from a peak of 46.5 MBbls per day in November of 1989 to an average of 17.5 MBbls per day for the year ended September 30, 1996 due to a period of relatively low investment from 1990 through 1994. Production for the three months ended December 31, 1996 averaged 17.6 MBbls per day. In recent years, however, the Company has changed its strategy and, as a result, expects production from Nigeria to increase as the Company increases its emphasis on the exploration and development of its Nigerian properties.

     The Company's results of operations are determined in large part by the differences between the prices received for the natural gas and crude oil produced and the cost to find, develop, produce and market such resources. Changes in sales prices received for the Company's production directly affect the Company's determination to proceed with the exploration for and development of natural gas and crude oil and the Company's quantity of proved reserves. Natural gas and crude oil prices are influenced by seasonal factors, natural gas transportation and storage infrastructure, imports, political and regulatory developments and competition from other sources of energy and have been volatile over the last three years. Final prices for prompt month natural gas contracts traded on the NYMEX for delivery of gas at Henry Hub, Louisiana, have ranged from a low of $1.25 per MMBtu to a high of $3.72 per MMBtu during the period from January 1, 1994 to December 31, 1996. The Company's production volume growth in recent years has occurred through exploration and development of its core United States holdings, as well as from producing property purchases, the most significant of which were the acquisitions of Appalachian producing properties of Waco Oil & Gas Co., Inc. and UMC Petroleum Corp. in the first calendar quarter of 1995 for $68.8 million, as well as those of OXY USA, Inc. in 1990 and 1992 for $102.6 million.

     Historically, the Company has followed a strategy of maximizing return on investment through substantial hedging activities relating to natural gas price volatility. While this strategy has in the past achieved the income goals of Ashland, it has limited the Company's potential gains from increases in market prices for gas. The Company intends to hedge its natural gas production on a more limited basis in the future in order to retain the potential for greater upside from increases in gas prices. However, such a policy would also increase the Company's exposure to declines in natural gas prices. See "Risk
Factors -- Volatility of Natural Gas and Oil Prices." In fiscal years 1994, 1995 and 1996, the Company hedged 52%, 8% and 68%, respectively, of its natural gas production. At January 31, 1997, the Company had open natural gas hedges on (i) an average of 76,776 MMBtu per day for the period March 1, 1997 through September 30, 1997 at an average price of $2.16 per MMBtu and (ii) provided that the NYMEX natural gas final settlement price is greater than $2.05 per MMBtu during any month from April 1997 to September 1997, an additional volume of

20,000 MMBtu per day at $2.05 per MMBtu during those respective monthly periods. In addition to its natural gas hedges, the Company has hedged a small amount of its domestic oil production, but does not hedge any of its Nigerian oil production. As of January 31, 1997, the Company had open hedges on an average of 290 Bbls of oil per day at an average price of $20.31 per Bbl.

     Based upon the results of operations for the year ended September 30, 1996, and excluding the effect of the Company's hedging program, a change of $0.10 per Mcf in the average price of natural gas throughout such period would result in corresponding changes in operating and net income of $3.8 million and $2.5 million, respectively. Because of the nature of the Nigerian PSCs, as described below, the Company's results are less sensitive to changes in oil prices. The Company intends to continue to utilize hedging to limit its exposure to significant declines in market prices and to ensure minimum levels of cash flow from its sales of natural gas and domestic crude oil. See "Business and Properties -- Marketing and Contracts -- Risk Management."

     In general, under the Company's PSCs with Nigeria, royalties on oil production are paid to the Nigerian government and then the Company is allocated an allowance for specified costs incurred in the development and operation of its concessions. After the payment of royalties and the recovery of specified costs, petroleum profit taxes ("PPT") are payable to the government. The Company participates with the Nigerian government in any profits remaining.

     The royalty rates for OPL 118, OPL 98, and OPLs 90/225 are 20%, 18.5% and 16.67%, respectively. The PPT rates are 65.75% for the first five years of production from each new field and 85% thereafter. The ultimate amount payable to the government is the lesser of (i) the sum of royalties and PPT based on the rates outlined above (the "Government Take") and (ii) the Revised Government Take ("RGT"). The RGT amount is calculated by a series of formulas in an agreement between the government and industry known as the Memorandum of Understanding ("MOU"). The effect of the formulas is to adjust, or revise, the Government Take in order to maintain a constant notional margin ("Notional Margin") as prices vary between $12.50 and $23 per Bbl. The Notional Margin set by the MOU is $2.30 per Bbl and can be increased to $2.50 per Bbl if sufficient capital is spent in a given year. The Notional Margin of $2.30 per Bbl is predicated on the assumed operating expenses, intangible drilling costs and capital allowance ("Technical Costs") not exceeding $2.50 per Bbl. Similarly, the Notional Margin of $2.50 per Bbl is predicated on the assumed Technical Costs not exceeding $3.50 per Bbl. The Company's actual margin will erode if Technical Costs exceed these levels. The profit margin realized by the Company on its Nigerian production in the past several years has been lower than the Notional Margin because actual costs have exceeded allowable Technical Costs primarily as a result of increased fixed costs per Bbl of production due to natural declines in production. The Notional Margin is subject to profit sharing between the Company and the NNPC, with the Company's share varying from 40% to 80% depending on monthly production levels.

     Oil values for the purposes of determining amounts payable to the Nigerian government under the PSCs are based on assumed indexed prices. The Company takes all of the oil produced under the PSCs and assumes the risk of selling the oil in world markets, and then remits payment to the Nigerian government. Gains or losses on such trading activities are realized by the Company and reflected in crude oil sales. Because the Company sells its Nigerian oil production in U.S. dollars, the Company is not subject to material foreign currency exposure with respect to its Nigerian operations.

     The Company follows the successful efforts method of accounting for its natural gas and crude oil exploration and production activities. Under this method, the Company capitalizes all costs incurred to acquire mineral interests in natural gas and oil properties, to drill and equip exploratory wells in which proved reserves are discovered and to drill and equip development wells. Geological and geophysical costs, delay rentals and technical support costs are expensed as incurred. The costs of drilling and equipping exploratory wells in which proved reserves are not discovered are expensed upon determination that a well does not justify commercial development. The capitalized costs of producing natural gas and oil properties are depreciated and depleted by the units-of-production method based on estimated proved reserves. Unproved natural gas and oil properties are periodically assessed for impairment of value and are expensed in the period in which the impairment is recognized. The successful efforts method of accounting could affect the Company's operating and net income depending upon the Company's level of exploration drilling and the results of such drilling in any year.

     The Company has deferred revenue from its Nigerian producing operations (OPLs 98/118) in order to appropriately match revenues earned with costs incurred. The 1973 PSC and MOU generally provide for capital cost and expense recovery early in the field life as recoverable contract costs are, in part, based on defined margins per barrel. Since the Company incurs significant fixed costs over the contract term, income deferral has been required to avoid inappropriately recording income in the early portion of the field life and to provide for recovery of capitalized costs. The Company at least annually reviews the overall profitability under OPLs 98/118 to assess the anticipated net profits over the remaining field life for the Company. Net profits reflect projected revenues to be realized in excess of capital and operating costs to be incurred and the remaining net book value of the Company's property, plant and equipment related to those blocks. Operating costs to be incurred include production and lifting costs, as well as royalty, PPT, and profit share payable to the Nigerian government. Net profits are recognized on a unit-of-production basis as the remaining reserves are produced.

     The Company periodically reviews its proved properties to determine whether the carrying value of such properties as reflected in its accounting records exceeds the estimated undiscounted future net revenues from proved gas and oil reserves attributable to such properties. Based on this review and the continuing evaluation of development plans, economics and other factors, if appropriate, the Company records impairments (additional depletion and depreciation) pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," to the extent that the net book values of its properties exceed the expected discounted future net revenues. Such impairments constitute a charge to earnings which does not impact the Company's cash flow from operating activities. However, such write-downs impact the amount of the Company's stockholders' equity and, therefore, the ratio of debt to equity. The risk that the Company will be required to write down the carrying value of its natural gas and oil properties can increase when natural gas and oil prices are depressed. The Company experienced impairments of $4.4 million in 1995 when SFAS No. 121 was initially adopted. There have been no further write-downs since that time. No assurance can be given that the Company will not experience additional impairments in the future.

     Columbia Gas and the Company were parties to long-term contracts for the sale by the Company to Columbia Gas of substantial volumes of natural gas at above market prices. In July 1991, Columbia Gas filed for protection from its creditors under Chapter 11 of the bankruptcy laws. Shortly after the filing, Columbia Gas rejected most of its gas purchase contracts, including the Company's, which left the Company and nearly 2,000 other gas producers as unsecured creditors. In April 1995, Columbia Gas filed a Plan of Reorganization (the "Reorganization Plan") which included a claim settlement among the largest creditors, including the Company. The Reorganization Plan, which was confirmed later in 1995, provided for a $78.5 million payment to the Company, of which 5% was withheld by Columbia Gas to satisfy any claims of nonsettling producers. In the event that any portion of the amount withheld by Columbia Gas is not used to satisfy such nonsettling claims, the Company and Ashland have agreed that such amount will be paid to Ashland.

     During 1996, the EPA and the State of Kentucky approved the Company's plan of reclamation (including disposal off site) of naturally occurring radioactive material ("NORM") at a formerly operated oil field in Kentucky. Subsequent to September 30, 1996, and based on actual reclamation work done during the quarter ended December 31, 1996, the Company revaluated the NORM project and estimates the total cost of remediation and reclamation to be $12.0 million, of which approximately $3.9 million has been expended and the remaining amounts expected to be expended have been accrued. The Company believes that the remediation and reclamation project will be completed in calendar 1997. In addition, in January 1997 the Company made an offer of $10.8 million to settle litigation related to NORM. The Company believes that it is probable it will recover 30% of all reclamation and litigation costs pursuant to settlement with Ashland's insurance carriers. See also "Business and Properties -- Environmental Matters."

     Under its tax allocation arrangement with Ashland, the Company is allocated the benefit of Section 29 tax credits and foreign tax credits expected to be utilized by Ashland in its consolidated tax return.

Historically, the full amount of the tax credits generated have been allocated to the Company. The Company has entered into a letter of intent to monetize its
Section 29 tax credits. The transaction will include an initial down payment at closing for the "tail" portion of the reserves. This will be recorded as a reduction in costs on the balance sheet for oil and gas properties and equipment. The Company will also receive a production payment equal to 100% of the production, revenue and expenses until a specified quantity of gas is produced. In addition, compensation for the tax credits will be received by the Company on a quarterly basis as the credits are generated and will be recorded as other revenues. The Company will have the option to repurchase the "tail" reserves at fair market value after January 1, 2003. The accounting impacts of this transaction, which include an increase of approximately $1.9 million per year of depreciation, depletion and amortization, are reflected in the Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus. See also "Business and Properties -- Section 29 Tax Credits." The Company anticipates that it could have realized foreign tax credit benefits on a separate Company basis approximately equal to the value allocated by Ashland.

RESULTS OF OPERATIONS

     Operating results for the Company's Domestic and International segments are presented in the tables and analyses that follow. The tables also show significant items that affect operating and net income comparisons. Each significant item is discussed in the respective segment discussions.

                            OPERATING INCOME (LOSS)

                                                                                 THREE MONTHS
                                                                                     ENDED
                                                  YEAR ENDED SEPTEMBER 30,       DECEMBER 31,
                                                 --------------------------     ---------------
                                                 1994       1995      1996      1995      1996
                                                 -----     ------     -----     -----     -----
                                                                 (IN MILLIONS)
Domestic.......................................  $ 3.8     $(14.5)    $81.8     $75.6     $ 2.0
International..................................   23.8        8.6      12.2       3.5       2.6
                                                 -----     ------     -----     -----     -----
          Total................................  $27.6     $ (5.9)    $94.0     $79.1     $ 4.6
                                                 =====     ======     =====     =====     =====

             DOMESTIC OPERATING INCOME (LOSS) AND SIGNIFICANT ITEMS

                                                                                 THREE MONTHS
                                                                                     ENDED
                                                  YEAR ENDED SEPTEMBER 30,       DECEMBER 31,
                                                 --------------------------     ---------------
                                                 1994       1995      1996      1995      1996
                                                 -----      -----    ------     -----     -----
                                                                 (IN MILLIONS)
Revenues.......................................  $91.3      $75.8    $173.3     $96.6     $32.8
Operating expenses.............................   26.2       29.3      35.7       7.6      18.5
Depreciation, depletion and amortization.......   32.5       39.7      28.9       7.6       7.3
General and administrative expenses............   14.3        9.2      15.7       4.5       4.0
Exploration costs, including dry holes.........   14.5       12.1      11.2       1.3       1.0
                                                 -----      -----    ------     -----     -----
Operating income (loss)........................    3.8      (14.5)     81.8      75.6       2.0
Significant items (expense)
  Columbia Gas settlement......................     --         --      73.1      73.1        --
  NORM costs...................................     --         --      (3.0)       --     (11.1)
  SFAS No. 121.................................     --       (4.4)       --        --        --
  NORM/Columbia Gas legal costs................   (1.1)      (0.6)     (2.0)     (0.4)     (0.5)
                                                 -----      -----    ------     -----     -----
          Total significant items..............   (1.1)      (5.0)     68.1      72.7     (11.6)
                                                 -----      -----    ------     -----     -----
Operating income (loss) excluding significant
  items........................................  $ 4.9      $(9.5)   $ 13.7     $ 2.9     $13.6
                                                 =====      =====    ======     =====     =====

     As explained above, the Company's Nigerian PSCs generally provide the Company with margins based on production. As such, the Company does not believe that an analysis of Nigerian revenues and costs is meaningful and accordingly has presented the discussion of international operations in the context of operating income only.

                         INTERNATIONAL OPERATING INCOME

                                                                                     THREE MONTHS
                                                                                        ENDED
                                                        YEAR ENDED SEPTEMBER 30,     DECEMBER 31,
                                                       --------------------------    ------------
                                                        1994      1995      1996     1995    1996
                                                       ------    ------    ------    ----    ----
                                                                     (IN MILLIONS)
Operating income (loss):
  Nigeria OPLs 98/118................................   $20.3     $10.1     $ 9.2    $2.4    $1.8
  Nigeria OPLs 90/225................................    (1.9)     (4.7)     (1.7)   (0.4)   (0.4)
  Other international................................     5.4       3.2       4.7     1.5     1.2
                                                        -----     -----     -----    ----    ----
          Total......................................   $23.8     $ 8.6     $12.2    $3.5    $2.6
                                                        =====     =====     =====    ====    ====

THREE MONTHS ENDED DECEMBER 31, 1996,
COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1995

  Domestic

     Revenues. Total domestic revenues decreased to $32.8 million for the three months ended December 31, 1996, from $96.6 million in the three months ended December 31, 1995. Revenues in the December 1995 quarter included $73.1 million of net proceeds received in the Columbia Gas settlement. Natural gas and crude oil revenues increased 41% to $32.2 million for the three months ended December 31, 1996, compared to $22.8 million for the three months ended December 31, 1995, principally due to higher natural gas prices. The Company's average price realized for natural gas in the first three months of 1997 increased $1.02 per Mcf, or 47%, to $3.20 per Mcf, compared to $2.18 per Mcf for the comparable period in the prior year. The Company's natural gas hedging activities unfavorably affected price realizations by $1.0 million and $0.4 million in the three month periods ended December 31, 1996 and 1995, respectively. Excluding the impact of natural gas hedging activity, the price increase was $1.09 per Mcf, or 49% higher than the prior comparable period's average price. Average crude oil prices for the period rose $5.30 per Bbl, or 34%, to $21.07 per Bbl and also reflected the effects of hedging activities. Excluding hedges, crude oil prices were up $5.61 per barrel or 36% from the prior year period. Because of the small volumes of domestic crude oil production, the aggregate impact of domestic crude oil hedging was not significant in either period.

     The favorable impact of higher prices was somewhat offset by a 5% reduction in natural gas volumes to 105.8 MMcf per day reflecting lower volumes in the Gulf of Mexico Region from normal production declines. However, on December 23, 1996, production commenced from the Vermilion 410 platform in the Gulf of Mexico. Production from that field continues to increase and added approximately
29.4 MMcf per day to the Company's net natural gas production in February 1997.

     Expenses. Operating expenses increased to $18.5 million for the three months ended December 31, 1996 from $7.6 million for the three months ended December 31, 1995. Production costs and taxes were relatively unchanged from the prior period. A reserve for $10.8 million was established in the 1996 period in anticipation of the settlement of outstanding litigation regarding NORM. In addition, the Company incurred expenses of $2.7 million and recorded additional reserves of $4.5 million in 1996 in connection with the reclamation program for the remediation of NORM. These costs were partially offset by an accrual of probable insurance recoveries for such litigation and reclamation of $6.8 million. See "Business and Properties -- Environmental Matters."

     Depreciation, depletion and amortization decreased 3% to $7.3 million for the three months ended December 31, 1996, compared to $7.6 million for the three months ended December 31, 1995, primarily reflecting the lower production volumes noted above.

     General and administrative expenses decreased 12% to $4.0 million for the three months ended December 31, 1996 from $4.5 million for the three months ended December 31, 1995, primarily as a result of a $1.0 million reduction in incentive compensation accruals partially offset by higher allocations of corporate expenses from Ashland and higher legal costs associated with the NORM litigation. A substantial portion of

1996 incentive compensation expense was recorded in the quarter ended December 31, 1995, in conjunction with the receipt of the Columbia Gas settlement.

     Exploration costs, including dry holes, decreased 23% to $1.0 million in the three months ended December 31, 1996, compared to $1.3 million in the prior year period reflecting a $0.4 million reduction in lease impairment charges offset partially by a $0.1 million increase in geological and geophysical ("G&G") expenses.

  International

     The Company generated operating income of $2.6 million from its international operations for the three months ended December 31, 1996, compared to $3.5 million in the comparable prior year period. The $0.9 million, or 26%, decline reflects lower volumes and profitability from its producing operations on OPLs 98/118 in Nigeria and decreased earnings from other international, which consists of crude oil trading activities.

     Operating income from OPLs 98/118 totaled $1.8 million in the three months ended December 31, 1996, a $0.6 million decline from the three months ended December 31, 1995. Crude oil volumes declined 3% to 17.6 MBbls per day compared to 18.2 MBbls per day in the prior year period. The average price recorded for Nigerian production for the 1996 quarter was $23.23 per Bbl, a $7.02 or 43% increase from the same period last year. Net profits were recognized at the rate of $1.11 per Bbl and $1.43 per Bbl in the 1996 and 1995 periods, respectively, in accordance with the Company's policy of assessing overall profitability of the PSC based on the remaining field life to the Company. The $0.32 per Bbl reduction in the recognition rate in 1996 as compared to 1995 resulted in the reduction of $0.5 million in operating income, while the lower volumes produced were responsible for the remaining $0.1 million decrease in operating income as compared to the prior period.

     The operating loss of $0.4 million on OPLs 90/225 for the three months ended December 31, 1996, was the same as reported in the comparable prior year period, as exploration costs and administrative expenses remained unchanged.

     Operating income from other international principally reflects the results of crude oil trading activity, which generated a $0.9 million operating profit in the three months ended December 31, 1996, compared to a $1.3 million operating profit in the previous year's period. Volumes traded rose 2% in the 1996 quarter to 1.8 MMBbls.

  Consolidated Net Income

     Net income for the three months ended December 31, 1996, declined $48.9 million, or 89%, to $6.3 million from $55.2 million in the comparable prior year period. The Columbia Gas settlement recorded in the period ended December 31, 1995 was responsible for approximately $47.5 million of the total decrease. In addition, the NORM-related litigation and reclamation costs recorded in 1996, partially offset by an accrual for insurance recoveries, reduced net income by approximately $7.2 million. Excluding these two significant items, domestic operations added $9.2 million to net income, more than double the contribution from the same period in 1995. Included in domestic net income were $2.5 million and $2.7 million of Section 29 tax credits in the 1996 and 1995 periods, respectively.

     International operations contributed $2.5 million and $3.5 million of net income for the three month periods ended December 31, 1996 and 1995, respectively, for the reasons described above. No U.S. tax expense was calculated on foreign income as the Company was allocated the benefits of foreign tax credits expected to be utilized.

FISCAL YEAR ENDED SEPTEMBER 30, 1996
COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1995

  Domestic

     Revenues. Total domestic revenues increased to $173.3 million for the year ended September 30, 1996, from $75.8 million in the year ended September 30, 1995. Revenues in 1996 include $73.1 million of net proceeds received in conjunction with the settlement of the Columbia Gas bankruptcy proceedings. Natural gas and crude oil revenues increased 32% to $98.5 million in 1996 from $74.4 million in 1995. Average natural gas production of 108.4 MMcf per day for the year ended September 30, 1996, was 5.5 MMcf per day or 5% higher than the
102.9 MMcf per day average for the year ended September 30, 1995. The increase in volumes principally reflects a full year of production from the acquisitions made during the second quarter of 1995.

     The Company's average price realized for natural gas in 1996 increased $0.50 per Mcf, or 26%, to $2.39 per Mcf, compared to $1.89 per Mcf in the prior year. The Company's natural gas hedging activities affected price realizations in both 1996 and 1995. Results for 1996 include $13.8 million of hedging losses, while results for 1995 include hedging losses of $0.6 million. Excluding the impact of gas hedging activity, the 1996 average price was higher by $0.83 per Mcf, or 43%, over the 1995 average price. Crude oil prices rose $2.26 per Bbl to $18.22 per Bbl in 1996, a 14% increase from 1995. Excluding the effects of hedging, crude oil prices were 16% higher. Because of the small volume of domestic production, crude oil hedging's favorable impact on revenues was not significant in either period.

     Other revenues increased to $1.7 million for the year ended September 30, 1996, compared to $1.5 million for the year ended September 30, 1995. Net margins generated from the purchase and resale of third-party natural gas totaled $0.5 and $0.4 million in 1996 and 1995, respectively. Miscellaneous other revenues, such as net gains and losses on sales of assets, remained essentially flat from period to period.

     Expenses. Operating expenses increased 22% to $35.7 million for the year ended September 30, 1996 from $29.3 million for the year ended September 30, 1995, largely a result of production tax increases of $3.3 million to $8.6 million for the year ended September 30, 1996, primarily reflecting the impact of higher natural gas volumes and prices. Operating expenses in 1996 also reflect $3.0 million of NORM-related reclamation costs.

     Depreciation, depletion and amortization decreased 27% to $28.9 million for the year ended September 30, 1996, compared to $39.7 million for the year ended September 30, 1995, despite increased production volumes in 1996. Decreased charges for depreciation, depletion and amortization principally resulted from favorable reserve revisions at the end of fiscal 1995. In addition, 1995 results included a $4.4 million charge to expense in conjunction with the adoption of SFAS No. 121.

     General and administrative expenses increased 70% to $15.7 million for the year ended September 30, 1996 from $9.2 million for the year ended September 30, 1995, principally as a result of a $1.5 million increase in legal costs primarily associated with the Company's NORM litigation and a $2.0 million increase in accruals under the Company's incentive compensation programs. In addition, prior year expenses were reduced as a result of the renegotiation of the headquarters office lease in Houston, which resulted in a one-time gain of $0.9 million.

     Exploration costs, including dry holes, decreased 7% to $11.2 million for the year ended September 30, 1996, compared to $12.1 million for the year ended September 30, 1995, primarily reflecting $1.2 million of lower dry hole, G&G and technical staff expenses partially offset by a $0.1 million increase in charges for the impairment of unproved properties.

  International

     The Company recorded international operating income of $12.2 million in the year ended September 30, 1996, a 42% increase from the $8.6 million reported for the year ended September 30, 1995. Lower per barrel profitability from the Company's producing operations on OPLs 98/118 in Nigeria combined with a $0.5 decline in earnings from crude oil trading activities reduced operating income by $1.4 million. This was more than offset, however, by reductions in dry hole, G&G, and other technical staff expenses in other areas.

     Operating income from OPLs 98/118 totaled $9.2 million in 1996, a $0.9 million or 9% decrease from the $10.1 million earned in the prior year. Crude oil production volumes declined 7% to 17.5 MBbls per day while the average price recorded in 1996 rose 14% or $2.29 per Bbl to $18.46 per Bbl. Net profits were recognized at the rate of $1.44 per Bbl and $1.46 per Bbl for 1996 and 1995, respectively, in accordance with the Company policy of assessing overall profitability of the 1973 PSC based on the remaining field life to the Company. The $0.02 per Bbl reduction in the recognition rate in 1996 as compared to 1995 resulted in a reduction of $0.7 million in operating income, while the lower volumes produced were responsible for the remaining $0.2 million decrease in operating results as compared to the prior year.

     The operating loss incurred on OPLs 90/225 declined to $1.7 million in 1996, a reduction of $3.0 million from the loss reported in 1995. Dry hole and G&G expenses declined by $3.5 million and $0.5 million, respectively, from the previous year. The favorable effect of these items was partially offset by higher charges for technical and administrative staff expenses associated with ongoing exploration activity occurring on these blocks.

     Operating income from other international of $4.7 million rose $1.5 million from 1995. Exploration costs declined $2.0 million reflecting a $0.4 million reduction in dry hole and G&G expenses in Australia coupled with reduced administrative and technical staff expenses. Crude oil trading activity generated $4.2 million of operating income in 1996, a $0.5 million reduction from the prior year. The reduction principally reflects a 12% decrease in volumes traded to 6.6 MMBbls.

  Consolidated Net Income

     Net income for the year ended September 30, 1996, totaled $75.4 million, a $65.5 million increase from the $9.9 million of net income for the year ended September 30, 1995. The Columbia Gas settlement recorded in 1996 was responsible for $47.5 million of the total increase. Excluding this significant item, domestic net income rose $13.7 million to $15.0 million, primarily for the reasons described above. Included in domestic net income were $10.5 million and $9.6 million of Section 29 tax credits in 1996 and 1995, respectively.

     Net income from international operations was $12.8 million and $8.6 million in 1996 and 1995, respectively, for the reasons described above. No U.S. tax expense was calculated on foreign income as the Company was allocated the benefits of foreign tax credits expected to be utilized. In the year ended September 30, 1996, the Company also received a $0.7 million allocation of income tax credits from Ashland for its share of benefits associated with the filing of a combined tax return in Australia for 1994 and 1995. In the year ended September 30, 1995, the Company received a credit of $0.2 million related to the combined Australian tax return for 1993.

FISCAL YEAR ENDED SEPTEMBER 30, 1995
COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1994

  Domestic

     Revenues. Total domestic revenues decreased by 17% for the year ended September 30, 1995, to $75.8 million, from $91.3 million in the year ended September 30, 1994. Natural gas and crude oil revenues declined by 15% to $74.4 million in 1995 from $87.9 million in 1994. A 9% increase in natural gas production to 102.9 MMcf per day for the year ended September 30, 1995, compared to 94.3 MMcf per day for the year ended September 30, 1994, was offset by significantly lower natural gas prices. The increased production reflects in part the acquisition of the Waco Oil & Gas Co., Inc. and UMC Petroleum Corp. properties during the second quarter of 1995, which provided additional natural gas production in the Appalachian Region.

     The Company's average price realized for natural gas in 1995 declined $0.53 per Mcf, or 22%, to $1.89 per Mcf, compared to $2.42 per Mcf in the prior year. The Company's natural gas hedging activities affected price realizations in both 1995 and 1994. Results for 1995 include $0.6 million of hedging losses, while results for 1994 include hedging gains of $1.8 million. Excluding the impact of natural gas hedging activity, the average price in 1995 declined $0.46 per Mcf, or 19%, from the $2.37 per Mcf average price in 1994.

     Oil prices rose 12% in 1995 to $15.96 per Bbl from $14.29 per Bbl in 1994, but the favorable impact of the increase was offset by a 26% decrease in daily crude oil production from 822 Bbls per day in 1994 to 609 Bbls per day in 1995 as the Company continued to dispose of miscellaneous underperforming properties. Crude oil hedging had a favorable impact on revenues, but due to the small volume of domestic production, the aggregate effect was immaterial in both periods.

     Other revenues decreased 59% to $1.4 million for the year ended September 30, 1995 from $3.4 million for the year ended September 30, 1994. Gains on sales of assets declined as the program to dispose of underperforming crude oil producing properties came to a close. In addition, other revenues for 1994 included the reversal of an $0.8 million reserve established several years earlier related to a pricing issue with a natural gas purchaser as well as $0.8 million in compensatory payments received from various coal companies for the plugging of certain wells. Net margins of $0.4 million generated from the purchase and resale of third-party natural gas were essentially flat from period to period.

     Expenses. Operating expenses increased 12% to $29.3 million for the year ended September 30, 1995 from $26.2 million for the year ended September 30, 1994. The increase principally reflects higher production costs associated with the increased volumes from the properties acquired in the second quarter of 1995.

     Depreciation, depletion and amortization increased 22% to $39.7 million for the year ended September 30, 1995, from $32.5 million for the year ended September 30, 1994. Higher charges for depreciation, depletion and amortization resulted from unfavorable price-driven reserve revisions at the end of fiscal 1994 as well as from higher production volumes in fiscal 1995. In addition, the Company incurred a $4.4 million charge to depreciation, depletion, and amortization expense in 1995 in conjunction with the adoption of SFAS No. 121.

     General and administrative expenses decreased 36% to $9.2 million for the year ended September 30, 1995 from $14.3 million for the year ended September 30, 1994, primarily as a result of the renegotiation of the headquarters office lease in Houston which resulted in a one-time gain of $0.9 million, combined with a $2.5 million reduction in accruals under the Company's performance based incentive compensation programs and a $0.5 million decrease in expenses for legal services. Incentive compensation expense in 1994 included $0.6 million related to the termination of a royalty-based discretionary incentive plan.

     Exploration costs, including dry holes, decreased $2.4 million to $12.1 million for the year ended September 30, 1995, from $14.5 million for the year ended September 30, 1994, primarily reflecting lower dry hole, G&G and lease impairment expenses, partially offset by higher delay rentals and technical staff expenses. G&G declined 53% to $1.6 million from $3.3 million in the prior year period.

  International

     The Company recorded international operating income of $8.6 million in the year ended September 30, 1995, a 64% decrease from the $23.8 million recorded for the year ended September 30, 1994. Lower per barrel profitability from the Company's producing operations on OPLs 98/118 in Nigeria combined with increased exploration expenses in other international areas and a reduction in operating profits from crude oil trading activities were responsible for the $15.2 million decline in operating profit.

     Operating income from OPLs 98/118 totaled $10.1 million in 1995, a $10.2 million decline from the $20.3 million earned in the prior year. Crude oil production rose slightly to 18.8 MBbls per day in 1995 compared to 18.7 MBbls per day in 1994. The average price recorded also increased, rising 8% to $16.17 per Bbl in 1995. Net profits were recognized at the rate of $1.46 per Bbl and $2.89 per Bbl for 1995 and 1994, respectively, in accordance with the Company policy of assessing overall profitability of the PSC based on the remaining field life to the Company. The $1.43 per Bbl reduction in the recognition rate in 1995 as compared to 1994 was responsible for the entire reduction in operating income, while the slightly higher volumes had an insignificant impact on results compared to the prior year. The substantial drop in the rate of income recognition reflects the Company's decision to increase its capital investment on OPLs 98/118 in an effort to sustain existing production until such time as new production could be added on either these blocks or on OPLs 90/225. The reduction in the rate of recording net profits reflects the fixed cost nature of operating expenses to be incurred during the transition to new production.

     Operating losses from OPLs 90/225 rose $2.8 million in 1995 to $4.7 million. Exploration costs of $4.0 million increased $4.8 million in 1995 compared to 1994 reflecting $3.7 million of dry hole expenses and a $1.5 million increase in G&G related to these blocks. G&G expense in 1994 included a $1.0 million credit for reimbursement by the Company's partner for G&G incurred in prior years. Partially offsetting these increases was a $2.2 million reduction in administrative and technical staff expenses charged to the operation. Results for 1994 included $2.4 million of prior period administrative and technical staff costs which were reallocated to OPLs 90/225 from other international to more properly reflect the source and nature of those expenses.

     Operating income from the Company's other international activities declined by 41% to $3.2 million in 1995 from $5.4 million in 1994, despite a $1.4 million decrease in exploration costs, principally in Australia. Results for 1994 included $0.8 million of lease impairment to fully impair the book value of the Company's Australian leasehold, as well as $0.8 million of dry hole expenses. Dry hole expenses in Australia during 1995 totaled $0.4 million. Crude oil trading activity produced $4.8 million of operating income in 1995 compared to operating income of $5.8 million in 1994 despite a 7% increase in volumes traded to 7.5 MMBbls. Trading results for 1994 included $1.8 million of operating income related to the final resolution of pricing issues pertaining to prior period transactions. Results for 1994 also included a $2.4 million credit for reallocation of certain prior period administrative and technical staff expenses to OPLs 90/225 as discussed above.

  Consolidated Net Income

     Net income for the year ended September 30, 1995 decreased $24.4 million, or 71%, to $9.9 million from $34.4 million for the year ended September 30, 1994. Domestic net income in 1995 included a $2.9 million charge for the adoption of SFAS No. 121. Excluding this unusual item, domestic net income declined $6.8 million to $4.1 million, principally reflecting the industry-wide weakness in natural gas prices and other operating factors as described above. Domestic net income included $9.6 million and $10.3 million of Section 29 tax credits in 1995 and 1994, respectively. Domestic income tax expense in 1994 also included approximately $1.0 million related to the reclassification of certain prior period administrative expenses from domestic to international operations.

     Net income from international operations declined by 63% to $8.6 million in 1995 from $23.3 million in 1994 for the reasons described above. No U. S. tax expense was calculated on foreign income as the Company was allocated the benefits of foreign tax credits expected to be utilized. In the years ended September 30, 1995 and 1994, the Company also received credits from Ashland for $0.2 million and $0.1 million, respectively, for its share of benefits associated with the filing of a combined company return in Australia for 1993 and 1992, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     During the three month period ended December 31, 1996, net cash used for operating activities totalled $4.4 million as compared to net cash provided by operating activities of $29.0 million for the same period in 1995. Net cash provided by operating activities for the fiscal years ended September 30, 1996 and 1995 was $112.9 million and $59.0 million, respectively. The primary reason for the large increase in net cash provided by operating activities for fiscal 1996 as compared to fiscal 1995 (and corresponding decrease in the quarter ended December 31, 1996) was the $73.1 million payment received in November 1995 in connection with the Columbia Gas settlement.

     Net cash used in investing activities of $14.6 million for the first three months of fiscal 1997 increased $6.7 million from the first quarter of fiscal 1996, reflecting higher development expenditures in both the Gulf of Mexico Region and Nigeria. Capital increases of $2.5 million in the Gulf of Mexico Region reflect activity associated with the development of the Vermilion 410 field, which began production on December 23, 1996. For the fiscal years 1996 and 1995, cash used in investing activities was $78.2 million and $112.9 million, respectively.

     The Company's capital expenditures in fiscal years 1994, 1995 and 1996 were $55.9 million, $157.9 million and $93.6 million, respectively. The decrease in capital expenditures of $64.3 million for the fiscal year ended September 30, 1996 from the prior fiscal year was primarily due to the acquisition in the second quarter of fiscal 1995 of the Appalachian producing properties of Waco Oil & Gas Co., Inc. and UMC Petroleum Corp. for $68.7 million. The $23.6 million increase in fiscal 1996 development spending is a result of construction of Vermilion 410 facilities and development drilling in Nigeria. Unsuccessful exploratory drilling in Nigeria in fiscal 1995 accounted for $24.2 million of exploratory drilling expense. Exploration expenditures in the first quarter of fiscal 1997 were $11.9 million greater than the same period in the prior year. The increase was principally due to higher geophysical and geological spending in Nigeria.

     The table below sets forth the components of the Company's historical capital expenditures for the three-year period ended September 30, 1996 and the three-month periods ended December 31, 1995 and 1996.

                                                                              THREE MONTHS ENDED
                                                 YEAR ENDED SEPTEMBER 30,        DECEMBER 31,
                                               ----------------------------   ------------------
            EXPENDITURE CATEGORY                1994       1995      1996      1995       1996
            --------------------               -------   --------   -------   -------   --------
                                                                (IN THOUSANDS)
Exploration..................................  $20,019   $ 47,859   $24,085    $1,564    $13,450
Development..................................   33,448     39,333    62,945     5,864     11,362
Lease acquisition............................    1,581      2,124     4,531        76        602
Proved property acquisition..................      869     68,611     2,087     2,020         --
                                               -------   --------   -------    ------    -------
          Total..............................  $55,917   $157,927   $93,648    $9,524    $25,414
                                               =======   ========   =======    ======    =======

     The Company's ability to maintain and grow its operating income and cash flow is dependent upon continued capital spending. The Company expects that its fiscal 1997 and fiscal 1998 capital expenditures will be approximately $112 million and $134 million, respectively. The Company has spent $25.4 million of its fiscal 1997 capital expenditure budget through December 31, 1996. In fiscal 1997, the Company plans to drill 85 net development wells in the Appalachian Basin, four net exploratory wells in the Gulf of Mexico, and one development well in Nigeria on OPLs 98/118. In addition, the development plan for the Okwori South field offshore Nigeria located on OPLs 90/225, has been approved by the Company and Total. The next step is to obtain approval from the NNPC so that development can commence in 1997. The Company's level of capital expenditures may vary in the future depending on a number of factors, including energy market conditions and other related economic factors. There are no material long-term commitments associated with expenditure plans.

     Historically, the Company's operating needs as well as its capital spending programs have been funded through cash flow from operations as well as through advances from Ashland. Under a system of intercompany accounts, all cash received by the Company was advanced to Ashland, which in turn advanced cash to the Company to fund its operating needs. See Note (9) to the Consolidated Financial Statements of the Company. During fiscal 1995 and for the quarter ended December 31, 1996, the Company's operating needs and capital expenditure programs required advances from Ashland in excess of the Company's cash flow in the amounts of $53.9 million and $19.0 million, respectively. During fiscal 1994 and fiscal 1996, the Company's cash flows exceeded its operating needs and capital expenditures in the amounts of $77.8 million and $34.7 million (including the Columbia Gas settlement), respectively. Upon the completion of the Offering, this system of non-interest bearing intercompany accounts will be discontinued and the Company will no longer receive advances from Ashland for the Company's spending requirements in excess of its cash flow and will depend on external sources of funding, although the Company will continue to utilize certain cash management functions of Ashland until the Spin Off.

     The Company has entered into a letter agreement with The Chase Manhattan Bank ("Chase") under which, prior to consummation of the Offering, the Company will enter into a $200 million Credit Facility with Chase as both agent (the "Agent") and lender. Chase has committed to underwrite and provide the entire Credit Facility and has the right to syndicate the Credit Facility to a group of lenders (together with Chase, the "Lenders") whose participants will be chosen by Chase in consultation with the Company. The Credit Facility will permit the Company to obtain unsecured revolving credit loans (the "Loans") and the issuance of letters of credit ("Letters of Credit") for a five year period in an aggregate amount not to exceed $200 million (with a sublimit of $50 million for Letters of Credit) at any time outstanding (the "Commitment"). Commitment availability will be governed by a Borrowing Base (as defined in the Credit Facility). The initial Borrowing Base has been set at $250 million, thus providing the Company availability of the entire Commitment. Subsidiaries of the Company may borrow under the Credit Facility if such obligations are guaranteed by the Company, and such borrowings by the Company's subsidiaries will be limited in the aggregate to $125 million. At the Company's option, each Loan to the Company will bear interest at (i) the higher of the federal funds effective rate plus 0.5% or Chase's prime rate, or (ii) at the eurodollar rate, plus a margin ranging from 0.5% to 1.25%, depending upon the degree of current usage under the Credit Facility. Loans to the Company's subsidiaries will carry a fixed margin of 0.75% over the selected eurodollar rate. The Company will also pay to the Lenders a fee on the unused portion of the Commitment ranging from 0.20% to 0.35%. The Credit Facility will contain various restrictive covenants customarily found in such facilities, including limitations on the Company's ability to incur additional indebtedness and its ability to pay cash dividends unless certain conditions are met. In addition, the Credit Facility will require the Company to maintain a minimum consolidated net worth equal initially to 80% of the Company's consolidated net worth on the date the Credit Facility becomes effective. The Company expects to be in compliance with the requirement that the Company maintain a ratio of EBITDA (as defined in the Credit Facility) to interest expense of at least 2.75 times on a four-quarter rolling basis after the Offering.

     The Company intends to borrow approximately $110.0 million under the Credit Facility to pay a portion of the $180.0 million cash portion of the Ashland Dividend. See "Use of Proceeds."

     The Company believes its capital resources are adequate to meet the requirements of its business. Because future cash flows are subject to a number of variables, such as the level of production of natural gas and oil and the sales price of natural gas and oil, there can be no assurance that the Company's operations will provide cash in sufficient amounts to maintain current levels of capital expenditures or to meet the Company's debt service requirements. See "Risk Factors -- Leverage," "-- International Operations," "-- Volatility of Natural Gas and Oil Prices" and "-- Reserve Replacement Risk."

POST-OFFERING MATTERS

     The Company anticipates that administrative costs will be somewhat higher in fiscal 1997 and fiscal 1998 as a result of the new and additional costs the Company will incur as a result of becoming a stand-alone enterprise. Such cost increases will include additional administrative personnel, additional third-party fees, Credit Facility fees and incremental insurance costs. In addition, interest expense will also increase for fiscal 1997 by approximately $3.3 million as a result of the Company's borrowings under the new Credit Facility. As a subsidiary of Ashland, the Company has been able to utilize the administrative services and personnel of Ashland. Those services are generally provided at cost and have included legal, tax, risk management and insurance administration, employee benefits assistance, cash management and certain other treasury functions, corporate accounting, information systems and other services. The Company was allocated a charge of $1.1 million in the quarter ended December 31, 1996, and $2.3 million, $2.4 million, and $2.3 million in the fiscal years ended September 30, 1996, 1995 and 1994, respectively, in connection with the provision of these services. The allocation in the quarter ended December 31, 1996, reflected an additional charge of $0.4 million as a result of Ashland's decision to allocate more of the costs of doing business to its operating divisions effective October 1, 1996.

     In the future, the Company intends to develop the internal capacity to provide these services and functions (or purchase them from third-party vendors) and will cease to rely on Ashland. The Company anticipates that its operating and general and administrative costs will increase for fiscal 1997 by approximately $1.0 million over fiscal 1996 levels as it assumes full responsibility for each of these services and functions. In addition, the Company anticipates that its insurance costs will increase by approximately $1.0 million per year following the Spin Off.

                            BUSINESS AND PROPERTIES

OVERVIEW

     The Company is an independent energy company engaged in the exploration for and the development, production, acquisition and marketing of natural gas and oil in the United States and in Nigeria. The Company is currently a wholly-owned subsidiary of Ashland.

     The Company has been active in the natural gas and oil business in the United States for over 80 years and in Nigeria for over 20 years. In the United States, the Company's production is concentrated in the Appalachian Basin and in the Gulf of Mexico. Internationally, the Company operates both onshore and offshore Nigeria in the deltaic region of the Niger River. All of the Company's natural gas production comes from the United States, while substantially all of its crude oil production comes from Nigeria. The Company also owns mineral royalty interests in oil and gas properties throughout the United States.

     At September 30, 1996, the Company's net proved reserves were 770.6 Bcfe, which was comprised of 576.9 Bcf of gas and 32.3 MMBbls of oil. During the five fiscal years ended September 30, 1996, the Company increased its net proved reserves by 54%, from 499.1 Bcfe at September 30, 1991 to 770.6 Bcfe at September 30, 1996, through a successful exploration and development program and a series of strategic property acquisitions. The Company's average net natural gas production over the same period increased by 38%, from 78.3 MMcf per day in fiscal 1992 to 108.4 MMcf per day in fiscal 1996. For the quarter ended December 31, 1996, total average net natural gas and oil production was 214.8 MMcfe per day, consisting of 105.8 MMcf per day of natural gas and 18.2 MBbls of oil per day. The Company's average oil production decreased from 26.9 MBbls per day in fiscal 1992 to 18.1 MBbls per day in fiscal 1996 due to a period of relatively low capital investment by the Company in Nigeria in prior years. To reverse this trend, the Company began in fiscal 1995 to increase significantly its Nigerian capital expenditures for exploration and development. The SEC Present Value of the Company's proved reserves before U.S. income taxes was $350 million as of September 30, 1996. For the purpose of comparing the SEC Present Value of the Company's reserves with those of companies having a calendar year end, if the Company's SEC Present Value before U.S. income taxes were calculated using September 30, 1996 reserve quantities but using gas and oil prices in effect at December 31, 1996, such value would have been $889 million, although natural gas and oil prices are currently at levels more similar to September 30, 1996 prices. See "-- Reserves."

     The Company intends to continue its reserve and production growth in the Appalachian Basin and to accelerate such growth in the Gulf of Mexico and Nigeria. The Company spent approximately $87 million for exploration and development for the year ended September 30, 1996 and plans to spend approximately $112 million and $134 million during the 1997 and 1998 fiscal years, respectively.

     In December 1996, the Company significantly enhanced its existing Gulf of Mexico operations with the initiation of production from the Vermilion 410 field, from which the Company averaged net natural gas production of 29.4 MMcf per day for the month of February 1997. In Nigeria, the Company recently filed a development plan with respect to what it believes to be a commercial oilfield discovery called the Okwori South field, from which the Company expects to begin production in the second half of calendar 1998.

     The Company owns working interests in approximately 1,425 gross wells that qualify for Section 29 tax credits, which have generated $59.8 million of tax credits for Ashland through September 30, 1996, including $10.5 million in fiscal 1996. The Company recently entered into a letter of intent under which it will monetize these tax credits to maximize their benefit to the Company. Under the terms of the agreement, the Company will sell the Section 29 Tax Credit Properties but continue to operate and be entitled to all of the cash flow from the properties until approximately 94% of the net present value of the reserves have been produced. The proposed transaction contemplates that the Company will receive a cash payment of $6.5 million at closing, plus additional quarterly payments through 2002 reflecting the value of the Section 29 tax credits generated from the properties, which payments are expected to be approximately $2.5 million per quarter in 1997, declining to approximately $2.0 million per quarter in 2002. In connection with the transaction, the buyer will apply for a ruling from the Internal Revenue Service with regard to certain aspects of the transaction. In the event a favorable ruling is not received on or before September 15, 1997, the buyer will have the right to rescind the transaction. Closing of the transaction, which is expected to occur in April 1997, is subject to contingencies, including completion of due diligence, receipt of certain consents and negotiation of definitive documents. See "-- Section 29 Tax Credits."

COMPANY STRENGTHS

     STABILITY OF APPALACHIAN PRODUCTION. The Company has been a leading producer and operator in the Appalachian Basin for over 80 years. Over the past five fiscal years, the Company has drilled 493 net wells in Appalachia with a 99% success rate, and through its drilling and acquisition projects, has increased net proved reserves by 45% while extending the boundaries of productive areas. At September 30, 1996, the Company had net proved reserves of
541.0 Bcfe in Appalachia, of which 461.1 Bcfe, or 85%, were proved developed. The Company has an average working interest of 89% in approximately 1,050,000 gross acres in Appalachia. The Company's properties have extensive production histories, and the Company believes that such properties contain significant reserve and production enhancement opportunities. The Company plans to further exploit opportunities on its properties and has identified approximately 400 development well locations that it intends to pursue over the next five years. The Company's 1,200 mile gas gathering system in Appalachia is interconnected with various intrastate and interstate transmission lines, which gives the Company access to both local markets and major northeastern United States markets. The long-life, stable production and cash flow from the Company's properties in Appalachia help to offset the risks of and fund the Company's higher return opportunities in the Gulf of Mexico and Nigeria.

     OVER 20 YEARS OF SUCCESSFUL NIGERIAN OPERATIONS. The Company has been active in Nigeria since 1973, with oil production commencing in and continuing uninterrupted since 1975, notwithstanding periods of political instability in the region. The Company believes the stability of its operations during this period can be attributed to its long-standing relationship with the NNPC, the Nigerian state-owned petroleum company, and the recognition by successive Nigerian administrations of the oil sector's importance to Nigeria's economy, which has been evidenced by Nigeria's continued administrative support and consistent economic policies that serve to preserve the petroleum industry. The Company believes it is one of only two foreign independent energy companies with production in Nigeria and one of several foreign operators in the country, which include subsidiaries or affiliates of Shell, Chevron, Mobil, Texaco, Elf and Agip. In Nigeria, the Company operates under two PSCs, the first of which was originally signed in 1973 and the second of which was signed in 1992. The 1973 PSC, in which the Company owns a 100% working interest, pertains to OPLs 98 and 118, which together cover 177,000 acres. The Company commenced production under the 1973 PSC in 1975, had peak daily production of 46.5 MBbls of oil per day in November 1989 and has had cumulative production from the 1973 PSC acreage of approximately 161 MMBbls of oil through September 30, 1996. The 1992 PSC, which the Company operates with a 50% partner, Total, pertains to OPLs 90 and 225, which together cover 450,000 gross acres and include the Okwori South field discovery.

     EXPERTISE IN DELTAIC ENVIRONMENTS. The Company has conducted significant exploration activities in the Mississippi River deltaic region since 1984 and in the Niger River deltaic region in Nigeria since 1973. These two environments have similar geologic characteristics, which gives the Company flexibility in the utilization of its geoscience staff. An important factor in successful exploration in these environments is the computer-aided interpretation of 3-D seismic surveys and the integration of such data with subsurface data. The Company has a staff of 13 geoscientists who are experienced at using such technology to evaluate opportunities in these deltaic environments. The Company's operating personnel have expertise in conventional, high angle and horizontal drilling and producing in these environments. The Company's recent discoveries of the Vermilion 410 field in the Gulf of Mexico and the Okwori South field in Nigeria were the result of the use of these technologies. The Company believes that its skills in geoscience evaluation and operations would be easily transferrable to deltaic areas in other West African countries.

     EFFICIENT OPERATOR. The Company operates approximately 93% of its production, which provides a significant advantage in controlling costs, allocating capital and timing the development and exploitation of its properties. The Company's personnel have considerable expertise in planning and conducting a variety of oil and gas operations, ranging from air drilling and stimulation in the tight formations in Appalachia to offshore projects with complex technical and logistical requirements. The Company's lease operating expenses in the

U.S. averaged $0.47 per Mcfe for the fiscal year ended September 30, 1996 and $0.43 per Mcfe for the quarter ended December 31, 1996. The Company also believes it is a low-cost developer of reserves in Appalachia, and over the past three fiscal years has reduced its drilling cost per well in the region by approximately 28%.

     SUCCESSFUL ACQUISITION HISTORY. Since 1990, the Company has spent a total of approximately $172 million to acquire properties in Appalachia from Oxy U.S.A., Inc., UMC Petroleum Corp. and Waco Oil & Gas Co., Inc. The acreage acquired in these transactions is in close proximity to the Company's existing operations in Appalachia, allowing the Company to reduce expenses on a per Mcf basis through efficient consolidation. The Company has increased both reserves and production by drilling a total of 532 successful net wells on these acquired properties through December 31, 1996. The Company's selective acquisition strategy has made these acquisitions attractive rate of return ventures.

BUSINESS STRATEGY

     The Company's strategy is to capitalize on its strengths to increase cash flow and shareholder value by increasing both its reserves and production through the development and exploration of existing properties and the acquisition of additional properties with development and exploration potential. The Company intends to implement this strategy as described below.

     ENHANCING APPALACHIAN POSITION. The Company is continuing to develop its large leasehold position in the Appalachian Basin, where it has approximately 900,000 net acres and 256 net proved undeveloped drilling locations at September 30, 1996. The Company expects to drill approximately 85 wells per year over each of the next two years, which are expected to require approximately $17 million per year in capital spending. The Company is also currently evaluating opportunities for infill drilling in the Appalachian Basin that could enhance both its reserves and production in the area. The long-life, stable reserves in Appalachia provide a source of cash for the Company to invest in higher return opportunities in the Gulf of Mexico and international locations.

     INCREASING EXPLORATION AND EXPLOITATION OF HIGH POTENTIAL AREAS. The Company intends to increase its level of exploration and exploitation drilling and currently has attractive leads and prospects on its existing acreage in the Gulf of Mexico and Nigeria. The Company evaluates almost all of its prospects with 3-D seismic data prior to drilling, which the Company believes enhances the potential for returns and lowers dry hole exposure.

     In the Gulf of Mexico, the Company has interests in 62 offshore blocks, or about 150,000 net acres, with an average working interest of 51%. The Company has an inventory of approximately 17 prospects in the Gulf of Mexico and plans to participate in eight wells in the 1997 fiscal year. The Company currently has rights to approximately 148 square miles of 3-D seismic data on 19 of its 62 offshore leases in the Gulf of Mexico and over 63,000 linear miles of 2-D seismic data in the Gulf of Mexico, primarily offshore Louisiana. Capital expenditures in the Gulf of Mexico for fiscal 1997 and 1998 are expected to be approximately $31 million and $36 million, respectively.

     In Nigeria, the Company has identified approximately 30 leads and prospects on the 177,000 acres covered by the 1973 PSC, in which it holds a 100% working interest. In the third calendar quarter of 1997, the Company expects to commence a new drilling program of at least six wells on OPL 98. Under the 1992 PSC, the Company has identified nine leads and prospects on the approximately 450,000 gross acres in OPLs 90/225. In OPL 90, a development plan has been filed with Nigerian authorities for the recently discovered Okwori South field, from which the Company expects to begin production in the second half of calendar 1998. The Company expects the Okwori South field to provide cash flow as well as tax advantages to help fund the exploration of the other prospects on the 1992 PSC acreage. The Company expects to begin additional exploratory drilling on OPLs 90/225 in 1998. On the 1973 PSC, approximately 67% of the acreage will be covered with new 3-D seismic data by May 1997, and this data should be processed and fully interpreted by September 1997. On the 1992 PSC, the Company has acquired and evaluated 3-D seismic data on approximately 34% of the acreage, including the Okwori South field. Capital expenditures in Nigeria for fiscal 1997 and 1998 are budgeted to be approximately $53 million and $67 million, respectively.

     EXPANDING FROM CORE HOLDINGS. The Company will seek new exploration opportunities outside its core holdings in areas where its competitive strengths can be applied. For example, the Company has recently acquired approximately 100,000 net acres of leasehold interests in Indiana and Kentucky in the New Albany Shale formation, where the Company believes it can benefit from the application of its Appalachian expertise in producing natural gas from tight formations. The Company will also seek to expand its holdings in the Gulf of Mexico through lease acquisitions and farm-ins, focusing primarily in the Louisiana offshore area in an effort to replicate its success at its Vermilion 410 field in building its Gulf of Mexico reserve base. The Company farmed in the Vermilion 410 block in order to drill its original prospect and subsequently leased five nearby blocks and farmed in two other adjacent blocks. As a result, the Company has compiled an eight block complex and has identified additional exploration prospects. Further, the Company believes that its expertise in Nigerian ventures can be successfully applied to other international regions. The Company has begun preliminary analysis of other West African countries known to have hydrocarbon resources. In international areas, the Company intends to manage the future risks of exploration by participating generally at interest levels of 20% to 50% in basins known to contain hydrocarbons that can be developed with conventional technology.

     PURSUING GROWTH THROUGH TARGETED ACQUISITIONS. The Company is continually evaluating opportunities to acquire producing properties that possess, among others, one or more of the following characteristics: (i) close proximity to the Company's existing operations, (ii) potential opportunities to increase reserves through drilling and additional recovery or enhancement techniques and (iii) potential opportunities to reduce production expenses through more efficient operations. The Company has benefited from the deemphasis of conventional domestic exploration and production operations by the major and large independent energy companies in favor of large capital intensive projects, which in turn has resulted in such oil companies offering for sale a number of attractive properties. Company personnel have substantial training, experience and in-depth knowledge of the Company's core areas, as well as established relationships with a number of major and large independent energy companies operating in the regions, which the Company believes will help it complete successful acquisitions.

OIL AND GAS PROPERTIES AND DEVELOPMENT ACTIVITIES

     The following table summarizes the Company's net proved reserves as of September 30, 1996, based on the report of Netherland Sewell, for each of its most significant producing fields based on the SEC Present Value before U.S. income taxes:

                                                            SEPTEMBER 30, 1996 PROVED RESERVES
                                                 --------------------------------------------------------
                                                 NATURAL
                                                   GAS       OIL      TOTAL    SEC PV(1)(2)    % OF TOTAL
     REGION                 FIELD NAME           (MMCF)    (MBBLS)   (MMCFE)   (IN MILLIONS)     SEC PV
     ------                 ----------           -------   -------   -------   -------------   ----------
Appalachia.......  Eastern Kentucky Gas, KY....  245,888       52    246,199       $113.6         32.4%
                   Logan/Wyoming, WV...........   55,911       --    55,911          28.9          8.2
                   Gilbert/Island Creek, WV....   48,691       --    48,691          28.8          8.2
                   Paint Creek, WV.............   51,161       --    51,161          27.2          7.8
                   Other.......................  134,949      685    139,061         64.2         18.3
Gulf of Mexico...  Vermilion 410...............   20,157       --    20,157          24.2          6.9
                   Other.......................   12,754       41    12,999          12.7          3.6
International....  Nigeria OPLs 98/118(3)......       --   30,644    183,864         33.5          9.6
Royalty..........  Various.....................    7,374      859    12,530          17.4          5.0
                                                 -------   ------    -------       ------        -----
          Total................................  576,885   32,281    770,573       $350.5        100.0%
                                                 =======   ======    =======       ======        =====

---------------

(1) SEC Present Value before U.S. income taxes as of September 30, 1996.

(2) Does not include the value of Section 29 tax credits.

(3) As of September 30, 1996, all of the Company's proved reserves in Nigeria were in OPL 98/118. The Nigerian crude oil reserves included herein represent gross volumes before any reduction for the Nigerian government's share of such reserves, which is paid in the form of royalties and production taxes. Crude oil reserves of 32.3 MMBbls at September 30, 1996 are as estimated by Netherland Sewell. Such reserves are 10.7 MMBbls greater than the amount previously reported as of such date in filings made with the Commission by Ashland, the amounts included in such filings being derived from a Company-generated reserve report prior to the availability of an estimate from Netherland Sewell.

  Appalachian Region

     The Company is one of the largest producers of natural gas in the Appalachian Basin, where it has conducted operations for over 80 years. At September 30, 1996, the Company's total net proved reserves in the region were
541.0 Bcfe or 70% of the Company's total net proved reserves. Net proved gas reserves were 536.6 Bcf, which represents 93% of total Company net proved gas reserves. At September 30, 1996, Netherland Sewell had identified 256 additional net proved undeveloped drilling locations, many of which will be drilled as part of the Company's planned 400 well drilling program over the next five years. The Company's total net gas production from this area in fiscal 1996 averaged approximately 81.9 MMcf per day, with minimal associated oil or water production. The Company has an average working interest of 91% (81% average net revenue interest) in its wells in the Appalachian Region. Natural gas produced in the Appalachian Region contains an average of 1,137 Btu per cubic foot, and consequently receives premium pricing on a volumetric basis.

     The Company operates 3,768 gross wells, 1,200 miles of gathering pipelines, and 57 compressor stations in the Appalachian Region. The Company operates 93.4% of its gross wells in the region. Operations are conducted in 46 counties in three states. Wells produce from geologic formations that are of Silurian age or younger at depths ranging from 1,500 to 7,000 feet. Individual wells often have economic lives in excess of 50 years. The costs to develop Appalachian reserves are low compared to other regions of the U.S. because of the relatively shallow reservoir depths and the low incidence of dry holes. Over the past five fiscal years, the Company has drilled 493 net wells in the Appalachian Region, with a 99% success rate. The Company believes that it gains operational efficiency and therefore maximizes the return on its investment in the Appalachian Basin because of its large acreage position, its substantial ongoing drilling program conducted over a number of years, and its extensive gas gathering system. The Company's Appalachian gas gathering system is interconnected with various intrastate and interstate transmission lines that allow access to both local and major markets in the northeastern United States. Some of the Company's Appalachian natural gas production is connected directly to end users through the Company's pipelines. The Company has acquired and is continuing to acquire gathering facilities from transmission companies to allow for direct connection to transmission pipelines. The Company's gas gathering system is also used to carry third-party natural gas to market through purchase/resale or transport arrangements.

     Operations of the Appalachian Region are directed from a regional office in Russell, Kentucky with field offices in Pikeville, Kentucky; Danville, West Virginia; and Weston, West Virginia. A total of 58 employees are located in Russell, consisting of geologists, engineers, land agents, gas marketing and measurement representatives and support staff. An additional 154 non-union employees conduct field operations.

     The Company's principal Appalachian properties are as follows:

     Eastern Kentucky Gas Area, Kentucky. The Eastern Kentucky Gas area includes approximately 32% of the Company's total net proved reserves. The Company's interests in this area are concentrated in Pike, Knott, Breathitt and Rowan counties, Kentucky on 150,325 net acres. Natural gas is produced primarily from the Lee, Maxton, Big Lime and Berea sandstone and Devonian Shale formations at depths ranging from 900 to 5,500 feet. Production attributable to the Company's net interest averaged 26.5 MMcf per day of natural gas and 142 Bbls per day of crude oil during the first quarter of fiscal 1997. The Company drilled 232 net wells in this area during the five year period ended September 30, 1996. Significant development potential still remains, with 208 net proved undeveloped locations identified for exploitation. Initial results of infill and directional drilling test programs have been promising and may result in significant additions to the existing reserve base.

     Logan/Wyoming Area, West Virginia. The Logan/Wyoming area includes approximately 7% of the Company's total net proved reserves. The Company's interests are located in Logan and Wyoming counties in southern West Virginia on 124,088 net acres. Natural gas is produced from the Mississippian Maxton, Big Lime and Berea sandstone formations at depths ranging from 2,100 to 4,400 feet. Production attributable to the Company's net interest averaged 10.5 MMcf per day of natural gas for the first quarter of fiscal 1997. The Company drilled and completed eight successful net wells in the area during fiscal 1996, including one that is currently producing at a rate of approximately 1.1 MMcf per day.

     Gilbert/Island Creek Field, West Virginia. The Gilbert/Island Creek field includes approximately 6% of the Company's total net proved reserves. The Company's interests are located in Logan, Mingo and McDowell counties in southern West Virginia on 140,676 net acres. Natural gas is produced from the Mississippian Big Lime and Berea sandstone and the Devonian shale formations at depths ranging from 1,700 to 6,000 feet. Production attributable to the Company's net interest averaged 11.6 MMcf per day of natural gas for the first quarter of fiscal 1997. The Company drilled and completed seven successful net wells during fiscal 1996, two of which are currently producing at a combined rate of approximately 2.0 MMcf per day.

     Paint Creek Field, West Virginia. The Paint Creek field includes approximately 7% of the Company's total net proved reserves. The Company's interests are located in Fayette, Raleigh, Boone and Kanawha counties in south central West Virginia on 148,342 net acres. Natural gas is produced from the Mississippian Weir and Maxton sandstone formations at depths ranging from 1,800 to 3,600 feet. Production attributable to the Company's net interest averaged
7.3 MMcf per day of gas for the first quarter of fiscal 1997. The Company drilled and completed four successful net wells in the field during fiscal 1996.

  Gulf of Mexico Region

     Substantially all of the Company's domestic producing properties outside the Appalachian Basin are located in relatively shallow waters (less than 400 feet) of the Gulf of Mexico. The Company's 150,000 net acre holdings in the Gulf of Mexico Region include interests in 62 blocks, of which 31 are operated by the Company. The Company's activities in the region are concentrated offshore Louisiana and Texas. At September 30, 1996, the Company's total net proved reserves in the Gulf of Mexico Region were 33.1 Bcfe, or

4% of the Company's total net proved reserves, and approximately 99% of such reserves were natural gas. In fiscal 1996, the Company's net gas production from the Gulf of Mexico Region averaged 23.1 MMcf per day, or 21% of the Company's total average daily net gas production. The Company's current production in the region is from 51 gross (15.9 net) wells, with 76% of such production in the region being operated by the Company in February 1997. Operations for the Gulf of Mexico Region are managed from the Company's corporate headquarters in Houston, Texas.

     Vermilion 410, Offshore Louisiana. Beginning in December 1996, the Company's principal producing property in the Gulf of Mexico Region is the Vermilion 410 field, which consists of eight producing wells located on four contiguous federal leases (Vermilion 389, Vermilion 409, Vermilion 410 and East Cameron 362) located 110 miles off the Louisiana coast in a water depth of 360 feet. The Company operates and owns a 50% working interest (39% net revenue interest) in the Vermilion 410 field. Natural gas is produced from the Trim A sandstone formation at depths ranging from 2,100 to 3,800 feet. The initial exploratory well within the Vermilion 410 field was drilled in July 1994. The field was subsequently developed with two platforms, one located within Vermilion 410 and one within Vermilion 389, with four producing wells on each platform. The Vermilion 410 platform began production in December 1996 and the Vermilion 389 platform began production in January 1997. Total production attributable to the Company's net interest from the Vermilion 410 field averaged
29.4 MMcf per day of natural gas during February 1997.

  International

     Nigeria. Substantially all of the Company's international operations are conducted onshore and offshore Nigeria in the Niger River deltaic region. In 1973, the Company signed Nigeria's first PSC, which covered OPLs 98 (offshore) and 118 (onshore). In 1975, production commenced at 6.5 MBbls of oil per day on OPL 118. In response to improved tax and PSC terms, in 1979 the Company began a 10 year exploration and development program on OPL 98, which began production in 1984. Two years later, the Company installed Nigeria's first floating, production, storage and offloading unit (a "FPSO") on OPL 98, which is a permanently moored, converted tanker ship with 1.5 MMBbls of capacity.

     From 1990 to 1994, Ashland decided to harvest the Company's reserves by reducing capital investment in Nigeria to a total of $8 million over that period, resulting in a decrease in average daily production from 41.9 MBbls per day in fiscal 1990 to 18.1 MBbls per day in fiscal 1996. In 1992, the Company signed a PSC for OPLs 90 and 225, both of which are offshore, and in 1994 farmed out a 50% interest in the 1992 PSC to Total. During 1995 and 1996, the Company's exploration activities resumed in Nigeria, and it invested $47 million over that period. Total net proved oil reserves were 30.6 MMBbls at the end of fiscal 1996, up 23.0 MMBbls from the 7.6 MMBbls reported at 1994 fiscal year-end. With a renewed focus on Nigeria coupled with newly obtained 3-D seismic data, and advanced drilling and production technology, the Company is well positioned to increase its Nigerian production and reserve volumes.

     Key Provisions of PSCs. The Company operates in Nigeria under two PSCs, which provide that the Company funds all of the operating and capital expenditures and recovers its costs and profits from the proceeds of the oil, which is marketed and sold by the Company. The proceeds of the oil sales are received abroad, usually in U.S. dollars, and then distributed to the government of Nigeria. The PSC structure differs from the joint venture arrangements of many other foreign oil and gas operators in Nigeria in that, under its PSCs, the Company does not have to depend on the NNPC for reimbursement of costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's 1973 PSC originally had two terms that totaled 25 years. However, in 1994 the second term was extended by the NNPC for an additional 15 years to the year 2013. The 1992 PSC has a total term of 25 years expiring in 2017, provided that the agreement would expire automatically in July 1997 unless oil reserves capable of producing in commercial quantities have been discovered. The Company, and its partner Total, believe that such requirement has been satisfied by the discovery and development plan of the Okwori South field and have notified the NNPC to that effect. However, the Company has not received acknowledgment from the NNPC that the commerciality requirement has been satisfied. The Company expects to receive such acknowledgment in due course, although no assurance can be given as to when or if it will receive such acknowledgment. See "Risk Factors -- Extension of Nigerian 1992 PSC." As is common in international production sharing agreements, the 1973 PSC and the 1992 PSC have relinquishment provisions. The 1992 PSC required a relinquishment of 25% of the original acreage in 1995 and will require the relinquishment of another 25% of the original acreage in July 1997. Under these relinquishment provisions, the Company is entitled to choose the acreage to be relinquished, subject to certain guidelines, and does not believe the acreage to be relinquished will affect the Company's identified prospects. Under the 1973 PSC, all relinquishment requirements have been satisfied.

     Nigerian Political Climate. Since the Company began producing oil in Nigeria in 1975, the Company's production has not been interrupted by political or economic events. Oil is a valuable resource for Nigeria, with the oil industry providing approximately 12% of the country's GDP and 93% of its foreign exchange. Accordingly, the Nigerian authorities have strived to keep the political evolution of the country from impacting the oil industry. The Company works to maintain good relationships with the Nigerian authorities and the local population residing near onshore operating areas. Operations are conducted in accordance with all environmental laws and regulations, and the Company provides benefits, such as fresh water supply, road improvements and scholarships, to the local residents near its onshore operations. Shell, Chevron, Texaco, Elf, Mobil and Agip have all made commitments to large capital programs in Nigeria. In addition, Exxon Corporation, Amoco Corporation, Conoco Inc., Statoil Norge A.S. and Total have recently signed PSCs or have become partners in existing PSCs.

     The Company has no reason to believe that the oil industry in Nigeria will be interrupted by the evolution of the country's political process, although there can be no assurance that interruptions will not occur. Recent political events have put Nigeria under increased scrutiny by the international community, and the United States, Canada and other trading partners have from time to time considered the imposition of significant oil trade sanctions against Nigeria. Recent news reports have indicated that the U.S. Congress may consider imposing such oil sanctions on Nigeria. There can be no assurance that actions taken by the United States or the international community or future political unrest in Nigeria will not cause interruptions in the Nigerian oil industry and in turn have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- International Operations" for a description of certain risks that may be associated with operations in Nigeria and other foreign countries.

     OPLs 98/118. The Company owns a 100% working interest in OPLs 98 and 118, which are combined for Nigerian fiscal and cost recovery purposes. OPL 98 is located offshore Nigeria along the Cameroon border in water depths ranging from 10 to 140 feet and comprises 102,750 acres. OPL 98 includes six producing fields, which produce from a series of Miocene sandstone formations at depths ranging from 3,500 to 9,000 feet. The Company's production on OPL 98 averaged
10.1 MBbls of oil per day for the first quarter of 1997. In 1996, the Company drilled three horizontal wells on OPL 98, which have helped mitigate the natural decline of production from the fields. The Company plans to contract a rig to initiate a program of six to ten wells on OPL 98 beginning in the third quarter of calendar 1997. The Company is currently acquiring new 3-D seismic surveys over all of OPL 98 to better define the geologic potential remaining on the acreage. OPL 118, comprising 74,083 acres onshore east of the Niger River in Imo State, includes two producing fields producing from a series of Miocene sandstone formations ranging from 4,000 to 10,000 feet. The Company's production from OPL 118 averaged 7.6 MBbls of oil per day for the first quarter of fiscal 1997. The Company has identified a number of workover and drilling opportunities and other exploration leads in and around OPL 118.

     OPLs 90/225. OPLs 90 and 225, which are combined for Nigerian fiscal and cost recovery purposes, are located 25 miles offshore in water depths ranging from 200 to 600 feet and comprise 450,000 gross acres. The Company operates the OPLs and owns a 50% working interest with Total, which became a partner in 1994. Exploration began on OPL 90/225 in 1994 with the drilling of the Okwori South #1 well, which tested over 6.0 MBbls of oil per day through ten feet of perforations in a 52 foot thick oil zone in the Pliocene Green sandstone at a depth of 6,500 feet. In 1996, the Company and Total drilled the Okwori South #2 and Okwori South #3 wells, which encountered several hydrocarbon-bearing intervals at depths of 5,000 to 9,000 feet (Pleistocene to Miocene). The Company and Total recently designated the Okwori South field to be commercial for purposes of the 1992 PSC and have filed a development plan with the NNPC. The Company expects to begin implementing its development plan in the second half of calendar 1998 by drilling up to six subsea completed wells that will produce to a FPSO. The Company and Total also have identified numerous exploratory opportunities on OPLs 90/225.

     Other. In Australia, the Company owns a 20% interest in one exploration permit consisting of 335,000 gross acres and a 25% interest in another exploration permit consisting of 590,000 gross acres, both of which are located in the North Carnarvon Basin offshore western Australia. The Company has participated in four gross exploratory wells, two on each block, all of which have been dry. The Company has no further drilling commitments at this time.

  Royalty Properties

     The Company owns mineral royalty and override interests in approximately 244,000 net acres in 25 of the lower 48 states, Alaska and the Gulf of Mexico, including more than 108,000 developed acres and approximately 136,000 acres of exploration potential. Production attributable to the Company's net interest averaged 3.5 MMcf of gas per day and 290 Bbls of oil per day during the first quarter of 1997, and contributed $4.5 million to net revenues in fiscal 1996.

EXPLORATION ACTIVITIES

     The Company's exploration efforts are coordinated by its experienced geoscience staff of 13 professionals with additional support staff. The Company's exploration efforts focus on three areas: (i) generation of a portfolio of drilling opportunities on the Company's acreage blocks in Nigeria, both onshore and offshore, (ii) generation of a portfolio of drilling opportunities in the Gulf of Mexico (primarily on the Louisiana Outer Continental Shelf (the "OCS")), and (iii) generation of large scale opportunities in the Appalachian and related Paleozoic basins, such as the New Albany Shale formation in the Illinois basin. The operations and reservoir engineering personnel at the Company work closely with the Company's geoscientists to evaluate the economics of exploration and exploitation projects.

  Focus Area Concept

     The Company's exploration approach focuses on geologic trends or areas in which the Company has a current acreage holding or can likely obtain acreage via farm-in, trade, purchase or lease acquisitions, and where appropriate technical data such as 3-D seismic data is owned or can be acquired. A team of geoscientists, landmen, reservoir engineers and operations engineers are assigned to identify the optimal number of opportunities to drill economically for natural gas and oil within a given focus area. The opportunities can span a broad range from development drilling, low- to medium-risk exploratory drilling, exploitation through recompletion or horizontal drilling and acquisition of producing wells. An example of the successful application of the focus area approach is the Vermilion 410 complex, which began as a farm-in of a single lease and has grown to an eight block, 29,000 gross (15,553 net) acre position. Additional focus areas include the Appalachian producing areas, the New Albany Shale area and each of the Nigerian acreage blocks (OPL 90/225, OPL 98 and OPL
118). In each example, a team of the Company's technical experts focuses on defining and recommending all available drilling opportunities in the focus area, from infill horizontal drilling to deep exploration, and adjusts such focus to optimize achievement of the Company's objectives.

  Exploration Technology

     Seismic Data. A principal element of the Company's business strategy involves the use of advanced technologies to analyze an extensive database of geological and geophysical data in an effort to increase drilling success and lower dry hole exposure. The Company currently has rights to approximately 148 square miles of 3-D seismic data on 19 of its 62 offshore leases in the Gulf of Mexico and over 63,000 linear miles of 2-D seismic data in the Gulf of Mexico. In Nigeria, the Company expects that approximately 67% of the acreage under the 1973 PSC will be covered with 3-D seismic by May 1997 and this data should be processed and fully interpreted by September 1997. On the 1992 PSC, approximately 34% of the acreage has been covered by 3-D seismic data, all of which has been fully interpreted. To integrate the interpretation of its 3-D seismic data and analyze potential exploration and exploitation opportunities, the Company has a network of twelve moveable workstations that use the Schlumberger GeoQuest seismic software, multiple GES GeoGraphix mapping programs and a Schlumberger/GES QLA(2) well log analysis program.

     Horizontal Drilling Technology. Based on its high angle drilling in the Gulf of Mexico and horizontal drilling operations in Nigeria, the Company believes it has significant experience in the application of such drilling technology and the associated skills required to plan and execute successful high angle or horizontal drilling. Several staff geoscientists and engineers have on site experience in geo-steering wells through objective formations using real-time, down-hole information transmitted from the drill string to the rig floor as drilling is in progress, which allows instantaneous changes in the wellbore's angle and direction. This technology has wide application to increase reservoir productivity and to preferentially produce oil (limiting water and gas influx) in the Company's Nigerian oil fields. The Company believes that the experience of its staff in using these technologies can also be applied in certain Gulf of Mexico projects.

  Exploration Activity Highlights

     Vermilion 410 Field. The Vermilion 410 field is currently producing gas from eight wells, with gross production from the field having achieved an average of 75.4 MMcf per day in February 1997 (29.4 MMcf net per day). The Company operates the Vermilion 410 with a 50% working interest (39% net revenue interest). The Company drilled the discovery well on this internally generated prospect in the summer of 1994 after the Company assembled a large acreage position via farm-in, trades and bidding at federal lease sales. The Company's partners, McMoRan Oil and Gas (37.5% interest) and Taurus Exploration (12.5% interest), joined in drilling the initial exploratory well in the Vermilion 410 block on a promoted basis. The Company and its partners then drilled four successful wells from each of two surface locations, one in the Vermilion 410 block and one in the Vermilion 389 block. A manned four-pile production platform and satellite platform facility were installed, respectively, on each four-well group. The Company has assembled a large, contiguous acreage position exceeding 29,000 gross (15,553 net) acres around the Vermilion 410 field, including several additional prospects related to but separate from the field itself. The Company expects to drill exploratory wells in 1997 and 1998 on Vermilion Blocks 392 and 408. In 1996, the Company purchased a 100% working interest in Garden Banks Block 74, located southeast of the Vermilion 410 field in approximately 600 feet of water, which is scheduled to be drilled in late calendar 1998. The strategy used in the exploration and exploitation of the Vermilion 410 area serves as a model of the Company's focus area approach, which is to develop internally generated prospects, acquire acreage via farm-in, purchase or acreage trade and become the local expert, positioned to evaluate all drilling opportunities in the area.

     Other Gulf of Mexico Focus Areas. The Company plans to use the Vermilion 410 model in other geologic prospects on the edge of the OCS and upper continental slope in the Gulf of Mexico. The Company is currently assembling an acreage position in the South Timbalier area in the geologic fairway referred to as the "flextrend." The Company's other primary area of prospecting focus is the Miocene trend offshore Louisiana from West Cameron to Main Pass, where several geoscience staff members have extensive experience. The Company has working interests in several producing properties in this trend, notably West Cameron 35, West Cameron 141, Vermilion 68 and South Marsh Island 255. Currently, the Company has a 12.5% interest in a wildcat discovery well on Eugene Island 65 and has several prospects being developed in the Miocene trend.

     Offshore Nigeria (OPLs 90/225). The Company operates and holds a 50% interest in OPLs 90 and 225, which are located in 200 to 600 foot water depths near the edge of Nigeria's outer continental shelf. The combined acreage blocks include over 450,000 gross acres and eight separate identified geologic prospects and leads. Occidental Petroleum drilled 11 exploratory wells on several prospects on OPLs 90/225 in the 1970s and 1980s. Several of these wells found oil reservoirs, including three wells on the Okwori structure. Occidental did not develop the field, most likely due to low oil prices and less favorable PSC terms and the lack of availability of 3-D seismic and directional drilling technology at the time. The Company believes these technologies will be critical to its development of the field by allowing more accurate mapping of oil-trapping fault planes and larger oil accumulations, and permitting production from multiple oil zones within a given well. The Company and Total have drilled exploratory wells on two prospects in OPLs 90/225, the Nkelu prospect and the Okwori prospect, resulting in the discovery of the Okwori South field. The Company and

Total recently designated the Okwori South field to be commercial for purposes of the 1992 PSC and intend to proceed with development and production using the first subsea well completions in the country.

     The Company and Total have acquired 3-D seismic data covering approximately 34% of OPLs 90 and 225 and drilled three successful exploration wells in 1995 and 1996, the Okwori South #1, #2 and #3 wells, which encountered multiple oil and gas reservoirs. The Okwori South #1 well tested one oil zone at rates as high as 6.2 MBbls of oil per day. Wells #2 and #3 were directionally drilled to follow trapping fault planes and encountered 297 feet and 380 feet of oil, respectively, in multiple reservoirs. The Okwori geologic structure is complicated by faulting. However, 3-D seismic data allows increased accuracy in mapping the oil bearing compartments. Numerous additional undrilled fault blocks remain to be tested, which the Company believes may have significant potential to add reserves to the field. The Company plans to acquire additional 3-D seismic data on OPL 225 to help finalize additional prospects and leads for future drilling. One of these, the Shokoloko prospect, was tested by Occidental Petroleum at 6.0 MBbls of oil per day in 1972. As new 3-D seismic data is acquired and interpreted, this inventory of prospects will be prioritized for drilling.

     Offshore Nigeria (OPL 98). The Company drilled four successful wells (the Akam #15H, Ebughu #5, Adanga North #2H, and Adanga Southwest #1 wells) on this 102,750 acre offshore acreage during 1996. Three of these wells were horizontal, extended-reach boreholes drilled in or near previously penetrated oil reservoirs. A primary goal of this type of drilling is to produce oil while minimizing gas and water production, which are common problems in the prolific sandstone reservoirs typical in Nigeria. The Akam #15H well was drilled horizontally for 950 feet in the oil column of a proven reservoir and successfully produced oil with reduced water cut. At least one follow up well is planned. The Ebughu #5 well was successfully drilled to 1,570 feet in a thicker oil column than the Akam #15H well and also produced with greatly reduced gas and water volumes. This well has produced at stabilized rates of approximately
1.5 MBbls of oil per day for over six months. Follow up development and step-out wells are planned. The Adanga North #2H well was an exploratory horizontal well drilled laterally 1,440 feet where lower gravity oil had been tested in an earlier exploratory well. This well successfully tested at rates of 650 Bbls of oil per day on a short-term production test and additional drilling is planned in the proven fault block and adjacent fault blocks.

     As a result of intensified geologic and geophysical mapping on OPL 98 in 1996, the Company's geoscientists have identified approximately 30 leads and prospects on OPL 98, including infill development, step-out development and low- to moderate-risk exploratory prospects. This large diverse inventory of leads and prospects resulted in a decision by the Company to acquire new 3-D seismic data on the entire lease block. Data acquisition is currently in progress and should lead to definitive mapping and finalizing of these locations for drilling beginning in late 1997. Offset drilling and 3-D seismic acquisition by Mobil, Elf and Shell indicate that industry activity in general is accelerating in the area immediately surrounding OPL 98.

     Onshore Nigeria (OPL 118). The Company has produced over 81 MMBbls of oil from two fields (the Izombe and Ossu fields) on this 74,083 acre block under the 1973 PSC. The two fields are related but distinct geologic traps with numerous prolific reservoirs. The Izombe field has produced a total of approximately 74 MMBbls of oil and the Ossu field approximately 7 MMBbls of oil. Recent geoscience and reservoir engineering studies by the Company have delineated the possibility of additional drilling locations within existing fields. The Company has recently purchased 70 square kilometers of 3-D seismic data over a portion of OPL 118, which the Company believes will generate drilling opportunities, including step-out and new field exploratory wells. The Company may also pursue the acquisition of additional 3-D seismic data if preliminary mapping results are encouraging.

     West Africa Expansion. The Company plans to conduct geologic evaluations and review outside opportunities in other West African countries, where the Company believes that the skills and knowledge of its staff from experience in Nigeria will enhance the Company's ability to evaluate such opportunities. The Company's geoscientists and reservoir engineers have experience in applying horizontal drilling technology to develop or re-develop oil fields, and its operations personnel have extensive experience in the complicated logistical aspects of oil field operations in foreign locations. The Company's FPSO terminal in OPL 98 was the first such production system used in Nigeria and has had ten years of successful operation. The Okwori South field is expected to be the first use of subsea well completions in Nigeria. The Company believes that all of this experience can be applied to new opportunities in Nigeria and other West African countries.

     New Albany Shale Formation. The Company began participation in the Devonian New Albany Shale formation by purchasing acreage and agreeing to participate with another company in a pilot drilling project. The Company has acquired an interest in approximately 100,000 net acres and intends to begin drilling in the spring of 1997. The New Albany Shale formation is a highly fractured, organic-rich, black shale in the Illinois Basin at depths ranging from 500 to 2,000 feet, which the Company believes is geologically analogous to the Antrim Shale formation of the Michigan Basin. The delineation of producible gas reserves in the New Albany Shale formation would allow application of the Company's Appalachian expertise with large-scale, low-cost drilling programs and economic exploitation of shale reservoirs in the core producing areas of eastern Kentucky and West Virginia. The New Albany Shale project is the initial effort to export the Company's low cost approach to exploitation of Paleozoic shale gas reservoirs to a new area where significant potential reserves may exist. Geoscientists in the Appalachian Region are actively searching for such opportunities, as well as being integral team members of the Company's exploitation teams that support the Appalachian Region development drilling program.

RESERVES

     The Company operates producing properties in five states, the Gulf of Mexico and Nigeria, with most of its proved gas reserves located in two major natural gas basins of the United States (Appalachian and Gulf of Mexico) and most of its proved oil reserves located in Nigeria. The following tables set forth estimates of the net proved natural gas and oil reserves of the Company at September 30, 1996, as evaluated by Netherland Sewell.

                                 NATURAL GAS (MMCF)                     OIL (MBBLS)               NATURAL GAS EQUIVALENTS (MMCFE)
                          ---------------------------------   --------------------------------   ---------------------------------
                          DEVELOPED   UNDEVELOPED    TOTAL    DEVELOPED   UNDEVELOPED   TOTAL    DEVELOPED   UNDEVELOPED    TOTAL
                          ---------   -----------   -------   ---------   -----------   ------   ---------   -----------   -------
Appalachian Region......   456,831      79,769      536,600       710           27         737    461,090       79,933     541,023
Gulf of Mexico Region...    12,754      20,157       32,911        41           --          41     12,999       20,157      33,156
Royalty.................     7,374          --        7,374       859           --         859     12,530           --      12,530
Nigeria(1)..............        --          --           --    26,638        4,006      30,644    159,829       24,035     183,864
                           -------      ------      -------    ------        -----      ------    -------      -------     -------
  Total.................   476,959      99,926      576,885    28,248        4,033      32,281    646,448      124,125     770,573
                           =======      ======      =======    ======        =====      ======    =======      =======     =======

---------------

(1) As of September 30, 1996, all of the Company's proved reserves in Nigeria were located in OPLs 98 and 118. The Nigerian crude oil reserves included herein represent gross volumes before any reduction for the Nigerian governments share of such reserves, which is paid in the form of royalties and production taxes. Nigerian crude oil reserves of 30.6 MMBbls at September 30, 1996 are as estimated by Netherland Sewell. Such reserves are
    10.7 MMBbls greater than the amount previously reported as of such date in filings made with the Commission by Ashland, the amounts included in such filings being derived from a Company-generated reserve report prior to the availability of an estimate from Netherland Sewell.

     The reserve data set forth in this Prospectus represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and adjustment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates often differ from the quantities of crude oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas reserves and of future net revenues are based upon a number of variables and assumptions, all of which may vary considerably from actual results. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. See "Risk Factors -- Uncertainty of Reserve Information and Future Net Revenue Estimates."

     The following table sets forth, at September 30, 1996, information regarding the SEC Present Values attributable to the Company's estimated net proved reserves at such date, as estimated by Netherland Sewell.

                                                              DOMESTIC    INTERNATIONAL     TOTAL
                                                              --------    -------------    -------
                                                                         (IN MILLIONS)
Future gross revenues.......................................   $1,273         $ 669        $ 1,942
Future production costs.....................................     (509)         (581)(1)     (1,090)
Future development costs....................................      (55)          (46)          (101)
                                                               ------         -----        -------
          Total future costs................................     (564)         (627)        (1,191)
                                                               ------         -----        -------
Future net revenues before future income taxes..............      709            42            751
Discount at 10% per annum...................................     (392)           (9)          (401)
                                                               ------         -----        -------
SEC Present Value before U.S. income taxes(2)...............      317            33            350
Discounted future income taxes(3)...........................      (28)           --            (28)
                                                               ------         -----        -------
SEC Present Value after taxes(2)(4).........................   $  289         $  33        $   322
                                                               ======         =====        =======

---------------

(1) International future production costs include foreign exploration taxes of $193 million.

(2) Gas and oil prices used in calculating estimated values at September 30, 1996 were $1.85 per MMBtu (Henry Hub, Louisiana) and $22.75 per Bbl of oil
    (WTI). If the SEC Present Value before U.S. income taxes and the SEC Present Value after taxes were presented using September 30, 1996 reserve quantities but using gas and oil prices in effect at December 31, 1996 ($3.90 per MMBtu (Henry Hub, Louisiana) and $24.25 per Bbl (WTI), respectively), without making any price-related adjustment to reserve quantities, the SEC Present Value before U.S. income taxes and the SEC Present Value after taxes would be $889 million and $673 million, respectively.

(3) Future income taxes before discount for the Domestic production were $116 million and include the utilization of $49 million of Section 29 tax credits.

(4) Assuming completion of the Section 29 Monetization as of April 1, 1997, the SEC Present Value after taxes would be $311 million if it were calculated using September 30, 1996 reserve quantities and gas and oil prices and would be $662 million if it were calculated using September 30, 1996 reserve quantities but using December 31, 1996 gas and oil prices without any price-related reserve adjustments.

     In computing this data, assumptions and estimates have been utilized, and no assurance can be given that such assumptions and estimates will be indicative of future economic conditions. The future net revenues are determined by using estimated quantities of proved reserves and the periods in which they are expected to be developed and produced based on September 30, 1996 economic conditions. The estimated future production is priced at September 30, 1996, except where fixed and determinable price escalations are provided by contract. The resulting estimated future gross revenues are reduced by estimated future costs to develop and produce the proved reserves based on September 30, 1996 costs levels, but not for debt service, general and administrative expenses and income taxes. Prices for natural gas and crude oil are subject to substantial fluctuations as a result of numerous factors. The SEC Present Value should not be construed as the current market value of estimated natural gas and crude oil reserves. For additional information concerning the discounted future net cash flows to be derived from these reserves and the disclosure of the SEC Present Value information in accordance with the provisions of Statement of Financial Accounting Standards No. 69, see "Supplemental Disclosures About Oil and Gas Producing Activities" in Note 15 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. See also "Risk Factors -- Uncertainty of Reserve Information and Future Net Revenue Estimates."

ACREAGE AND PRODUCTIVE WELLS

     The following table sets forth the Company's developed and undeveloped acreage at December 31, 1996.

                                DEVELOPED ACRES       UNDEVELOPED ACRES           TOTAL ACRES
                             ---------------------   --------------------    ----------------------
          REGION               GROSS        NET        GROSS        NET        GROSS         NET
          ------             ---------   ---------   ---------    -------    ---------    ---------
Appalachian Region.........    855,318     787,342     192,623    146,952    1,047,941      934,294
Gulf of Mexico Region......    105,085      39,339     190,442    110,665      295,527      150,004
Royalty....................    301,824     108,061     343,986    135,862      645,910      243,923
Nigeria....................    177,000     177,000     450,000(1) 225,000(1)   627,000(1)   402,000(1)
Australia..................         --          --     925,000    315,000      925,000      315,000
                             ---------   ---------   ---------    -------    ---------    ---------
          Total............  1,439,227   1,111,742   2,102,051    933,479    3,541,278    2,045,221
                             =========   =========   =========    =======    =========    =========

---------------

(1) Under the terms of the Company's 1992 PSC in Nigeria, an aggregate of 150,000 gross undeveloped acres (75,000 net) are required to be relinquished by the Company in July 1997. See "-- Oil and Gas Properties and Development Activities -- International -- Key Provisions of PSCs."

     The following table sets forth the Company's ownership in producing wells at December 31, 1996:

                                                              TOTAL PRODUCING
                                                                   WELLS
                                                              ----------------
                                                              GROSS       NET
                                                              -----      -----
Domestic natural gas........................................  4,136      3,757
Domestic oil................................................     36         22
Nigerian oil................................................     36         36
                                                              -----      -----
          Total.............................................  4,208      3,815
                                                              =====      =====

DRILLING ACTIVITIES

     During the periods indicated, the Company drilled or participated in the drilling of the following exploratory and development wells.

                                                                                                THREE
                                                                                                MONTHS
                                                                                                ENDED
                                                         YEAR ENDED SEPTEMBER 30,            DECEMBER 31,
                                                ------------------------------------------   ------------
                                                    1994           1995           1996           1996
                                                ------------   ------------   ------------   ------------
                                                GROSS   NET    GROSS   NET    GROSS   NET    GROSS   NET
                                                -----   ----   -----   ----   -----   ----   -----   ----
Exploratory wells:
  Productive..................................    5      2.3      7     3.3      6     3.0     1      0.1
  Nonproductive...............................   12      4.9     13     6.5      4     1.4    --       --
Development wells:
  Productive..................................   65     58.9    109    88.0    101    82.0    33     26.4
  Nonproductive...............................    1      1.0     --      --     --      --    --       --
                                                 --     ----    ---    ----    ---    ----    --     ----
          Total...............................   83     67.1    129    97.8    111    86.4    34     26.5
                                                 ==     ====    ===    ====    ===    ====    ==     ====

     As of February 28, 1997 the Company was participating in the drilling of 2 wells (gross and net) in the Appalachian Region and 1 gross well (0.1 net wells) in the Gulf of Mexico Region. The Company had no wells being drilled in Nigeria.

NET PRODUCTION, UNIT PRICES AND COSTS

     The following table sets forth information with respect to the Company's net production and average unit prices and costs for the periods indicated:

                                                                         THREE MONTHS ENDED
                                            YEAR ENDED SEPTEMBER 30,        DECEMBER 31,
                                           ---------------------------   -------------------
                                            1994      1995      1996       1995       1996
                                           -------   -------   -------   --------   --------
Domestic production:
  Oil (MBbls)............................      300       222       206         55         48
  Gas (MMcf).............................   34,409    37,547    39,675     10,212      9,738
  Equivalents (MMcfe)....................   36,209    38,879    40,911     10,542     10,026
Nigerian production:
  Oil (MBbls)............................    6,828     6,859     6,412      1,673      1,622
Average sales price (hedged):
  Domestic gas ($/Mcf)...................  $  2.42   $  1.89   $  2.39    $  2.18    $  3.20
  Domestic oil ($/Bbl)...................    14.29     15.96     18.22      15.77      21.07
Average sales price (unhedged):
  Domestic gas ($/Mcf)...................  $  2.37   $  1.91   $  2.74    $  2.21    $  3.30
  Domestic oil ($/Bbl)...................    14.29     15.71     18.17      15.60      21.21
  Nigerian oil ($/Bbl)...................    15.01     16.17     18.46      16.21      23.23
Average lease operating expenses:
  Domestic ($/Mcfe)......................  $  0.48   $  0.51   $  0.47    $  0.43    $  0.43
  Nigerian ($/Bbl).......................     4.83      5.02      5.63       5.47       6.36

MARKETING AND CONTRACTS

     General. The Company believes that the proximity of its Appalachian reserves to the natural gas markets in the northeastern United States, coupled with its knowledge and understanding of transportation constraints, allows it to deliver natural gas to markets in the northeastern United States more reliably than producers of natural gas outside the Appalachian Basin. The close proximity of the Company's Appalachian production to these markets has provided a premium to Henry Hub, Louisiana prices averaging $0.26 per MMBtu over the past three fiscal years. In addition to its location value, the Company's Appalachian gas production generally has a higher Btu content than natural gas produced in many other areas of the United States, which results in premium pricing.

     The majority of the Company's Gulf of Mexico production is located offshore Louisiana. The availability and accessibility of several interstate and intrastate pipelines enables the Company to sell its Louisiana and Texas offshore production into several primary markets, such as Chicago and the northeastern United States, as well as intrastate customers in Louisiana and Texas.

     The Company balances its spot and term natural gas sales to end-users and local distribution companies and utilizes multiple pricing structures. The Company has four long-term commitments, including one contract with a cogeneration facility under which it sells 6,300 MMBtu per day at the current price of $3.07 per MMBtu, with annual escalation provisions. This contract has a primary term that expires at the end of January 2001 and is subject to renewal for subsequent five year terms thereafter. The Company has three additional, market-sensitive contracts, totaling 35,000 MMBtu per day, which are nearing expiration. The total of these four contracts represents nearly one-quarter of the Company's natural gas production. Another 25% of the Company's supplies are sold pursuant to multi-month and/or one-year term agreements. Approximately 70% of the Company's production is sold to local distribution companies, industrial end-users, and electric generators.

     The Company's Nigerian crude oil production is sold on the spot market.

     Third-Party Services. The Company's 1,200 miles of Appalachian gathering lines have provided an excellent opportunity to purchase third-party supplies for delivery into major interstate pipelines. Such purchases generally are made along the Company's gathering pipeline systems but also are made off-system. Frequently, the Company markets gas for joint venture partners. The Company's gathering systems have enabled the Company to generate gross margins averaging $0.09 per MMBtu over the past three years on third-party volumes. The Company also provides fuel management services for industrial customers.

     Risk Management. Ashland has encouraged the Company to utilize forward sales of its production in order to lock-in attractive prices and to achieve certain return on investment targets. In fiscal years 1994, 1995 and 1996, the Company hedged 52%, 8% and 68%, respectively, of its natural gas production. This strategy has been successful in achieving the income goals of Ashland. However, it has limited the Company's potential gains from increases in market prices. At January 31, 1997, the Company had open natural gas hedges on (i) an average of 76,776 MMBtu per day for the period March 1, 1997 through September 30, 1997 at an average price of $2.16 per MMBtu and (ii) provided that the NYMEX natural gas final settlement price is greater than $2.05 per MMBtu during any month from April 1997 to September 1997, an additional volume of 20,000 MMBtu per day at $2.05 per MMBtu during those respective monthly periods. In addition to its natural gas hedges, the Company has hedged a small amount of its domestic oil production. As of January 31, 1997, the Company had open hedges on an average of 290 Bbls of oil per day at an average price of $20.31 per Bbl through September 30, 1997.

     The Company plans to hedge its natural gas production in the future on a more limited basis in order to retain the potential for greater upside from increases in prices. The Company will still utilize hedges to reduce its exposure to significant declines in the market price to ensure minimum levels of cash flow from its sales of oil and gas, but its decreased use of hedges will increase the Company's exposure to decreases in gas prices. See "Risk
Factors -- Volatility of Natural Gas and Oil Prices" for a discussion of the risks inherent in the Company's hedging activity.

SECTION 29 TAX CREDITS

     The Crude Oil Windfall Profits Tax Act of 1980 amended the Internal Revenue Code to provide an incentive for certain natural gas production from unconventional sources such as the Devonian Shale and tight sandstone formations of the Appalachian Region. Pursuant to Section 29 of the Internal Revenue Code, an owner of an economic interest in certain natural gas production can qualify for certain tax credits on qualified production that is produced through December 31, 2002. The Company owns working interests in approximately 1,425 gross wells that qualify for the Section 29 tax credits (the Section 29 Tax Credit Properties), which have generated $59.8 million of tax credits for Ashland through September 30, 1996, including $10.5 million in 1996. The Company's estimated future Section 29 tax credits presented in the October 1, 1996 Netherland Sewell report are $48.9 million as forecasted through December 31, 2002, as prepared in accordance with Commission guidelines without escalation.

     The Company has entered into a letter of intent under which it will monetize the value of its future Section 29 tax credits in order to maximize their value to the Company. The proposed transaction contemplates that the Company will transfer title to its Section 29 Tax Credit Properties to an investor. The Company will retain a production payment and a note which will entitle the Company to all of the cash flow from the properties until approximately 94% of the pre-tax net present value of the presently projected future production from the properties has been received, which is expected to occur in the year 2015. Such transaction will result in a reduction of the Company's SEC Present Value before U.S. income taxes by $6.5 million and a reduction in the Company's proved reserves by 69 Bcf, based on the Company's September 30, 1996 reserves. In addition to the note and production payment, the Company will receive a fixed cash payment at closing of $6.5 million and will receive quarterly payments equal to a specified percentage of the Section 29 tax credits generated from the properties, estimated to decline from approximately $2.5 million per quarter in 1997 to approximately $2.0 million per quarter in 2002, based upon the values attributed to such credits by Netherland Sewell as of September 30, 1996. The Company will also retain a reversionary interest in the properties pursuant to which 100% of the interests in the properties transferred will revert to the Company when 100% of currently projected future production from the properties has been received. Based on current law, tax credits will be available until December 31, 2002. The Company will retain the option to repurchase the properties after December 31, 2002 at the fair market value of the properties at the time of repurchase less the value of the outstanding note and production payment and the value of the reversionary interest. The Company will enter into a management services agreement with the buyer pursuant to which the Company will manage and operate the properties on behalf of the buyer.

     The Section 29 Monetization is expected to close on or about April 1, 1997. In connection with the transaction, the buyer will apply for a ruling from the Internal Revenue Service with regard to certain aspects of the transaction. In the event a favorable ruling is not received on or before September 15, 1997, the buyer will have the right to rescind the transaction. Closing of the transaction is subject to contingencies, including completion of due diligence, obtaining certain consents and negotiation of definitive documents.

COMPETITION

     Competition in the Company's primary producing areas is intense. The Company actively competes against some companies with substantially larger financial and other resources, particularly in the Gulf of Mexico and Nigeria. To the extent that the Company's gas supply, gathering systems, organization, or exploration budget is smaller than those of certain of its competitors, the Company may be disadvantaged in its competitive activities. The Company believes that its competitive gas marketing position is based on location, price, contract terms, quality of service and reliable delivery record. The Company believes that its extensive acreage position, substantial ongoing drilling program, and existing gas gathering systems give it a competitive advantage over other producers in the Appalachian Basin that do not have such systems or facilities in place. The Company also believes that its competitive position in the Appalachian Basin is enhanced by the absence of significant competition from major oil and gas companies. See "Risk Factors -- Competition."

TITLE TO PROPERTIES

     As is customary in the natural gas and oil industry, the Company makes only a cursory review of title to farm-out acreage and to undeveloped natural gas and oil leases upon execution of the contracts. Prior to the commencement of drilling operations, a thorough title examination is conducted and curative work is performed with respect to significant defects. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically responsible to cure any such title defects at its expense. If the Company were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company has obtained title opinions on substantially all of its producing properties and believes that it has satisfactory title to such properties in accordance with standards generally accepted in the oil and gas industry. The Company's natural gas and oil properties are subject to customary royalty interests, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties.

GOVERNMENT REGULATION

     Regulation of Natural Gas and Oil Exploration and Production. Exploration and production operations of the Company are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled and unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from natural gas and oil wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of natural gas and oil the Company's operator or the Company can produce from its wells, and to limit the number of wells or the locations at which the Company can drill. Legislation affecting the oil and gas industry also is under constant review for amendment or expansion. Generally, state-established allowables have been influenced by overall natural gas market supply and demand in the United States, as well as the specific "nominations" for natural gas from the parties who produce or purchase gas from the field and other factors deemed relevant by the agency. The Company cannot predict whether further changes will be made in how these states set allowables or what impact, if any, such further changes might have. In addition, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the natural gas and oil industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the natural gas and oil industry increases the Company's cost of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

     Natural Gas Marketing and Transportation. Federal legislation and regulatory controls in the United States have historically affected the price of the natural gas produced by the Company and the manner in which such production is marketed. The Federal Energy Regulatory Commission (the "FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 (the "NGA") and the Natural Gas Policy Act of 1978 (the "NGPA"). Although maximum selling prices of natural gas were formerly regulated, on July 26, 1989, the Natural Gas Wellhead Decontrol Act ("Decontrol Act") was enacted, which amended the NGPA to remove completely by January 1, 1993 price and nonprice controls for all "first sales" of natural gas, which will include all sales by the Company of its own production; consequently, sales of the Company's natural gas currently may be made at market prices, subject to applicable contract provisions. The FERC's jurisdiction over natural gas transportation was unaffected by the Decontrol Act. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

     The FERC also regulates interstate natural gas transportation rates and service conditions, which affect the marketing of natural gas produced by the Company, as well as the revenues received by the Company for sales of such natural gas. Since the latter part of 1985, the FERC has endeavored to make interstate natural gas transportation more accessible to gas buyers and sellers on an open and non-discriminatory basis. The FERC's efforts have significantly altered the marketing and pricing of natural gas. Commencing in April 1992, the FERC issued Order Nos. 636, 636-A and 636-B (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide transportation separate or "unbundled" from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Order No. 636 has been implemented through negotiated settlements in individual pipeline service restructuring proceedings. In many instances, the result of the Order No. 636 and related initiatives have been to substantially reduce or bring to an end the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services. The FERC has issued final orders in all pipeline restructuring proceedings.

     Although Order No. 636 does not regulate natural gas producers such as the Company, the FERC has stated that Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company and its natural gas marketing efforts. Numerous parties have filed petitions for review of Order No. 636, as well as orders in individual pipeline restructuring proceedings. In July 1996, Order No. 636 was generally upheld on appeal. The portions remanded for further action do not appear to affect the Company materially. It is difficult to predict when all appeals of Order No. 636 and orders in individual pipeline restructuring proceedings will be completed or what their impact will be on the Company. Although Order No. 636, assuming it is upheld in its entirety, could provide the Company with additional market access and more fairly applied transportation service rates, terms and conditions, it could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violation of those tolerances. The Company does not believe, however, that it will be affected by any action taken with respect to Order No. 636 any differently than other natural gas producers and marketers with which it competes.

     The FERC has announced several important transportation-related policy statements and proposed rule changes, including the appropriate manner in which interstate pipelines release capacity under Order No. 636 and, more recently, the price which shippers can charge for their released capacity. In addition, in 1995, the FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. In January 1996, the FERC issued a policy statement and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology. A number of pipelines have obtained FERC authorization to charge negotiated rates as one such alternative. While any additional FERC action on these matters would affect the Company only indirectly, these policy statements and proposed rule changes are intended to further enhance competition in natural gas markets. The Company cannot predict what action the FERC will take on these matters, nor can it predict whether the FERC's actions will achieve its stated goal of increasing competition in natural gas markets. However, the Company does not believe that it will be treated materially differently than other natural gas producers and marketers with which it competes.

     Certain operations the Company conducts are on federal oil and gas leases, which the Minerals Management Service (the "MMS") administers. The MMS issues such leases through competitive bidding. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the U.S. Coast Guard, the Army Corps of Engineers and the EPA), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. These regulations were withdrawn pending further discussions among interested federal agencies. The MMS also administers regulations that restrict the flaring or venting of natural gas, and, as a result of recent amendments, prohibit the flaring of liquid hydrocarbons (including oil) without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that the Company can obtain bonds or other surety in all cases. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and results of operations.

     Additional proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the FERC, state regulatory bodies and the courts. The Company cannot predict when or if any such proposals might become effective, or their effect, if any, on the Company's business, financial condition or results of operations. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue indefinitely into the future.

     Commencing in May 1994, the FERC issued a series of orders in individual cases that delineate its new gathering policy. Among other matters, the FERC slightly narrowed its statutory tests for establishing gathering status and reaffirmed that, except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the FERC's transportation policies, it does not generally have jurisdiction over natural gas gathering facilities and services, and that such facilities and services located in state jurisdictions are properly regulated by state authorities. In addition, the FERC has approved numerous transfers by interstate pipelines of gathering facilities to unregulated independent or affiliated gathering companies, subject to the transferee providing service for two years from the date of transfer to the pipeline's existing customers pursuant to a default contract or pursuant to mutually agreeable terms. In August 1996, the Court of Appeals for the District of Columbia Circuit largely upheld the FERC's new gathering policy, but remanded the FERC's default contract condition. The FERC has not yet issued an order on remand. While this new gathering policy may tend to increase competition and increase gathering costs for gatherers such as the Company, the Company does not believe that it will be affected materially differently by such policy than other producers, gatherers and marketers with which it competes.

     Oil Sales and Transportation Rates. Sales of crude oil, condensate and gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. These regulations could increase the cost of transporting crude oil, liquids and condensates by pipeline. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but other factors being equal, the regulations may tend to increase transportation costs or reduce wellhead prices for such commodities.

     Safety and Health Regulation. The Company's gathering operations are subject to occupational safety, health and operational regulations relating to the design, installation, testing, construction, operation, replacement, and management of facilities. Pipeline safety issues have recently been the subject of increasing focus in various political and administrative arenas at both the state and federal levels. The Company believes its operations, to the extent they may be subject to current gas pipeline safety or other health and safety requirements, comply in all material respects with such requirements. The Company cannot predict what effect, if any, the adoption of this or other additional pipeline safety or other safety and health legislation might have on its operations, but the industry could be required to incur additional capital expenditures and increased costs depending upon future legislative and regulatory changes.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental agencies issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from the Company's operations. In addition, these laws, rules and regulations may restrict the rate of oil and natural gas production. These regulations increase the cost of doing business and consequently affect profitability of the Company and others in the oil and gas industry. State laws often require some form of remedial action to prevent pollution from former operations, such as pit closure and plugging abandoned wells. The Company's expenditures in the near future for regulatory and environmental compliance are not expected to be material in relation to its total capital expenditure program; however, the Company cannot predict the ultimate cost of compliance because such laws and regulations frequently change. Although the Company believes that its operations and facilities are in compliance in all material respects with applicable environmental regulations, risks of substantial costs and liabilities are inherent in gas and oil operations, and there can be no assurance that significant costs and liabilities will not be incurred in the future. See "Risk Factors -- Operating Risks of Gas and Oil Operations" and "-- Government Regulation and Environmental Matters." The Company believes that continued compliance with regulatory standards will not substantially affect its ability to compete with similarly situated oil and gas companies.

     CERCLA. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, where hazardous substance contamination has occurred, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

     Stricter standards in environmental legislation may be imposed on the oil and gas industry in the future. For instance, from time to time legislation has been proposed in Congress that would reclassify certain oil and natural gas exploration and production wastes as "hazardous wastes" subject to more stringent handling, disposal and cleanup requirements. If such legislation were enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Furthermore, although petroleum, including crude oil and natural gas, is exempt from CERCLA, at least two courts have ruled that certain wastes associated with the production of crude oil may be classified as "hazardous substances" under CERCLA. State initiatives to regulate further the disposal of oil and natural gas wastes are pending in several states, and these initiatives could have a similar impact on the Company.

     Solid and Hazardous Waste. The Federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 ("RCRA"), regulates the generation, transportation, storage, treatment and disposal of hazardous wastes, and can require cleanup of hazardous waste disposal sites. RCRA currently excludes drilling fluids, produced waters and other wastes associated with the exploration, development, or production of oil and gas from regulation as "hazardous waste." Disposal of non-hazardous oil and gas exploration, development and production wastes may be regulated by state law. In addition, the Company occasionally handles material that may be classified as hazardous waste not subject to the RCRA exemption. RCRA and state laws impose certain operational requirements upon the storage, handling and disposal of these materials.

     OPA. The Oil Pollution Act of 1990 (the "OPA") requires persons responsible for offshore facilities to demonstrate financial responsibility for environmental cleanup and restoration costs likely to be incurred in connection with an oil spill. Under recent amendments to the OPA, the responsible person for an offshore facility located seaward of state waters will be required to provide evidence of financial responsibility in the amount of $35 million. Although the financial responsibility requirement for offshore facilities located landward of the seaward boundary of state waters (including certain facilities in coastal inland waters) is a lesser amount ($10 million), the Company currently has offshore facilities and, thus, is subject to the $35 million financial responsibility requirements. The amount of financial responsibility may be increased, to a maximum of $150 million, if the MMS determines that a greater amount is justified based on specific risks posed by the operations. The Company expects that financial responsibility could be established through insurance, guaranty, indemnity, surety bond, letter of credit, qualification as a self-insurer or a combination thereof. The Company cannot predict the final form of any financial responsibility rule that may be adopted by the MMS under the OPA, but in any event, the impact of the rule is not expected to be any more burdensome to the Company than it will be to other similarly situated companies involved in oil and gas exploration and production. The Company currently satisfies similar requirements for its OCS leases under OCSLA.

     OPA imposes a variety of additional requirements on "responsible parties" for vessels or onshore and offshore oil and gas facilities related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The "responsible party" includes the owner or operator of an onshore facility or vessel or the lessee or permittee of, or the holder of a right of use and easement, for the area where an offshore facility is located. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. OPA establishes a liability limit for onshore facilities of $350 million and for offshore facilities, all removal costs plus $75 million. A party cannot take advantage of liability limits, however if the spill is caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If a party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability for oil spills imposed by OPA. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. Failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement actions.

     OCSLA. The OCSLA authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating in the OCS. Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations or resulting in the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

     FWPCA. The Federal Water Pollution Control Act ("FWPCA") imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants to state and federal waters. The FWPCA provides for civil, criminal and administrative penalties for any unauthorized discharges of reportable quantities of oil and other hazardous substances and, along with the OPA, imposes substantial potential liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and liabilities in the case of a discharge of petroleum or other pollutants into state waters. Many state water discharge regulations and the Federal National Pollutant Discharge Elimination System permits prohibit the discharge of produced water and sand, drilling fluids, drill cuttings, and certain other substances related to the oil and gas industry, to coastal waters. Although the costs to comply with recently-enacted zero discharge mandates under federal or state law may be significant, the entire industry will experience similar costs and the Company believes that these costs will not have a material adverse impact on the Company's financial conditions and operations. Some oil and gas exploration and production facilities are required to obtain permits for their storm water discharges. Costs may be associated with treatment of wastewater or developing and implementing storm water pollution prevention plans. Further, the Coastal Zone Management Act authorizes state implementation and development of programs of management measures for non-point source pollution to restore and protect coastal waters.

     EPA Administrative Order. The Company is subject to an Administrative Order issued by the EPA with respect to allegations that the Company had violated the Federal Safe Drinking Water Act in conducting its operations in the Martha oil field in eastern Kentucky, which the Company no longer operates. Substantially all requirements of the Administrative Order have been satisfied except that the Company must monitor the water supply in the area of the field by periodic tests of existing water monitoring wells. The Administrative Order remains open pending completion of a reclamation program (including disposal off site) for naturally occurring radioactive material ("NORM"), which was discovered during abandonment operations for the field. The Kentucky Natural Resources and Environmental Protection Cabinet (the "Cabinet") and the EPA have approved the reclamation program, which is now being implemented. Remaining open is the issue of the permanent disposal of NORM materials. The Company and the operator of the proposed site for the disposal are currently negotiating with the Cabinet for certain modifications to the disposal site's permit to accommodate such disposal. If the permit modifications are approved substantially in the form submitted to the Cabinet, then the Company believes that the disposal will not have a material adverse impact on the Company's financial position. While the Company expects the Cabinet to approve the permit modifications without making material changes thereto, there is no assurance that this will be the case. The Company has spent $3.9 million through December 31, 1996 in connection with the reclamation program and has established a reserve of $8.1 million as of December 31, 1996 to cover future clean-up costs expected to be incurred based on current estimates. The Company believes this reserve will be sufficient based on such estimates to cover the Company's remaining clean-up obligation at the field, although no assurance can be given that actual clean-up costs will not be higher, possibly materially so. The Company and Ashland have entered into an indemnity agreement that provides, in part, that the Company will indemnify Ashland for all liabilities associated with governmental requirements concerning the remediation of the field. If actual clean-up costs were significantly higher than the amounts reserved, such costs could have a material adverse effect on the Company's results of operations. See "Relationship Between the Company and Ashland -- Contractual Arrangements."

LITIGATION

     The Company and its subsidiaries are parties to numerous claims and lawsuits with respect to various matters. While the Company is contesting these claims and lawsuits, the outcome of individual matters is not predictable with assurance. Although the ultimate resolution of these actions is not presently determinable, the Company believes that any liability resulting from the currently pending lawsuits and claims involving the Company and its subsidiaries, in excess of insurance coverage or amounts already provided for, will not have a material adverse effect on the Company's business, financial position or results of operations.

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in drilling for and production and transportation of oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims, and other damage to properties of the Company and others. The Company's overseas operations are subject to certain risks, including expropriation of assets, risks of increases in taxes and government royalties, renegotiation of contracts with foreign governments, political instability, payment delays, limits on allowable levels of production and current exchange and repatriation losses, as well as changes in laws and policies governing operations of overseas based companies generally. Additionally, certain of the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. As protection against operating hazards, the Company (through Ashland) maintains insurance coverage against some, but not all, potential losses. After the Spin Off, the Company will be required to obtain its own insurance policies. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have an adverse impact on the Company's financial condition and results of operations.

EMPLOYEES

     The Company had 313 employees as of February 28, 1997. The Company believes that its relations with its employees are satisfactory. The Company has not entered into any collective bargaining agreements with any of its employees.

OFFICES

     The Company currently leases approximately 84,500 square feet of office space for its corporate headquarters in Houston, Texas. The Company also has a regional office in Ashland, Kentucky, and district offices in Danville, West Virginia, Weston, West Virginia and Pikeville, Kentucky. In addition, the Company maintains offices in Lagos, Nigeria and Port Harcourt, Nigeria.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Upon consummation of the Offering, the Company will have a Board of Directors composed of seven members. In accordance with the Restated Certificate of Incorporation and Bylaws of the Company, the members of the Board of Directors will be divided into three classes elected for a term of office expiring at the third succeeding annual stockholders' meeting following their election to office or until a successor is duly elected and qualified. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders in 1998, 1999 and 2000, respectively. The officers of the Company are elected by and serve until their successors are elected by the Board of Directors.

     The following table sets forth the names, ages and titles of the directors and executive officers of the Company.

             NAME                 AGE                          POSITION
             ----                 ---                          --------
James R. Boyd..................   50    Chairman of the Board (Class II)
W. Paul Tiefel.................   48    Chief Executive Officer, President and Director (Class
                                        III)
Robert C. Bilger...............   44    Executive Vice President, Chief Financial Officer,
                                        Treasurer and Director (Class III)
Bradley W. Fischer.............   50    Senior Vice President Gulf Coast and International
Jeffrey W. Lund................   49    Vice President Exploration and Land
Mark D. Pierce.................   43    Vice President Eastern Region and Marketing
H. Roger Benedict..............   47    Vice President and General Manager -- Nigeria
John V. Connolly...............   47    Vice President and Controller
Judy C. Barnes.................   51    Vice President Human Resources and Administration
Thomas L. Feazell..............   60    Director (Class I)
Philip W. Block(1).............   49    Director (Class I)
Dr. Robert B. Stobaugh(1)(2)...   69    Director (Class II)
J.W. Stewart(1)(2).............   53    Director (Class III)

---------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

     Mr. Tiefel is a Vice President of Ashland and will resign that position prior to the consummation of the Offering. Messrs. Boyd, Feazell, Block and Stobaugh are also directors and/or officers of Ashland. After the Spin Off, Messrs. Block and Feazell will no longer serve as directors of the Company. At that time, it is expected that they will each be replaced by a director who has no affiliation with either the Company or Ashland.

     Set forth below is a brief description of the business experience of the directors and executive officers of the Company.

     James R. Boyd. Mr. Boyd has been the Chairman of the Board of the Company since February 1997 and has been a director of the Company since 1987. Since 1990, he has served as Senior Vice President and Group Operating Officer for Ashland with responsibility for the Company and certain other subsidiaries of Ashland. He was President of the Company from 1987 to 1990. He joined Ashland in 1981. He is a member of the American Petroleum Institute, the American Nuclear Society, the Institute of Electrical and Electronic Engineers and the Independent Petroleum Association of America. He serves as a Director of Arch Mineral, a 50 percent-owned Ashland affiliate. He is a member of the board of trustees of Pikeville College in Pikeville, Kentucky and the University of Kentucky College of Engineering in Lexington, Kentucky; he also serves as President of the board of trustees of Foxcroft School, Middleburg, Virginia.

     W. Paul Tiefel. Mr. Tiefel has been Chief Executive Officer, President and a Director of the Company and a Vice President of Ashland since February 1997. He served as Senior Vice President of the Company from 1992 to 1997. Prior to joining the Company in 1982, Mr. Tiefel was Drilling Manager with Adams Resources in Houston, Texas from 1980 to 1982. He was Drilling Supervisor with Marathon Oil Company from 1978 to 1980 with assignments in Scotland, Ireland, Nigeria and the United States. He also served in various capacities with Hytech Energy from 1977 to 1978 and with Texaco Inc. from 1973 to 1977.

     Robert C. Bilger. Mr. Bilger has been the Executive Vice President, Chief Financial Officer, Treasurer and a Director of the Company since February 1997. He served as Senior Vice President -- Domestic from 1995 to 1997 and Administrative Vice President Finance and Business Development from 1992 to 1995. Prior to joining the Company in 1987, Mr. Bilger was Director of Acquisitions with Apache Corporation in Denver, Colorado from 1984 to 1987. Mr. Bilger served as Manager of Financial Planning and Analysis with Dome Petroleum from 1980 to 1984. He was with the Island Creek Coal Division of Occidental Petroleum from 1979 to 1980 and with Marathon Oil Company in Findlay, Ohio from 1975 to 1979.

     Bradley W. Fischer. Mr. Fischer has been the Company's Senior Vice President Gulf Coast and International since February 1997. He served as Vice President and Regional Manager--Eastern Region for the Company from 1994 to 1997 and served in several capacities with the Company's Nigerian subsidiaries from 1987 to 1994. Prior to joining the Company in 1987, he was with Mitchell Energy Corporation, serving as Regional Manager from 1982 to 1987 and as District Manager from 1980 to 1982. Mr. Fischer served in several capacities with Tenneco Oil Company in Denver, Colorado from 1976 to 1980 and was with Texaco Inc. in California from 1972 to 1976.

     Jeffrey W. Lund. Mr. Lund has been Vice President Exploration and Land for the Company since 1995. He was Vice President and Regional Manager -- Houston Region from 1991 to 1995. Prior to joining the Company in 1991, Mr. Lund was Regional Exploration Manager for Meridian Oil, Inc. in Houston, Texas from 1986 to 1991. Mr. Lund was with Southland Royalty Company as District Exploration Manager from 1980 to 1986 and as District Geologist from 1978 to 1980. He was with Clark Oil Producing Company in Houston, Texas from 1973 to 1978 and with Amoco Production Company from 1969 to 1973.

     Mark D. Pierce. Mr. Pierce has been Vice President Eastern Region and Marketing for the Company since February 1997. He served as Senior Vice President Finance and Administration from 1995 to 1997 and as Vice President Marketing and Administration from 1991 to 1995. Prior to joining the Company in 1977, Mr. Pierce was with Texaco Inc. from 1975 to 1977.

     H. Roger Benedict. Mr. Benedict has been Vice President of the Company since February 1997 and serves as General Manager -- Nigeria. Mr. Benedict has been in Nigeria since 1992, as Deputy General Manager from 1992 to 1993 and as General Manager since 1993. Before joining the Company in 1979, Mr. Benedict served in several capacities with Dowell, a Division of Dow Chemical Company, from 1972 to 1979 and with Quaker State Oil Refining Corporation from 1971 to 1972.

     John V. Connolly. Mr. Connolly has been Vice President and Controller of the Company since September 1995. He has served as the Company's Controller since 1986. Before joining the Company in 1983, Mr. Connolly was Treasurer and Director of Accounting for Cashco Oil Company from 1981 to 1983. Prior to joining Cashco, Mr. Connolly served in several capacities with Aminoil USA, Inc. from 1976 to 1980, including Manager Financial Planning and Reporting and Assistant Controller. Mr. Connolly was with Peat, Marwick, Mitchell & Company from 1972 to 1975 and with Arthur Young & Company from 1971 to 1972.

     Judy C. Barnes. Ms. Barnes has been Vice President Human Resources and Administration of the Company since June 1993. Prior to joining the Company in 1993, she was Director Human Resources for Weingarten Realty Investors, a real estate investment trust, in Houston, Texas from 1989 to 1993. Before joining Weingarten Realty Investors, Ms. Barnes was with Union Pacific Resources Company from 1976 to 1989 as a Senior Employee Relations Representative and a Regional Planning Analyst.

     Philip W. Block. Mr. Block has been a Director of the Company since February 1997. He is Administrative Vice President -- Human Resources of Ashland and has served in such capacity since 1992. He has also served as Vice
President -- Corporate Human Resources of Ashland during the past five years.

     Thomas L. Feazell. Mr. Feazell has been a Director of the Company since February 1997. He is Senior Vice President, General Counsel and Secretary of Ashland and has served in such capacities since 1992, 1981 and 1992, respectively. He has also served as Administrative Vice President during the past five years. Mr. Feazell has been a director of Ashland Coal, Inc., a publicly-traded subsidiary of Ashland, since 1981.

     Dr. Robert B. Stobaugh. Dr. Stobaugh has been a Director of the Company since February 1997. He is the Charles E. Wilson Professor, Emeritus at the Harvard Business School in Boston, Massachusetts. He is a Director of the Susquehanna Pfaltzgraff Company and the National Association of Corporate Directors (NACD), where he was a member of the 1996 Blue Ribbon Commission on Director Professionalism and Chairman of the Blue Ribbon Commission on Director Compensation. Author, co-author or co-editor of ten books, Dr. Stobaugh directed the Energy Project at the Harvard Business School and is a former President of the Academy of International Business. He has served as a Director of Ashland since 1977 and is a member of the Finance Committee and the Committee on Directors of the Board of Directors of Ashland.

     J.W. Stewart. Mr. Stewart has been a Director of the Company since February 1997. He is Chairman of the Board, President and Chief Executive Officer of BJ Services Company, a publicly-traded oilfield services company, and has served in such capacity since July 1990. Mr. Stewart has been President of BJ Services Company since May 1986 and prior to that time served in various capacities for Hughes Tool Company from 1969 to 1986. Mr. Stewart is a Director of the Alley Theatre and the Children's Museum in Houston. He is also a Director of the Petroleum Equipment Suppliers Association.

BOARD COMMITTEES

     Prior to consummation of the Offering, the Board of Directors of the Company plans to establish a Compensation Committee and an Audit Committee, on which two outside directors will serve. The Compensation Committee will act on behalf of the Board of Directors with respect to the compensation of directors and executive officers, and will administer certain of the Company's employee benefit plans. The Audit Committee will review the scope and results of the annual audit and other services performed by the Company's independent accountants and report to the Board of Directors with respect thereto.

COMPENSATION OF DIRECTORS

     Directors who are employees of the Company or Ashland are not paid any fees or additional compensation for service as members of the Board or any committee thereof. Directors who are not employees of the Company or Ashland will receive an initial grant of 4,000 non-qualified stock options pursuant to the Company's 1997 Stock Incentive Plan and an annual retainer of $20,000 plus 2,000 non-qualified stock options as well as a fee of $1,000 for each meeting of the Board or committee of the Board attended. Each chairman of a committee of the Board will receive an additional annual retainer of $1,000. All directors will receive reimbursement for their out-of-pocket expenses in attending meetings of the Board or committees of the Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In fiscal 1996, the Company did not have a Compensation Committee or any other committee serving a similar function. Decisions as to the compensation of executive officers were made by Ashland.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the President and Chief Executive Officer of the Company, and each of the four other most highly compensated executive officers of the Company (the "Named Executive Officers"), for the fiscal year ended September 30, 1996:

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                        ANNUAL COMPENSATION             COMPENSATION
                                  -------------------------------   ---------------------
                                                                     AWARDS
                                                                    --------
                                                                    OPTIONS
                                                                       TO
                                                          OTHER     PURCHASE    PAYOUTS
                                                         ANNUAL     ASHLAND    ----------   ALL OTHER
            NAME AND                                     COMPEN-     COMMON       LTIP       COMPEN-
     PRINCIPAL POSITION(1)         SALARY    BONUS(2)   SATION(3)   STOCK(4)   PAYOUTS(5)   SATION(6)
     ---------------------        --------   --------   ---------   --------   ----------   ---------
G. Thomas Wilkinson
  President (Retired)...........  $310,702   $276,154     $3,461     10,000     $245,807     $ 18,397
W. Paul Tiefel
  Chief Executive Officer and
  President.....................   212,961    134,661         --      4,000      126,055       11,559
Robert C. Bilger
  Executive Vice President,
  Chief Financial Officer and
  Treasurer.....................   178,617    125,000         --      4,000       66,698        9,527
Jeffrey W. Lund
  Vice President Exploration and
  Land..........................   187,472     67,040         --      2,000       85,643        9,797
Mark D. Pierce
  Vice President Eastern Region
  and Marketing.................   170,185     79,721         --      4,000       57,563        8,732

---------------

(1) All titles indicated in the table are for positions currently held, with the exception of Mr. Wilkinson. Mr. Wilkinson served as President of the Company until his retirement from the Company on February 24, 1997. He is expected to continue as an employee of Ashland until September 30, 1997. All obligations related to Mr. Wilkinson's employment with the Company and Ashland are solely the responsibility of Ashland.

(2) Amounts received under Ashland's Incentive Compensation Plan for the fiscal year ended September 30, 1996.

(3) None of the named executives received perquisites and other personal benefits, securities or property in excess of the lesser of $50,000 or 10% of total salary and bonus. The amount shown in this column reflects reimbursement of taxes paid by Mr. Wilkinson.

(4) The options are options to purchase common stock of Ashland ("Ashland Common Stock"). Ashland and the Company have agreed that, upon consummation of the Spin Off, all such options then held by employees of the Company (which include such options listed in the table) will become fully vested and will continue to be exercisable for the normal term.

(5) Amounts received under Ashland's Performance Unit Plan for the fiscal year 1993-1996 performance period.

(6) Amounts shown in this column reflect employer matching contributions under Ashland's Employee Savings Plan and allocations of stock under Ashland's LESOP as provided on the same basis for all employees and related forfeiture payments under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). For fiscal 1996, these payments were as follows:

                                                                                        ERISA
                          NAME                         SAVINGS PLAN    LESOP     FORFEITURE PAYMENTS
                          ----                         ------------    ------    -------------------
    G. Thomas Wilkinson..............................     $1,800       $7,025          $9,572
    W. Paul Tiefel...................................      3,161        5,754           2,644
    Robert C. Bilger.................................      3,699        4,626           1,202
    Jeffery W. Lund..................................      3,512        4,711           1,574
    Mark D. Pierce...................................      3,516        4,368             848

STOCK OPTION GRANTS

     The following table sets forth certain information concerning options to purchase Ashland Common Stock granted in fiscal year 1996 to the Named Executive Officers.

             ASHLAND COMMON STOCK OPTION GRANTS IN FISCAL YEAR 1996

                                                                 INDIVIDUAL GRANTS
                                   -----------------------------------------------------------------------------
                                                                                          POTENTIAL REALIZABLE
                                               % OF TOTAL                                   VALUE AT ASSUMED
                                                OPTIONS                                   ANNUAL RATES OF STOCK
                                                GRANTED                                  PRICE APPRECIATION FOR
                                   OPTIONS     TO COMPANY     EXERCISE OR                    OPTION TERM(2)
                                   GRANTED    EMPLOYEES IN    BASE PRICE    EXPIRATION   -----------------------
              NAME                   (#)     FISCAL YEAR(1)     ($/SH)         DATE          5%          10%
              ----                 -------   --------------   -----------   ----------   ----------   ----------
G. Thomas Wilkinson..............  10,000         23.3%         $39.00       10/19/06      $247,857     $629,626
W. Paul Tiefel...................   4,000          9.3%          39.00       10/19/06        99,143      251,850
Robert C. Bilger.................   4,000          9.3%          39.00       10/19/06        99,143      251,850
Jeffery W. Lund..................   2,000          4.7%          39.00       10/19/06        49,571      125,925
Mark D. Pierce...................   4,000          9.3%          39.00       10/19/06        99,143      251,850

---------------

(1) The figures for percentage of total options are for the percentages in relation to the total number of options for Ashland Common Stock granted to employees of the Company. The Company's employees were granted options to purchase a total of 43,000 shares of Ashland Common Stock during fiscal 1996.

(2) Option Value assuming stock price appreciation rates of 5% and 10% compounded annually for the 10 year and 1 month term of the options.

STOCK OPTION EXERCISES

     The following table sets forth certain information concerning options to purchase Ashland Common Stock exercised in fiscal year 1996 by each of the Named Executive Officers and the value of unexercised options to purchase Ashland Common Stock held by such officers on September 30, 1996.

      ASHLAND COMMON STOCK AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1996
                       AND FISCAL YEAR-END OPTION VALUES

                                     SHARES                         NUMBER OF          VALUE OF UNEXERCISED
                                    ACQUIRED                  UNEXERCISED OPTIONS AT   IN-THE-MONEY OPTIONS
                                       ON                        FISCAL YEAR-END       AT FISCAL YEAR-END(1)
                                    EXERCISE      VALUE            EXERCISABLE/            EXERCISABLE/
               NAME                   (#)      REALIZED ($)      UNEXERCISABLE(2)          UNEXERCISABLE
               ----                 --------   ------------   ----------------------   ---------------------
G. Thomas Wilkinson...............      --       $    --         57,000 / 17,500         $474,188 / $46,563
W. Paul Tiefel....................   1,500        18,844         20,000 /  7,000          146,313 /  18,625
Robert C. Bilger..................   1,000         7,625         13,500 /  6,500           98,563 /  16,688
Jeffery W. Lund...................      --            --          8,500 /  3,500           75,188 /   9,313
Mark D. Pierce....................      --            --         10,500 /  6,500           83,125 /  16,688

---------------

(1) Based on the closing price of Ashland Common Stock as reported on the NYSE Composite Tape on September 30, 1996 of $39.75 per share.

(2) The Company and Ashland have agreed that, upon consummation of the Spin Off, all Ashland Common Stock options then held by employees of the Company will become vested by Ashland and continue to be exercisable for the normal terms of the options.

ASHLAND BENEFIT AND WELFARE PLANS

     The Company and Ashland have agreed that until the Spin Off, Company employees will continue to participate in Ashland's employee benefit plans, with the exception of option plans. After the Spin Off, the Company will adopt benefit plans of its own on such terms as the Board of Directors deems appropriate.

     Retirement Plans. The Company participates in Ashland's qualified pension plans (the "qualified plans") and will continue such participation after the Offering until the Spin Off. Effective at the Spin Off, the Company intends to implement a retirement plan with benefits comparable to peer companies as deemed appropriate by the Board of Directors. Under Ashland's qualified plans, executive officers of the Company are entitled to benefits on the same basis as other employees. Upon a "change in control" of Ashland (as defined in the plans), the qualified plans will automatically terminate and the funds in such plans, together with any excess assets, will be distributed to the participants.

     To the extent that benefits under the qualified plans exceed limits established by the Internal Revenue Code of 1986, as amended (the "Code"), they are payable under a nonqualified excess benefit pension plan (the "non-qualified plan") which provides for the payment of benefits in excess of certain limitations imposed by the provisions of ERISA or limitations on compensation or benefits that may be imposed by the Code. The plan also provides that participants may, at the discretion of the Personnel and Compensation Committee of Ashland, receive their retirement benefit under the non-qualified plan in a lump-sum distribution. The plan also provides that those who are approved to receive a lump sum may defer the payment of all or any part of it, in 25% increments, through the Ashland Inc. Deferred Compensation Plan.

     The following table shows the estimated annual benefits payable under the qualified and non-qualified plans assuming continued employment until the normal date of retirement at age 65, based on a straight-life annuity form of retirement income. The amounts in the table are not subject to any reductions for social security benefits received by the participant but are subject to reductions for the actuarial value of 50% of a participant's Ashland LESOP account and the actuarial value of 50% of any shares forfeited under the Ashland LESOP because of the limitations established by the Code.

                      ESTIMATED ANNUAL RETIREMENT BENEFITS

                                       YEARS OF PARTICIPATION
  AVERAGE ANNUAL   ---------------------------------------------------------------
    EARNINGS*         10         15         20         25         30         35
  --------------   --------   --------   --------   --------   --------   --------
    $   25,000     $  3,300   $  4,950   $  6,601   $  8,251   $  9,901   $ 11,552
        50,000        7,050     10,575     14,101     17,626     21,151     24,677
       100,000       14,550     21,825     29,100     36,376     43,650     50,925
       200,000       29,550     44,325     59,100     73,876     88,650    103,425
       300,000       44,550     66,825     89,100    111,376    133,650    155,925
       400,000       59,550     89,325    119,100    148,876    178,650    208,425
       500,000       74,550    111,825    149,100    186,376    223,650    260,925
       600,000       89,550    134,325    179,100    223,876    268,650    313,425
       800,000      119,550    179,325    239,101    298,876    358,651    418,427
     1,000,000      149,550    224,325    299,101    373,876    448,651    523,427
     1,200,000      179,550    269,325    359,101    448,876    538,651    628,427
     1,400,000      209,550    314,325    419,101    523,876    628,651    733,427

---------------

* Average annual earnings includes a participant's salary during the highest consecutive 36 month period of the final 120 month period prior to retirement, but excludes other forms of compensation included in the Summary Compensation Table.

     As of October 1, 1996, Messrs. Wilkinson, Tiefel, Bilger, Lund and Pierce had credited service in the combined plans of 7, 12, 8, 4 and 18 years, respectively.

     Supplemental Early Retirement Plan. Under Ashland's Supplemental Early Retirement Plan (the "SERP"), eligible key executive employees of the Company may retire prior to their normal retirement date. The maximum total annual benefit payable to a key executive participant under the SERP is an amount equal to 50% of the final average annual compensation (salary plus annual incentive compensation awards) received by the participant during the highest 36 months of the final 60 month period prior to retirement. The amount payable under the SERP is reduced to the extent payments are made under the qualified and non-qualified pension plans of Ashland, subject to reductions for the actuarial value of 50% of a participant's Ashland LESOP account and the actuarial value of 50% of any shares forfeited under the Ashland LESOP because of the limitations established by the Code. The SERP provides that participants may, at the discretion of Ashland's Personnel and Compensation Committee, receive their retirement benefit under the plan in a lump-sum distribution. The SERP also provides that those who are approved to receive a lump sum may defer all or any part of the payment, in 25% increments, through the Ashland Inc. Deferred Compensation Plan. The retirement benefit received as a lump-sum distribution is equal to the actuarial present value of all expected future payments if the participant received monthly payments discounted at the average of the monthly published Pension Benefit Guaranty Corporation ("PBGC") rates used to value annuities in effect during the six month period ending on January 1 or July 1 immediately preceding the calculation date. Certain other key employees who participate in the Ashland Inc. Incentive Compensation Plan may become eligible to participate in the SERP and may receive a maximum total annual benefit equal to 50% of the average bonus paid under the Ashland Inc. Incentive Compensation Plan during the highest 36 months out of the final 60 month period prior to retirement. The SERP offers to such key employees distribution options similar to those described above. Effective at the Spin Off and subject to the approval of the Board of Directors, the Company intends to implement a supplemental early retirement plan comparable to the Ashland SERP.

     Deferred Compensation Plan. The Company participates in the Ashland Inc. Deferred Compensation Plan and will continue such participation after the Offering and until the Spin Off. Under such plan, eligible employees may defer the receipt of all or part of their incentive compensation and any payments made pursuant to ERISA forfeitures. Effective at the Spin Off and subject to the approval of the Board of Directors, the Company intends to implement and maintain a deferred compensation plan comparable to that of Ashland.

     Savings Plan. The Company participates in the Ashland Inc. Employee Savings Plan (the "Ashland Plan") and will continue such participation after the Offering and until the Spin Off. The Ashland Plan, which is a 401(k) Plan, offers eligible employees the opportunity to make systematic, long-term investments through salary contributions on a before-tax or after-tax basis. Subject to certain plan and IRS restrictions, employees may contribute up to 16% of pay, with Ashland matching to a total of 4% of pay. On the first 2% of employee contribution, Ashland matches $1.10 for every $1.00. On the second 2% of pay contributed, the match is $1.00 for $1.00. A variety of investment options are offered to which contributions can be allocated by the participants. Effective at the Spin Off and subject to the approval of the Board of Directors, the Company intends to implement a savings plan similar to the Ashland Plan which will qualify as a Section 401(k) plan and will offer eligible employees the opportunity to make investments on a regular basis through salary contributions which are supplemented by matching employer contributions.

COMPANY BENEFIT PLANS

     1997 Stock Incentive Plan. In March 1997, the Company adopted the Company's 1997 Stock Incentive Plan (the "Plan"). The purpose of the Plan is to provide directors, employees and consultants of the Company and its subsidiaries additional incentive and reward opportunities designed to enhance the profitable growth of the Company. All executives and certain nonexecutive employees who are key to the Company's growth and profitability will be eligible to receive awards under the Plan. The Plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Code, options that do not constitute incentive stock options and restricted stock awards. The Plan is administered by a Committee of the Board of Directors. In general, the Committee is authorized to select the recipients of awards and the terms and conditions of those awards. The number of shares of Common Stock that may be issued under the Plan may not exceed 1,800,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the Company's capital structure). Shares of Common Stock which are attributable to awards that have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The maximum number of shares of Common Stock that may be subject to awards granted under the Plan to any one individual during any calendar year may not exceed 500,000. The price at which a share of Common Stock may be purchased upon exercise of an option granted under the Plan will be determined by the Committee, but such purchase price will not be less than the fair market value of a share of Common Stock on the date such option is granted.

     Shares of Common Stock that are the subject of a restricted stock award under the Plan will be subject to restrictions on disposition by the holder of such award and an obligation of such holder to forfeit and surrender the shares to the Company under certain circumstances (the "Forfeiture Restrictions"). The Forfeiture Restrictions will be determined by the Committee in its sole discretion, and the Committee may provide that the Forfeiture Restrictions will lapse upon (a) the attainment of one or more performance targets established by the Committee, (b) the award holder's continued employment with the Company or continued service as a consultant or director for a specified period of time,
(c) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion or (d) a combination of any of the foregoing. No awards under the Plan may be granted after ten years from the date the Plan was adopted by the Board of Directors. The Plan will remain in effect until all awards granted under the Plan have been satisfied or expired. The Board of Directors in its discretion may terminate the Plan at any time with respect to any shares of Common Stock for which awards have not been granted. The Plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the Plan or to change the class of individuals eligible to receive awards under the Plan or to change the manner of determining the minimum exercise price, by the Board of Directors without the consent of the stockholders of the Company. No change in any award previously granted under the Plan may be made which would impair the rights of the holder of such award without the approval of the holder.

     Upon consummation of the Offering, the Company will issue options under the Plan to purchase an aggregate of 875,000 shares of Common Stock at the initial public offering price. See "Principal and Management Stock Ownership" for a list of the number of options to be issued to the directors and executive officers of the Company.

     Incentive Compensation Plan. The Company intends to implement, upon completion of the Offering and subject to the approval of the Board of Directors, an annual incentive compensation plan (the "IC Plan") which will provide for the establishment of annual performance goals, which if achieved, would result in the payment of additional compensation to the participants for that year. The IC Plan will be administered by the Compensation Committee of the Board of Directors ("the Committee") which will have broad discretion in establishing the parameters of such plan. The annual performance goals will be selected by the Committee and will be appropriate for an independent oil and gas company and may include general Company goals, business unit goals, individual productivity goals or a combination of the aforementioned goals depending on a participant's responsibilities. The maximum potential award under the IC Plan will vary depending on a participant's responsibilities but will range from 20% to 100% of base salary. All executive officers and other key employees will participate in the IC Plan.

EMPLOYMENT AGREEMENTS

     The Company anticipates that during 1997 its most highly compensated executive officers will be Messrs. Tiefel, Bilger, Fischer, Lund and Pierce. Each of these executive officers has entered into an employment agreement with the Company, effective as of March 1, 1997. Effective upon the consummation of the Offering, Mr. Tiefel's annual salary will be $320,000 with a potential bonus of 100% of such amount, Mr. Bilger's annual salary will be $260,000 with a potential bonus of 85% of such amount, Mr. Fischer's annual salary will be $210,000 with a potential bonus of 70% of such amount, Mr. Lund's annual salary will be $200,000 with a potential bonus of 70% of such amount, and Mr. Pierce's annual salary will be $180,000 with a potential bonus of 60% of such amount. Each employment agreement is for a term of three years, and unless the Company or the employee terminates the employment agreement or provides notice that the term should not be extended, the term will be extended automatically for an additional one year period as of each annual anniversary date of the effective date of the employment agreement.

     In the event of the termination of employment by the Company without cause (as defined) or by the employee due to an uncorrected material breach of the employment agreement by the Company, the employee is entitled to receive (i) a lump sum cash payment equal to 200% of the employee's annual base salary as in effect immediately prior to such termination and (ii) continued coverage under the Company's medical, dental and group life insurance plans for the employee and certain of his or her eligible dependents for one year. If, in anticipation of or within two years following a change in control of the Company, the employment relationship is terminated by the Company without cause or by the employee for good reason (as defined), the employee is entitled to receive continuation coverage under the Company's medical, dental and group life insurance plans as described above and, in lieu of the lump sum payment described in the preceding sentence, a lump sum cash payment equal to the sum of
(a) 300% of the employee's annual base salary as in effect immediately prior to such termination and (b) 225% of the maximum annual bonus amount that the employee could have earned for the year during which such termination occurs. In addition, if any payment or distribution to the employee pursuant to a change in control is subject to the federal excise tax on "excess parachute payments," the Company would be obligated under the employment agreement to pay to the employee such additional amount as may be necessary so that the employee realizes, after the payment of any income or excise tax on such additional amount, an amount sufficient to pay all such excise taxes.

     The Company is not obligated to pay any amounts to the employee other than pro rata base salary through the date of termination upon (1) voluntary termination of employment by the employee in the absence of an uncorrected breach of the employment agreement by the Company, (2) termination of employment by the Company for cause (as defined), (3) the death of the employee, or (4) the long-term disability of the employee. During the period of employment and, under certain circumstances, for a period of 12 months after termination of employment, the employees are generally prohibited from competing or assisting others to compete with the Company in its existing or recent business, or inducing any other employee to terminate employment with the Company.

                    PRINCIPAL AND MANAGEMENT STOCK OWNERSHIP

     The Company is currently a wholly-owned subsidiary of Ashland. Following the Offering, Ashland will own 14,400,000 shares of Common Stock of the Company, which will represent approximately 82.3% of the Company's outstanding Common Stock (80.2% if the Underwriters' over-allotment option is exercised in full). After the Offering, through its ability to elect all directors of the Company, Ashland will control all matters affecting the Company, including any determination with respect to acquisition or disposition of Company assets, future issuance of Common Stock or other securities of the Company, the Company's incurrence of debt any dividends payable on Common Stock. Ashland's address is 1000 Ashland Drive, Russell, Kentucky 41169, and its telephone number at such address is (606) 329-3333.

     After the Offering, Ashland has informed the Company that it intends to distribute pro rata to its common stockholders all of the shares of Common Stock of the Company it owns by means of the Spin Off, subject to certain conditions. See "Risk Factors -- Control by Ashland and Potential Conflicts of Interest" and "Relationship Between the Company and Ashland -- Intended Spin Off by Ashland." Upon consummation of the Spin Off, based on the number of shares of Ashland Common Stock outstanding as of December 31, 1996 the Ashland LESOP will own approximately 1,855,000 shares of Common Stock of the Company, representing 10.6% of the outstanding shares of Common Stock at the time of the Spin Off (10.4% if the Underwriters over-allotment option is exercised in full), which will make the Ashland LESOP the largest shareholder of the Company. The Company has been advised that upon consummation of or after the Spin Off, the Ashland LESOP intends to sell part or all of the shares of Company Common Stock it receives in the Spin Off after expiration of a 180 day post-Offering lockup agreement. Such sales may have an adverse effect on the market price of the Common Stock. See "Risk Factors -- Ashland LESOP to be a Significant Shareholder of the Company."

     None of the officers or directors of the Company currently owns any shares of capital stock of the Company. Set forth below for each director of the Company, for each Named Executive Officer of the Company and for all directors and executive officers of the Company as a group, is the number of shares of Ashland Common Stock beneficially owned by such persons and the number of options to purchase Company Common Stock to be issued upon consummation of the Offering.

                                                OPTIONS TO PURCHASE COMPANY
                                                COMMON STOCK TO BE GRANTED
                                                 UPON CONSUMMATION OF THE
                                                        OFFERING(1)
                                                ---------------------------      NUMBER OF SHARES OF
                                                               PERCENTAGE        ASHLAND COMMON STOCK
                                                NUMBER OF      OWNERSHIP       BENEFICIALLY OWNED AS OF
                     NAME                       SHARES(2)    REPRESENTED(3)      DECEMBER 31, 1996(4)
                     ----                       ---------    --------------    ------------------------
James R. Boyd.................................        --           --                    172,129
W. Paul Tiefel................................   220,000          1.2                     16,904
Robert C. Bilger..............................   150,000            *                     16,913
Bradley W. Fischer............................    90,000            *                      6,392
Jeffrey W. Lund...............................    75,000            *                     10,437
Mark D. Pierce................................    30,000            *                     15,318
Thomas L. Feazell.............................        --           --                    114,577
Philip W. Block...............................        --           --                     58,551
Dr. Robert B. Stobaugh........................     4,000            *                     23,840
J.W. Stewart..................................     4,000            *                         --
All Directors and executive officers as a
  group (13 persons)..........................   643,000          3.6                    454,545

---------------

  * Less than one percent.

(1) None of the options to purchase Company Common Stock will be exercisable until one year after the Offering.

(2) It is expected that Mr. Tiefel, Mr. Bilger, Mr. Fischer, and Mr. Lund will not receive additional stock option grants until the third year after the Offering.

(3) Assumes the Underwriters' over-allotment option is not exercised.

(4) As of February 24, 1997, includes the following: (i) shares of Ashland Common Stock held under Ashland's Employee Savings Plan and/or Ashland's LESOP in which shares participants hold voting rights and, with respect to the shares in the Employee Savings Plan, control over investment alternatives, (ii) Ashland Common Stock held by Dr. Stobaugh under the Ashland Deferred Compensation Plan and the Ashland Stock Incentive Plan for Non-Employee Directors and by Ashland executive officers under the Deferred Compensation Plan which stock units are payable in cash or common stock of Ashland upon termination of service with Ashland and (iii) shares which may be acquired pursuant to outstanding stock options. Included for Mr. Feazell are 12,010 shares owned by his wife as to which he disclaims beneficial ownership.

                  RELATIONSHIP BETWEEN THE COMPANY AND ASHLAND

     The Company is a wholly-owned subsidiary of Ashland. Immediately after the closing of the Offering, Ashland will own 14,400,000 shares of Common Stock of the Company, which will represent approximately 82.3% of the Company's outstanding Common Stock (80.2% if the Underwriters' over-allotment option is exercised in full). Through its ability to elect all directors of the Company, Ashland will control all matters affecting the Company, including any determination with respect to acquisition or disposition of Company assets, future issuance of Common Stock or other securities of the Company, the Company's incurrence of debt and any dividends payable on Common Stock. See "Risk Factors -- Control by Ashland and Potential Conflicts of Interest."

INTENDED SPIN OFF BY ASHLAND

     Ashland has announced that after the Offering it intends to distribute pro rata to its common stockholders all of the shares of Common Stock it owns by means of the Spin Off. Ashland's final determination to proceed with the Spin Off will require a declaration by Ashland's Board of Directors. Such a declaration is not expected to be made until certain conditions, many of which are beyond the control of Ashland, are satisfied, including (i) receipt by Ashland of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the Spin Off, and (ii) the absence of any future change in market or economic conditions (including developments in the capital markets) or Ashland's or the Company's business or financial condition that causes Ashland's Board of Directors to conclude that the Spin Off is not in the best interests of Ashland's stockholders. Ashland has filed its request for a ruling from the Internal Revenue Service as to the tax-free nature of the Spin Off and has advised the Company that it would not expect the Spin Off to occur prior to September 1997. If Ashland effects the Spin Off, it is possible that the increased number of shares of Common Stock of the Company available in the market may have an adverse effect on the market price of the Common Stock. See "Risk Factors -- Intended Spin Off by Ashland."

CONTRACTUAL ARRANGEMENTS

     The following is a summary of certain agreements between the Company and Ashland entered into in contemplation of the Offering and the Spin Off. Each such summary is qualified in its entirety by reference to the forms of such agreements, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     Tax Agreement. The following is a summary of the Tax Agreement between the Company and Ashland entered into in contemplation of the Offering and the Spin Off (the "Tax Agreement"). Ashland's request for a ruling from the Internal Revenue Service that the Spin Off will be a tax-free distribution to Ashland and it shareholders was based on certain representations made to the Internal Revenue Service with respect to the Company, including representations to the effect that the Company, at the time of the Spin Off, will have no plan or intention to (i) merge or consolidate with or into any other corporation, (ii) liquidate or partially liquidate, (iii) sell or transfer all or substantially all of its assets, (iv) redeem or otherwise repurchase any of the Company's capital stock, or (v) issue additional shares of the Company's capital stock other than pursuant to certain employee stock option plans. Other representations may also be necessary in order to obtain the ruling. To protect Ashland from federal and state income taxes that would be incurred by it if the Spin Off were determined to be a taxable event, the Tax Agreement to be entered into in connection with this Offering provides that the Company will indemnify Ashland with respect to tax liabilities resulting from any breach by the Company of any representations made in connection with the ruling. The Company intends that, at the time of the Spin Off, the representations in the ruling request will be accurate. However, because such representations will be based on a subjective "current intent" standard, the Company may refrain from taking actions after the Spin Off, such as those listed above, that might otherwise be beneficial to the Company that might call into question its "current intent" at the time of the Spin Off. The Company believes that if it is required to make payments pursuant to the Tax Agreement, the amount of such payments would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the Tax Agreement provides that for periods between the Offering and the Spin Off, Ashland will prepare and file all consolidated federal, combined state and local income or franchise tax returns required to be filed while the Company is a member of Ashland's consolidated group. Pursuant to the Tax Agreement the Company generally will be required to pay to Ashland its tax liability computed on a separate, stand alone basis (with certain modifications). With respect to federal income taxes, because Ashland currently is subject to the alternative minimum tax ("AMT"), the Company's tax payment initially will be based on the AMT rate (20%) and the Company will be required pay to Ashland the excess of its stand-alone tax liability calculated using the regular corporate rate (35%) in the year in which Ashland is no longer paying tax at the AMT rate or utilizing an AMT credit carryover. To the extent that the Company generates losses or credits, Ashland will pay the Company for such losses or credits based on either regular corporate tax rates or the AMT rate, depending on the circumstances. In addition, the Tax Agreement provides that Ashland will pay the Company for the Company's Australian tax losses to the extent the Company agrees to allow such losses to be utilized by other affiliates of Ashland to reduce Australian taxes.

     Following the Spin Off, the Company will file its own consolidated federal income tax return, separate from Ashland. The Tax Agreement provides that Ashland generally will be responsible for the effect of any adjustments to the U.S. or state taxable income or tax liability of the Company for periods ending on or before the date of the Spin Off in which it filed combined or consolidated reports with Ashland. To the extent any such adjustment results in a benefit to the Company in a post-Spin Off taxable period, the Company will be required to pay such benefit to Ashland. Liability for pre-Spin Off tax liabilities or separate reports filed by the Company prior to the Spin Off in certain states' foreign jurisdictions will be for the account of the Company.

     Services Agreement. In contemplation of the Offering and the Spin Off, the Company and Ashland have entered into a Services Agreement (the "Services Agreement") effective on the date the Offering is completed, which provides for the continued provision of certain corporate and administrative services (the "Services") by Ashland to the Company, including the administration of employee benefit plans, the provision of telecommunications, information services, equipment and cash management. The Services Agreement provides that Ashland will provide the Services to the Company through the same or similarly qualified personnel and the same or similar facilities as it has in the past, but the selection of personnel to perform Services shall be within the sole discretion of Ashland. Ashland is not required to increase the volume or quality of the Services beyond the level at which they were performed for the Company in the past. The Services Agreement is for an initial term beginning on the date the Offering is completed and continuing for as long as Ashland and its wholly-owned affiliates own more than 80% of the outstanding shares of Common Stock (the "Initial Term"). After the Initial Term, the term of the Services Agreement shall automatically be extended for successive one year period (each, a "Renewal Term"). The Company has the right to terminate any Service upon at least 30 days' prior written notice to Ashland, and Ashland shall have the right to terminate any Service upon at least 60 days' prior written notice to the Company after the expiration of the first Renewal Term and any subsequent Renewal Term. During the Initial and first Renewal Term, Ashland will charge the Company at Ashland's cost of rendering the Services performed. For Services provided after the first Renewal Term, the Company will be charged, depending on the service, cost or 110% of Ashland's cost of rendering such Services. Costs which have been passed on to the Company in the past will be calculated in accordance with the practices in existence prior to the Services Agreement being in operation. Certain types of insurance coverage provided by Ashland to the Company shall terminate on the expiration of the Initial Term of the Services Agreement, and Ashland will have no obligation to provide or procure such coverages for the Company. Other types of insurance purchased specifically for the Company or one of its operations or projects will not be knowingly terminated by Ashland without the consent of the Company.

     Registration Rights Agreement. In contemplation of the Offering, the Company and Ashland have entered into a Registration Rights Agreement, pursuant to which Ashland has the right to require the Company to effect three registrations under the Securities Act of all or any part of the Common Stock owned by Ashland, subject to certain limitations, and to bear the expenses of such registrations. No such registration may be required by Ashland prior to the expiration of the 180 day period following the date of the consummation of the Offering. In addition, the Registration Rights Agreement gives Ashland the right to include its shares of Common Stock in any registration of shares of Common Stock initiated by the Company following the Offering. The Registration Rights Agreement also contains provisions whereby the Company and Ashland agree to indemnify each other and their respective subsidiaries as well as their respective directors, officers, employees, agents and representatives for certain costs and liabilities relating to violations of federal and state securities laws in connection with any such registration of Common Stock owned by Ashland.

     Indemnification Agreement. In connection with the Offering and the Spin Off, the Company and Ashland will enter into an Indemnification Agreement under which the Company will assume the liabilities and obligations associated with its and its predecessors' operations, even if attributable to periods prior to the Offering, and agree to hold Ashland harmless from and against, all liabilities relating to the Company's operations, including: (i) except as set forth below, any litigation pending or threatened as of the date of the Offering or that arises in the future and involves costs incurred after consummation of the Offering, and (ii) remediation or other environmental liabilities associated with the Company's operations. In the Indemnification Agreement, Ashland grants the Company the benefits of any insurance coverage, including any sum recouped thereunder. Ashland will agree to indemnify the Company and hold it harmless from and against any costs or liabilities: (i) relating to Ashland's operations (other than those attributable to the Company's operations) and (ii) associated with any private litigation claiming damages relating to the Company's operation of the Martha oil field.

CERTAIN TRANSACTIONS

     The Company sells natural gas production to Ashland Petroleum Company and crude oil production to Scurlock Permian Corp., each of which is an affiliate of Ashland, at market rates. Sales to Ashland Petroleum Company were $2.5 million, $1.8 million and $2.7 million for the fiscal years ending 1994, 1995 and 1996, respectively. Sales to Scurlock Permian Corp. were $1.5 million, $0.5 million and $0.2 million for the fiscal years ending 1994, 1995 and 1996, respectively. The Company and Ashland expect that the Company will continue to make such sales after the Offering.

     Certain administrative services are provided to the Company by Ashland. For these services, the Company receives an allocation of Ashland's general and administrative expenses which amounted to $2.3 million in 1994, $2.4 million in 1995 and $2.3 million in 1996. These services include, among others, insurance administration and certain tax and legal administrative activities. It is Ashland's policy to charge these expenses and all other central administrative activities costs on the basis of direct usage when identifiable. After the Offering, these services will be provided under the Services Agreement described above.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Upon consummation of the Offering, 17,500,000 shares of Common Stock (17,965,000 shares if the Underwriters' over-allotment option is exercised in full) and no shares of Preferred Stock will be outstanding. The following summary is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     The Holders of the Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock do not have the right to cumulate their votes in the election of directors. Subject to preferential rights with respect to any class or series of Preferred Stock that may be issued, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors on the Common Stock out of funds legally available therefore, and in the event of a liquidation, dissolution or winding-up of the affairs of the Company, are entitled to share equally and ratably in all remaining assets and funds of the Company. The Company currently does not anticipate paying dividends on the Common Stock. See "Dividend Policy." The Holders of the Common Stock have no preemptive rights or rights to convert Common Stock into any other securities and are not subject to future calls or assessments by the Company. All of the outstanding Common Stock are, and, when issued, the Common Stock offered hereby will be validly issued, fully paid, and non-assessable by the Company.

     An application will be made to list the Common Stock on the NYSE under the
trading symbol "   ."

PREFERRED STOCK

     The Company, by resolution of the Board of Directors and without any further vote or action by the stockholders, has the authority to issue Preferred Stock in one or more classes or series and to fix from time to time the number of shares to be included in each such class or series and the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each such class or series. The ability of the Company to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of the Common Stock and could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring, control of the Company. The Company has no present plans to issue Preferred Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Stockholder Rights Plan. The Company expects that, at or immediately after the time of the Spin Off, it will adopt a stockholder rights plan under which rights will be issued to holders of the Common Stock that will provide that, upon certain events related to an attempt to acquire control of the Company without the approval of the Board of Directors, stockholders (other than those involved in the change of control attempt) will have certain rights to acquire additional shares of Common Stock (or capital stock of an acquiring entity) at a substantial discount to the market price. The effect of the stockholder rights plan will be to deter certain attempts at acquiring control of the Company except as approved by the Board of Directors.

     Classified Board of Directors. The Restated Certificate of Incorporation and Bylaws provide that the Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As currently comprised, Class I directors will serve until the Company's 1998 annual meeting of stockholders, Class II directors will serve until the 1999 annual meeting of stockholders, and Class III directors will serve until the year 2000 annual meeting of stockholders. See "Management." Starting with the 1998 annual meeting of stockholders, one class of directors will be elected each year for a three-year term. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board, in that at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board. In addition, the classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders.

     Removal of Directors. The Restated Certificate of Incorporation and Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

     Stockholders Not Entitled to Call Special Meeting. The Restated Certificate of Incorporation and Bylaws provide that special meetings of stockholders can be called only upon a written request stating the purpose of such meeting delivered to the Chairman of the Board, the President or the Secretary, signed by a majority of the Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

     Advance Notice of Stockholder Proposals and Nominations. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman of the Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Company at least 80 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made.

     Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of stock of the Company which are owned by such stockholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholders, including, without limitation, a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the name and address of such stockholder, the class and number of shares of stock of the Company beneficially owned by such stockholder, and any material interest of such stockholder in the business so proposed. If the Chairman of the Board or other office presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     The Stockholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

     Certain Amendments. The Restated Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend provisions of the Restated Certificate of Incorporation relating to the number, election and term of the Company's directors, or the removal of directors. The Restated Certificate of Incorporation further provides that the Bylaws may be amended by the Board or by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of Voting Stock, voting together as a single class, although any amendment by the stockholders to the provisions of the Bylaws related to classification of the Board and establishing the size of the Board requires the affirmative vote of the holders of at least 80% of the outstanding Voting Stock.

     The provisions summarized above may have anti-takeover effects and may deter, delay or prevent a tender offer or other takeover attempt that a stockholder might consider in such stockholder's best interest, including takeover attempts that might result in a payment of a premium over market prices.

     Shareholder Action By Written Consent. The Restated Certificate of Incorporation provides that, for so long as Ashland owns at least a majority of the Voting Stock, any action otherwise required to be taken by the stockholders of the Company at an annual or special meeting of stockholders may be taken without a meeting, without notice and without a vote, if a written consent or consents signed by the holders of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members entitled to vote thereon were present and voting, is delivered to the Company in the manner set forth in the Restated Certificate of Incorporation. The Restated Certificate of Incorporation provides that if Ashland ceases to own at least a majority of the Voting Stock of the Company, then thereafter shareholder action by written consent shall be prohibited.

     Section 203 of the Delaware Law. The Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law, as amended ("DGCL"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combinations to include (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or (iv) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more or the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS AND INDEMNIFICATION

     The Restated Certificate of Incorporation of the Company limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by the DGCL. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 or (iv) for any transaction from which the director derived an improper personal benefit. The Restated Certificate of Incorporation also provides that if the DGCL is amended after the approval of the Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company will be eliminated or limited to the full extent permitted by the DGCL, as so amended.

     In addition, the Restated Certificate of Incorporation requires the Company to indemnify each person who is or was a director or officer of the Company to the full extent permitted by the laws of the State of Delaware in the event he is involved in legal proceedings by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the Company's request as a director, officer, employee or agent of another corporation, partnership or other enterprise. The Company is also required to advance to such persons payments for their expenses incurred in defending a proceeding to which indemnification might apply, provided, if the DGCL requires, the recipient provides an undertaking agreeing to repay all amounts if it is ultimately determined that he is not entitled to be indemnified. The right to indemnification conferred on directors and officers of the Company under the Restated Certificate of Incorporation is stated to be a contract right. In addition, the Restated Certificate of Incorporation specifically provides that the indemnification rights granted thereunder are non-exclusive.

     The Company has entered into indemnification agreements with each of its current directors providing specific procedures to better assure the directors' right to indemnification, including procedures for directors to submit claims, for determination of directors' entitlement to indemnification (including the allocation of the burden of proof and selection of a reviewing party) and for enforcement of directors' indemnification rights.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Harris Trust & Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. See "Risk Factors -- Shares Eligible for Future Sale."

     Upon completion of the Offering, the Company will have 17,500,000 shares of Common Stock outstanding (17,965,000 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 3,100,000 shares sold in this Offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by an existing "affiliate" of the Company, as that term is defined by the Securities Act (an "Affiliate"), which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act described below.

     The remaining 14,400,000 shares of Common Stock (constituting 82.3% of the shares to be outstanding on completion of the Offering) will be owned by Ashland. Ashland has informed the Company that it expects to consummate the Spin Off of such shares to its stockholders as soon as possible after obtaining a favorable tax ruling on such transaction. Ashland has advised the Company that it does not expect the Spin Off to occur prior to September 1997. No assurance can be given that such Spin Off will occur. See "Risk Factors -- Intended Spin Off by Ashland." If the Spin Off does not occur, Ashland will be entitled to certain rights with respect to the registration of the sale of such shares under the Securities Act. See "Relationship Between the Company and
Ashland -- Contractual Arrangements -- Registration Rights Agreement." Such a sale of a significant amount of shares by Ashland could have a material adverse effect on the market price of the Common Stock.

     As of December 31, 1996, the Ashland LESOP held 8,401,243 shares of Ashland common stock. Based upon the number of shares of Ashland outstanding at December 31, 1996, upon consummation of the Spin Off, the Ashland LESOP would own approximately 1,855,000 shares of Common Stock of the Company, representing 10.6% of the outstanding shares of Common Stock at the time of the Spin Off (10.4% if the Underwriters' over-allotment option is exercised), which would make the Ashland LESOP the largest shareholder of the Company. The Company has been advised that after the Spin Off, the Ashland LESOP intends to sell part or all of the shares of Company Common Stock it receives in the Spin Off after expiration of a 180 day post-Offering lockup agreement. Such sales may have an adverse effect on the market price of the Common Stock.

     The Company, Ashland, the Ashland LESOP and each officer and director of the Company have agreed that they will not for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer (except by means of the Spin Off) any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

     The shares of Common Stock to be held by Ashland after the Offering will constitute "restricted securities" within the meaning of Rule 144 and will be eligible for sale by Ashland in the open market either in registered sales effected pursuant to the Registration Rights Agreement, or pursuant to Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the Offering, a person (or persons whose shares are aggregated) who owns shares that were purchased from the Company (or any Affiliate) at least one year previously, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume of the Company's Common Stock in the over the counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from the Company (or any Affiliate) at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     Upon completion of the Offering, there will be 875,000 shares of Common Stock issuable pursuant to outstanding options held by employees and directors, all of which will be issued pursuant to a registration statement on Form S-8 and will vest in increments and become freely tradeable, subject to certain requirements of Rule 144, beginning one year after completion of the Offering.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement") among the Company, Ashland and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation and Goldman, Sachs & Co. are acting as representatives (the "Representatives"), has severally agreed to purchase, the number of shares of Common Stock set forth below opposite their respective names.

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co. .......................................
                                                              ---------
             Total..........................................  3,100,000
                                                              =========

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ . per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ . per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option to purchase up to an aggregate of 465,000 additional shares of Common Stock exercisable for 30 days after the date of this Prospectus, to cover over-allotments, if any, at the initial public offering price set forth on the cover page of this Prospectus less the underwriting discount. To the extent that the Representatives exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased by it shown in the foregoing table bears to the total number of shares initially offered by the Underwriters hereby.

     The Company and Ashland have jointly and severally agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriters have informed the Company that they do not intend to sell shares of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company, Ashland, the Ashland LESOP and each officer and director of the Company have agreed that they will not for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer (except by means of the Spin Off) any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Underwriters. Among the factors that will be considered in determining the initial public offering price are the Company's results of operations, the Company's current financial condition, its future prospects, the experience of its management, the economics of the industry in general, the general condition of the equity securities market, the demand for similar securities of companies considered comparable to the Company and other relevant factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

     Application will be made to list the Common Stock for trading on the NYSE
under the symbol "   ." In order to meet one of the requirements for listing the
Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     Credit Suisse First Boston Corporation has advised Ashland in connection with the Spin Off and has performed and will continue to perform various investment advisory and banking services for Ashland from time to time, for which it receives customary fees.

     The Representatives, on behalf of the Underwriters, may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company and Ashland by Vinson & Elkins L.L.P., Houston, Texas, and for the Underwriters by Cravath, Swaine & Moore, New York, New York. Cravath, Swaine & Moore serves as outside counsel to Ashland and is currently representing Ashland in connection with several matters unrelated to the Offering. Samuel C. Butler, a member of Cravath, Swaine & Moore, is a director of Ashland.

                                    EXPERTS

     The consolidated financial statements of Blazer Energy Corp. at September 31, 1995 and 1996 and for each of the three years in the period ended September 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The estimated reserve evaluations and related calculations of Netherland, Sewell & Associates, Inc. included in this Prospectus have been included herein in reliance upon the authority of said firm as experts in petroleum engineering.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Exchange Act. The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this

Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules thereto in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contract, agreement or document and are not necessarily complete; reference is made to each such exhibit for a more complete description of the matters involved and each such Statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a site on the World Wide Web at http:
//www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement.

     The Company intends to furnish holders of its Common Stock annual reports containing audited consolidated financial statements.

                         GLOSSARY OF OIL AND GAS TERMS

     Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit. Natural gas equivalents are determined using the ratio of 6.0 Mcf of natural gas to 1.0 Bbl of crude oil, condensate or natural gas liquids. As used herein, the following terms have specific meanings:
"Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "MBbl" means thousand barrels, "MMBbls" means million barrels, "Mcfe" means thousand cubic feet equivalent, "MMcfe" means million cubic feet equivalent, "Bcfe" means billion cubic feet equivalent and "MMBtu" means million British Thermal Units.

     With respect to information on the Company's working interest in wells, drilling locations and acreage, "net" oil and gas wells, drilling locations or acres are determined by multiplying "gross" oil and gas wells, drilling locations or acres by the Company's working interest in such wells, drilling locations or acres.

     "Bbl" means barrel, a standard measure of liquid volume for oil, condensate and natural gas liquids which equals 42 U.S. gallons.

     "Capital expenditures" include: costs associated with exploratory and development drilling (including dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land-related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures.

     "3-D seismic" means seismic data that is run, acquired, and processed to yield a three-dimensional picture of the subsurface.

     "Development well" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     "Exploratory well" means a well drilled to find commercially productive hydrocarbons in an unproved area, to find a new productive reservoir or to extend significantly a known oil or natural gas reservoir.

     "Proved developed reserves" are proved reserves that are expected to be recovered from existing wells (including reserves behind pipe). Proved reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor. Developed reserves may be subcategorized as producing or nonproducing.

     "Proved reserves" can be estimated with reasonable certainty to be recoverable under current economic conditions. Current economic conditions include prices and costs prevailing at the time of the estimate. Proved reserves may be developed or undeveloped. In general, reserves are considered proved if commercial producibility of the reservoir is supported by actual production or formation tests. Proved reserves must have facilities to process and transport those reserves to market that are operational at the time of the estimate, or there is a commitment or reasonable expectation to install such facilities in the future.

     "Reserves" means estimated volumes of oil, condensate, natural gas, natural gas liquids, and associated substances anticipated to be commercially recoverable from known accumulations from a given date forward, under existing economic conditions, by established operating practices, and under current government regulations. Reserve estimates are based on interpretations of available geographic geologic and/or engineering data. All reserve estimates involve some degree of uncertainty, depending chiefly on the amount and reliability of geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves in one or two classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be subclassified as probable or possible to denote progressively increasing uncertainty.

     "Royalty" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually carved from the leasehold interest pursuant to an assignment to a third party reserved by an owner of the leasehold in connection with a transfer of the leasehold to a subsequent owner.

     "SEC Present Value" refers to a method of determining the present value of proved reserves promulgated by the Commission. Under the Commission method, the future net revenues before income taxes from proved reserves are estimated assuming that oil and natural gas prices and production costs remain constant. The resulting stream of revenues is then discounted at the rate of 10% per year to obtain the present value. SEC Present Value does not give effect to non-property expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization.

     "Working interest" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                              NUMBER
                                                              ------
BLAZER ENERGY CORP. AND SUBSIDIARIES
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Auditors............................    F-2
  Consolidated Balance Sheets as of September 30, 1995 and
     1996...................................................    F-3
  Statements of Consolidated Income for the Three Years
     Ended September 30, 1996...............................    F-4
  Statements of Consolidated Stockholder's Equity for the
     Three Years Ended September 30, 1996...................    F-5
  Statements of Consolidated Cash Flows for the Three Years
     Ended September 30, 1996...............................    F-6
  Notes to Consolidated Financial Statements................    F-7
BLAZER ENERGY CORP. AND SUBSIDIARIES
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of September 30, 1996 and
     December 31, 1996......................................   F-23
  Statements of Consolidated Income for the Three Months
     Ended December 31, 1995
     and 1996...............................................   F-24
  Statements of Consolidated Stockholder's Equity for the
     Three Months Ended December 31, 1995 and 1996..........   F-25
  Statements of Consolidated Cash Flows for the Three Months
     Ended December 31, 1995 and 1996.......................   F-26
  Notes to Consolidated Financial Statements................   F-27

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Blazer Energy Corp. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Blazer Energy Corp. (formerly Ashland Exploration, Inc.) and Subsidiaries as of September 30, 1995 and 1996, and the related statements of consolidated income, stockholder's equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blazer Energy Corp. and Subsidiaries at September 30, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

     As described in Note 1 to the consolidated financial statements, in fiscal 1995 the Company changed its method of accounting relative to impairments of long-lived assets.

Houston, Texas
November 1, 1996
except for Note 12 as to which the date is March 4, 1997

                                                               ERNST & YOUNG LLP

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1995          1996
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
Current assets:
  Net obligations with affiliated companies (Note 9)........  $   55,865    $   90,552
  Accounts receivable, less allowance for doubtful accounts
     of $197 in 1995 and $249 in 1996.......................      17,544        45,303
  Inventories...............................................      23,293        27,602
  Prepaids and other current assets.........................       3,182         2,829
                                                              ----------    ----------
          Total current assets..............................      99,884       166,286
Other assets................................................       1,585         1,440
Property, plant and equipment, at cost (Note 1):
  Oil and gas properties and equipment......................     984,576     1,049,995
  Unproved properties, net of accumulated amortization of
     $6,403 in 1995 and $7,291 in 1996......................       5,852        14,476
  Other.....................................................      13,706        14,486
                                                              ----------    ----------
                                                               1,004,134     1,078,957
  Accumulated depreciation, depletion and amortization......     621,825       651,532
                                                              ----------    ----------
Property, plant and equipment, net..........................     382,309       427,425
                                                              ----------    ----------
          Total assets......................................  $  483,778    $  595,151
                                                              ==========    ==========

                         LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Trade accounts payable....................................  $   35,402    $   68,026
  Income taxes payable......................................       9,355         9,282
  Accrued liabilities.......................................         961         3,399
                                                              ----------    ----------
          Total current liabilities.........................      45,718        80,707
Noncurrent liabilities:
  Deferred income (Note 3)..................................      33,022        29,228
  Deferred income taxes (Note 2)............................      32,804        37,242
  Other (Note 4)............................................      38,367        38,746
                                                              ----------    ----------
          Total noncurrent liabilities......................     104,193       105,216
Commitments and contingencies (Note 5)
Stockholder's equity (Note 12):
  Common stock -- $.01 par value, 100,000,000 shares
     authorized; 14,400,000 shares issued and outstanding...         144           144
  Additional paid-in capital................................      24,255        24,255
  Retained earnings.........................................     309,468       384,829
                                                              ----------    ----------
          Total stockholder's equity........................     333,867       409,228
                                                              ----------    ----------
          Total liabilities and stockholder's equity........  $  483,778    $  595,151
                                                              ==========    ==========

                            See accompanying notes.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME

                                                                  YEAR ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                                1994        1995        1996
                                                              --------    --------    --------
                                                                       (IN THOUSANDS)
Revenues:
  Sales and operating revenues:
     Crude oil..............................................  $109,095    $117,854    $134,505
     Natural gas............................................    83,583      70,901      94,750
  Columbia Gas settlement (Note 7)..........................        --          --      73,139
  Other (Note 8)............................................     3,622       1,538       1,677
                                                              --------    --------    --------
                                                               196,300     190,293     304,071
Cost and expenses:
  Operating expenses, including foreign production taxes....   106,524     106,223     148,077
  NORM reclamation/litigation (Note 5)......................        --          --       3,049
  Depreciation, depletion and amortization (Note 1).........    32,876      41,001      30,978
  General and administrative expenses (Note 9)..............    15,048      10,083      16,317
  Exploration costs, including dry holes....................    14,219      38,837      11,649
                                                              --------    --------    --------
                                                               168,667     196,144     210,070
                                                              --------    --------    --------
Operating income (loss).....................................    27,633      (5,851)     94,001
Interest expense............................................       709         319         222
                                                              --------    --------    --------
Income (loss) before income taxes...........................    26,924      (6,170)     93,779
Income tax expense (benefit) (Note 2).......................    (7,438)    (16,089)     18,418
                                                              --------    --------    --------
Net income..................................................  $ 34,362    $  9,919    $ 75,361
                                                              ========    ========    ========

                            See accompanying notes.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                STATEMENTS OF CONSOLIDATED STOCKHOLDER'S EQUITY

                                                                ADDITIONAL
                                                       COMMON    PAID-IN     RETAINED
                                                       STOCK     CAPITAL     EARNINGS    TOTAL
                                                       ------   ----------   --------   --------
                                                                    (IN THOUSANDS)
Balance at September 30, 1993........................   $144     $24,255     $265,187   $289,586
  Net income.........................................     --          --       34,362     34,362
  Deferred translation adjustment....................     --          --         (194)      (194)
                                                        ----     -------     --------   --------
Balance at September 30, 1994........................    144      24,255      299,355    323,754
  Net income.........................................     --          --        9,919      9,919
  Deferred translation adjustment....................     --          --          194        194
                                                        ----     -------     --------   --------
Balance at September 30, 1995........................    144      24,255      309,468    333,867
  Net income.........................................     --          --       75,361     75,361
                                                        ----     -------     --------   --------
Balance at September 30, 1996........................   $144     $24,255     $384,829   $409,228
                                                        ====     =======     ========   ========

                            See accompanying notes.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                 YEAR ENDED SEPTEMBER 30,
                                                             ---------------------------------
                                                               1994        1995         1996
                                                             --------    ---------    --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net income.................................................  $ 34,362    $   9,919    $ 75,361
Adjustments to reconcile income to net cash provided by
  operating activities:
  Depreciation, depletion and amortization.................    32,876       41,001      30,978
  Impairment of undeveloped leaseholds.....................     2,621        1,199       2,128
  Deferred income..........................................     8,651       13,490      (3,794)
  Deferred income taxes....................................     6,597       (1,525)      4,438
  Changes in operating assets and liabilities:
     Accounts receivable...................................      (806)      14,748     (27,759)
     Inventories...........................................     4,289       (3,507)     (4,309)
     Prepaids and other current assets.....................    (5,819)       7,243         353
     Trade accounts payable................................    11,342       (6,558)     32,624
     Income taxes payable..................................    (8,623)       8,529         (73)
     Accrued liabilities...................................      (855)        (402)      2,438
     Other.................................................    25,657      (25,108)        524
                                                             --------    ---------    --------
Net cash provided by operating activities..................   110,292       59,029     112,909

INVESTING ACTIVITIES
Property, plant and equipment:
  Additions................................................   (41,102)    (113,741)    (80,371)
  Property disposals.......................................     8,570          796       2,149
                                                             --------    ---------    --------
Net cash used in investing activities......................   (32,532)    (112,945)    (78,222)
                                                             --------    ---------    --------
Increase (decrease) in net obligations with affiliated
  companies................................................  $ 77,760    $ (53,916)   $ 34,687
                                                             ========    =========    ========

                            See accompanying notes.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996

1. SIGNIFICANT ACCOUNTING POLICIES

  Background

     The consolidated financial statements of Blazer Energy Corp. (formerly Ashland Exploration, Inc.) and subsidiaries (the "Company") include all exploration and production operations of Ashland Inc. ("Ashland"). The Company is engaged in the exploration for and the development, production, acquisition and marketing of natural gas and oil in the United States and certain international regions, primarily Nigeria.

  Consolidation

     The financial statements include the accounts of Blazer Energy Corp. and subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Consistent with industry practice, the Company utilizes pro rata consolidation to account for its investment in oil and gas ventures.

  Risk and Uncertainties

     The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Significant items subject to such estimates and assumptions include the carrying value of property, plant and equipment and environmental reserves, among other items. Actual results could differ from the estimates and assumptions used.

  Inventories

     Crude oil inventories are stated at current market value. Materials and supplies inventories are stated at the lower of cost or market. Crude oil inventories at September 30, 1995 and 1996 were $17,353,000 and $20,038,000, respectively, and materials and supplies inventories at such dates were $5,940,000 and $7,564,000, respectively.

  Property, Plant and Equipment

     The successful efforts method of accounting is followed for costs incurred in oil and gas exploration and development activities. Property acquisition costs and exploratory drilling costs for oil and gas properties are initially capitalized. If and when exploratory wells are determined to be nonproductive, the related costs are charged to expense. Other exploration costs, including geological, geophysical and lease rentals, are charged to expense as incurred.

     When a property is determined to contain proved reserves, property acquisition costs and related exploratory drilling costs are transferred to producing properties. Depreciation, depletion and amortization of producing properties is computed separately on a field basis using the units-of-production method.

     Other fixed assets include office furniture and fixtures, vehicles and miscellaneous equipment. These fixed assets are carried at cost and depreciated using the straight-line method over their estimated useful lives.

     Significant unproved properties are periodically evaluated and provision made for impairment individually. Insignificant properties are amortized to provide for estimated impairment.

  Environmental Costs

     Accruals for environmental costs are recognized when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Such costs are charged to expense if they are related

                      BLAZER ENERGY CORP. AND SUBSIDIARIES
to the remediation of conditions caused by past operations, or are not expected to mitigate or prevent contamination from future operations. Accruals are recorded at undiscounted amounts based on experience, assessments and current technology and are regularly adjusted as environmental assessments and remediation efforts proceed.

  Natural Gas Revenues

     Natural gas revenues generally are recorded using the sales method, whereby the Company recognizes natural gas revenues based on the amount of gas sold to purchasers on its behalf. As of September 30, 1996, the Company did not have any material gas imbalances.

  Crude Oil Revenues

     Crude oil revenue is recognized as produced. A portion of such revenue from international operations is deferred in anticipation of future transition expenses, demobilization and abandonment costs.

  Dismantlement, Removal and Restoration Costs

     The estimated costs, net of salvage values, of dismantling and removing major domestic facilities, including necessary site restoration, are accrued using the units-of-production method. In the case of facilities where such costs are not expected to be significant, the net cost is accrued when operations cease. The Company has fully provided for its net share of estimated international abandonment costs.

  Income Taxes

     The Company follows the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.

     Ashland and its subsidiaries file a consolidated U.S. income tax return to the extent permitted by the Internal Revenue Code. The consolidated tax liability or refund is generally allocated to companies in the consolidated group on the basis of separate return computations. Tax benefits related to operating losses and certain tax credits shown on Ashland's consolidated return are allocated to companies in the consolidated group generating such items to the extent that those tax benefits can be recognized by the consolidated group for financial reporting purposes.

     Ashland monitors its exposure to Internal Revenue Service audits on a consolidated basis. Any adjustments to previously filed federal returns are generally not passed to the subsidiaries.

  Hedging Activities

     The Company selectively uses futures contracts and swaps to reduce price volatility and lock in favorable sales prices for future production of natural gas and crude oil. Gains and losses on futures contracts and swaps are deferred until the related gas or oil production has been produced or delivered. As a result, gains and losses are generally offset by similar changes in the price of natural gas and crude oil. Unrealized gains and losses are recorded as assets and liabilities on the balance sheet at fair market value as of the balance sheet date. While these instruments are intended to reduce the Company's exposure to declines in the market price of natural gas and crude oil, they may also limit the Company's gain from increases in the market price of natural gas and crude oil. The fair value of these instruments reflects the estimated amounts the Company would receive or pay to settle the contracts as of the end of the period.

     The futures contracts have settlement guaranteed by the New York Mercantile Exchange ("NYMEX") and have nominal credit risk. The swap agreements are with third parties and expose the Company to credit risk to the extent the third parties are unable to meet their monthly settlement commitment to the Company.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

The Company continually monitors the credit standing of the third parties and anticipates they will be able to satisfy fully their contractual obligations.

     At year-end 1994, the Company had 32 open futures contracts for its natural gas production for November 1994 through April 1995. The Company had 120 open crude oil futures contracts for November 1994 through November 1995. The unrealized loss on the natural gas futures contracts and crude oil futures contracts was not significant.

     At year-end 1995, the Company had 172 open futures contracts for its natural gas production for November 1995 through September 1996. There were no open future contracts on crude oil or open swap agreements. The unrealized gain on natural gas futures contracts was not significant.

     At year-end 1996, the Company had 250 open futures contracts for its natural gas production from November 1996 through September 1997. The Company had 120 open crude oil futures contracts for November 1996 through November 1997. The Company had open swap agreements covering 1,528 contracts. The unrealized gain on natural gas futures contracts and swap agreements was $416,000 and $1,718,000, respectively. The unrealized loss on crude oil futures contracts was not significant.

  Concentration of Credit Risk

     Substantially all of the Company's receivables are within the oil and gas industry. Although diversified among several companies, collectibility is dependent upon the general economic conditions of the industry. To date, this concentration has not had a material effect on the financial position of the Company.

  Accounting for Stock-Based Compensation Plans

     In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, which established financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages companies to adopt a fair value based method of accounting for such plans but continues to allow the use of the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("Opinion 25"). Companies electing to continue accounting in accordance with Opinion 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method defined in SFAS 123 had been applied. The Company will account for stock-based compensation in accordance with Opinion 25 and will make pro forma disclosures in accordance with the provisions of SFAS 123 in its financial statements.

  Accounting Changes

     Effective September 30, 1995, the Company adopted Statement of Financial Accounting Standards Board No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. As a result, the Company recorded a charge of $4,385,000 (included in depreciation, depletion and amortization) to write down certain assets to their fair values. Fair values were based upon appraisals or estimates of discounted future cash flows on a field basis for oil and gas properties. No provision was made in 1996.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

2. INCOME TAXES

     A summary of the provision for income tax expense (benefit) follows:

                                                        1994        1995       1996
                                                      --------    --------    -------
                                                              (IN THOUSANDS)
U.S. current........................................  $(13,918)   $(14,373)   $14,712
U.S. deferred.......................................     6,597      (1,525)     4,438
Australian current..................................      (117)       (191)      (732)
                                                      --------    --------    -------
                                                      $ (7,438)   $(16,089)   $18,418
                                                      ========    ========    =======

     Income tax payments amounted to $14,415,000 in 1994, $2,772,000 in 1995 and $33,840,000 in 1996.

     Foreign production taxes for Nigeria are included in operating expenses.

     Tax benefits related to operating losses and certain tax credits generated by the Company have been allocated by Ashland to the Company to the extent that those tax benefits could be realized by the consolidated group for financial reporting. Income tax expense for the year ending September 30, 1996, would have been unchanged on a separate return basis. Income tax benefits in earlier years would have been reduced had the Company computed its tax provision on a separate return basis. However, the Company believes that alternative methods were available (such as the "monetization" of the Section 29 tax credits).

     The difference between the United States statutory rate and the Company's effective income tax rate is reconciled as follows:

                                                       1994        1995        1996
                                                      -------    --------    --------
                                                              (IN THOUSANDS)
Income tax (benefit) computed at statutory rates....  $ 9,423    $ (2,160)   $ 32,823
Section 29 tax credits..............................   (9,700)     (9,500)    (10,503)
Net impact of foreign operations....................   (7,062)     (3,348)     (4,608)
Adjustment to prior year's tax......................     (172)       (979)        531
State tax, net of federal tax.......................       64        (143)        137
Other...............................................        9          41          38
                                                      -------    --------    --------
                                                      $(7,438)   $(16,089)   $ 18,418
                                                      =======    ========    ========

     Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of deferred tax assets and liabilities are as follows:

                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax liabilities
  Intangible drilling costs.................................  $36,678    $42,253
  Accelerated depreciation..................................    6,346      7,389
                                                              -------    -------
Total deferred tax liabilities..............................   43,024     49,642

Deferred tax assets
  Accrued postretirement benefits...........................    4,278      4,099
  Basis differences, other than depreciation................    4,313      4,868
  Reserves and accrued liabilities..........................    1,629      3,433
                                                              -------    -------
Total deferred tax assets...................................   10,220     12,400
                                                              -------    -------
Net deferred tax liabilities................................  $32,804    $37,242
                                                              =======    =======

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

3. DEFERRED INCOME

     The Company has deferred income from Nigerian operations on OPLs 98/118 to provide for transitional operating expenses, demobilization and abandonment costs associated with the support of its international producing activities and to better match revenue with higher fixed costs associated with the later stages of economic life of its major, international fields. Such deferred income is recognized as production continues and costs are incurred. Deferred income is adjusted prospectively over the remaining life of the producing properties as the Company's assessment of such operations are periodically (at least annually) revised. The Company has fully provided for its assessment of the impairment of associated asset values.

     A summary of the Company's producing assets and deferred income follows:

                                                               1995         1996
                                                              -------      -------
                                                                 (IN THOUSANDS)
Oil and gas producting properties and equipment, net........  $ 9,119      $31,876
                                                              =======      =======
Deferred income, net of production taxes....................  $33,022      $29,228
                                                              =======      =======

4. OTHER NONCURRENT LIABILITIES

                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Postretirement benefits.....................................  $12,223    $11,711
Deferred foreign production taxes on crude oil inventory....   14,706     17,014
Plugging and abandonment....................................    8,512      7,909
State income tax............................................      643        629
Other.......................................................    2,283      1,483
                                                              -------    -------
                                                              $38,367    $38,746
                                                              =======    =======

     Nigerian crude oil inventory balance was $17,306,000 in 1995 and $20,016,000 in 1996.

5. COMMITMENTS AND CONTINGENCIES

     The Company is subject to various federal, state and local environmental laws and regulations which require remediation efforts at multiple locations, including operating facilities and previously owned or operated facilities. Environmental reserves are subject to considerable uncertainties which affect the Company's ability to estimate its share of the ultimate costs of required remediation efforts. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology and the number and financial strength of other potentially responsible parties at multiparty sites. As a result, charges to income for environmental liabilities could have a material effect on results of operations in a particular quarter or fiscal year as assessments and remediation efforts proceed, revised estimates are made based on current information or as new remediation sites are identified.

     During 1996, the U.S. Environmental Protection Agency and the state of Kentucky approved the Company's plan of reclamation (including disposal off site) of naturally occurring radioactive material ("NORM") from the Martha oil field in Kentucky. The Company's independent contractor began implementing the NORM reclamation work in September 1996. The Company estimates the total cost of reclamation to be $4,500,000. At September 30 the Company had an undiscounted liability of $1,750,000 and $3,550,000 in 1995 and 1996, respectively, for environmental assessments and reclamation efforts.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

     The liability reflects the Company's most likely estimates of the remaining costs which will be incurred to remediate the Martha field for which costs are reasonably estimable. It is reasonably possible that changes in estimates will occur in the near term. The Company believes it is probable that it will recover 30% of all environmental costs pursuant to settlements with Ashland's insurance carriers.

     In addition to environmental matters, the Company is party to numerous claims and lawsuits. While these actions are being contested, the outcome of individual matters is not predictable with assurance. Although any actual liability is not determinable as of September 30, 1996, the Company believes that any liability resulting from these matters, after taking into consideration Ashland's insurance coverages should not have a material adverse effect on the Company's consolidated financial position.

6. EMPLOYEES' PENSION AND RETIREMENT BENEFITS

     Ashland sponsors pension plans which cover substantially all employees, other than union employees covered by multiemployer pension plans under collective bargaining agreements. Benefits under Ashland's plans generally are based on employees' years of service and compensation during the years immediately preceding their retirement. For certain plans, such benefits are expected to come in part from one-half of employees' leveraged employee stock ownership plan ("LESOP") accounts. Ashland determines the level of contributions to the pension plans annually and contributes amounts within allowable limitations imposed by Internal Revenue Service regulations. Ashland contributed the maximum tax-deductible contributions to its pension plans during the last three years. A discount rate of 8% and an assumed rate of salary increases of 5% were used in determining the actuarial present value of projected benefit obligations at September 30, 1996 (7.5% and 5% at September 30, 1995). The Company's expense related to pension and the LESOP amounted to $1,560,000 in 1994, $1,488,000 in 1995 and $1,512,000 in 1996.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

     The following tables detail Ashland's funded status of the plans and the components of their pension expense.

                                                      1995                                1996
                                       ----------------------------------   ---------------------------------
                                       PLANS WITH ASSETS   PLANS WITH ABO   PLANS WITH ASSETS    PLANS WITH
                                           IN EXCESS         IN EXCESS          IN EXCESS       ABO IN EXCESS
                                            OF ABO           OF ASSETS           OF ABO           OF ASSETS
                                       -----------------   --------------   -----------------   -------------
                                                                   (IN MILLIONS)
Plan assets at fair value (primarily
  listed stocks and bonds)............        $14               $290              $360              $ --
Accumulated benefit obligations (ABO)
  Vested..............................         13                289               284                29
  Nonvested...........................          1                 69                35                36
                                              ---               ----            ------              ----
                                               14                358               319                65
                                              ---               ----            ------              ----
Plan assets less than (in excess of)
  ABO.................................         --                 68(1)            (41)               65(1)
Provisions for future salary
  increases...........................          1                162               149                17
Deferred pension costs................         (3)               (63)              (10)              (15)
                                              ---               ----            ------              ----
Net accrued (prepaid) pension
  costs(2)............................        $(2)              $167              $ 98              $ 67
                                              ===               ====            ======              ====
Components of deferred pension costs
  Unrecognized transition gain
     (loss)...........................        $--               $  9              $ 10              $ (4)
  Unrecognized net loss...............         (2)               (93)               (9)              (34)
  Unrecognized prior service costs....         (1)                (9)              (11)               (1)
  Recognition of minimum liability....         --                 30                --                24
                                              ---               ----            ------              ----
                                              $(3)              $(63)             $(10)             $(15)
                                              ===               ====            ======              ====

                                                         1994       1995       1996
                                                       --------   --------   --------
Components of pension expense
  Service cost.......................................    $ 24       $ 23       $ 32
  Interest cost......................................      29         34         40
  Actual investment loss (gain) on plan assets.......       7        (51)       (34)
  Deferred investment gain (loss)(3).................     (27)        30          6
  Other amortization and deferral....................       4          1          3
  Enhanced retirement program pension cost...........      --         15         --
                                                         ----       ----       ----
                                                         $ 37       $ 52       $ 47
                                                         ====       ====       ====

---------------

(1) Includes unfunded ABO of $62 million in 1995 and $65 million in 1996 for non-qualified supplemental pension plans.

(2) Amounts are recorded in various asset and liability accounts on Ashland's consolidated balance sheets.

(3) The expected long-term rate of return on plan assets was 9%.

     Ashland sponsors several unfunded benefits plans which provide health care and life insurance benefits for eligible employees who retire from active service or are disabled. The health care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The life insurance plans are generally noncontributory. Ashland funds the cost of these plans on a pay-as-you-go basis.

     Effective October 1, 1992, Ashland amended nearly all of its retiree health care plans to place a cap on the company's contributions and to adopt a cost-sharing method based upon years of service. The cap limits Ashland's contributions to the 1992 per capita health care costs, increasing thereafter by up to 4.5% per year.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

The amendments reduced the accumulated postretirement benefit obligation ("APBO") for retiree health care plans at that date by $197 million, which is being amortized to income over approximately 12 years.

     The APBO was determined using a discount rate of 7.5% at September 30, 1995, and 8% at September 30, 1996. Under the amended plan, the assumed annual rate of increase in the per capita cost is 4.5%. The following tables detail the status of Ashland's plans and the components of their postretirement benefit expense.

                                                  1994            1995            1996
                                              -------------   -------------   -------------
                                              HEALTH   LIFE   HEALTH   LIFE   HEALTH   LIFE
                                              ------   ----   ------   ----   ------   ----
                                                              (IN MILLIONS)
Accumulated postretirement benefit
  obligations (APBO)
  Retired or disabled employees.............                   $146    $26     $130    $25
  Fully eligible active plan participants...                     33      4       33      5
  Other active plan participants............                    123      5      127      5
                                                               ----    ---     ----    ---
                                                                302     35      290     35
Unrecognized net gain (loss)................                     (2)    (4)      28     (2)
Unrecognized plan amendment credit..........                    129      6      112      5
                                                               ----    ---     ----    ---
Accrued other postretirement benefit
  costs.....................................                   $429    $37     $430    $38
                                                               ====    ===     ====    ===
Components of other postretirement benefit
  expense
  Service cost..............................   $  7    $ 1     $ 12    $ 1     $ 12    $ 1
  Interest cost.............................     16      2       20      2       21      3
  Amortization and deferral (principally
     plan amendment credit).................    (15)    (1)     (15)    (1)     (16)    (1)
                                               ----    ---     ----    ---     ----    ---
                                               $  8    $ 2     $ 17    $ 2     $ 17    $ 3
                                               ====    ===     ====    ===     ====    ===

     Ashland sponsors various savings plans to assist eligible employees in providing for retirement or other future needs. Ashland matches employee contributions up to 6% of their qualified earnings at a rate of 70% (20% for LESOP participants prior to April 1, 1996). The increased company contributions after March 31, 1996, are in the form of Ashland's common stock. Ashland's contributions (including the value of common shares contributed to the plans) amounted to $7 million in 1994, $9 million in 1995 and $15 million in 1996. The Company's expense related to the plan and administrative fees amounted to $115,000 in 1994, $125,000 in 1995 and $299,000 in 1996.

7. COLUMBIA GAS SETTLEMENT

     During 1995, the Company entered into a settlement agreement with Columbia Gas Transmission ("Columbia") to resolve claims involving natural gas sales contracts that were abrogated by Columbia in 1991. The agreement provided for a $78,500,000 payment to the Company, of which 5% was withheld by Columbia to be used to potentially satisfy the claims of nonsettling producers. The Company received the proceeds net of expenses under this agreement in 1996, which resulted in operating income of $73,139,000. In the event that any portion of the amount withheld by Columbia is not used to satisfy such nonsettling claims, the Company and Ashland have agreed that such amount will be paid to Ashland.

8. OTHER REVENUES

     The Company purchases third-party natural gas for resale and delivery into major interstate pipelines. Revenue from these purchases and resales was $490,000 in 1994, $419,000 in 1995 and $500,000 in 1996.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

9. RELATED PARTY TRANSACTIONS

     The Company sells natural gas production to Ashland Petroleum Company and crude oil production to Scurlock Permian Corp. These companies are wholly owned subsidiaries of Ashland. Sales to Ashland Petroleum Company were $2,500,000, $1,800,000 and $2,700,000 for the fiscal years ending 1994, 1995 and 1996, respectively. Sales to Scurlock Permian Corp. were $1,500,000, $500,000 and $200,000 for the fiscal years ending 1994, 1995, and 1996, respectively.

     Ashland maintains a centralized cash function whereby excess cash is invested to maximize the return to Ashland. Consequently, cash transactions are completed by Ashland, with an offsetting intercompany payable or receivable being recorded. In addition, noncash transactions between the Company and affiliates are recorded through the utilization of intercompany accounts. This intercompany balance is classified as current, as Ashland intends to make payment for balances due within the next year.

     Certain administrative services are provided to the Company by Ashland. For these services, the Company receives an allocation of Ashland's general and administrative expenses which amounted to $2,262,000 in 1994, $2,384,000 in 1995 and $2,326,000 in 1996. These services include, among others, insurance administration and certain tax and legal administrative activities. It is Ashland's policy to charge these expenses and all other central administrative costs on the basis of direct usage when identifiable. Management of the Company has determined that this method is reasonable.

10. ACQUISITIONS

     In February 1995, the Company acquired certain properties from UMC Petroleum Corp. for $24,917,000 in cash.

     In March 1995, the Company acquired certain properties from Waco Oil & Gas Co., Inc. for $43,796,000.

11. LEASES AND OTHER COMMITMENTS

     The Company is a lessee in noncancelable leasing agreements for office buildings, an offshore crude oil storage facility and other equipment and properties which expire at various dates. Rental expense under operating leases was $11,074,000 in 1994, $12,703,000 in 1995 and $13,614,000 in 1996. Future
minimum rental payments (which escalate over time) at September 30, 1996 follow (in thousands):

1997........................................................  $8,717
1998........................................................   6,405
1999........................................................     944
2000........................................................   1,072
2001........................................................   1,048
Thereafter..................................................   3,104

12. SUBSEQUENT EVENTS

     Subsequent to September 30, 1996, and based on actual reclamation work done during the quarter ended December 31, 1996, the Company reevaluated the NORM project and estimates the cost of remediation to be $12,000,000. The Company believes that the remediation will be completed in calendar 1997. In January 1997 the Company made an offer of $10,750,000 to settle all outstanding litigation related to NORM. The Company believes it is probable that it will recover 30% of all reclamation and litigation costs pursuant to settlements with Ashland's insurance carriers.

     The Company intends to issue up to 3,565,000 shares of Common Stock in a public offering in the third fiscal quarter of 1997. Effective March 4, 1997, the Company effected a 1,440,000 for 1 stock split. The effect

                      BLAZER ENERGY CORP. AND SUBSIDIARIES
of the stock split has been reflected retroactively in the accompanying financial statements. The Company's Certificate of Incorporation provides for one class of Common Stock. This stock is $.01 par, 100,000,000 shares authorized, 14,400,000 shares issued and outstanding.

     The Company has entered into a letter agreement with The Chase Manhattan Bank ("Chase"), under which prior to consummation of the public offering, the Company will enter into a $200 million Credit Facility. The Credit Facility will permit the Company to obtain unsecured revolving credit loans and the issuance of letters of credit for a five-year period in an aggregate amount not to exceed $200 million. Commitment availability will be governed by a Borrowing Base, as defined in the Credit Facility.

     The Company has entered into a letter of intent under which it will monetize its Section 29 tax credits prior to consummation of the public offering in a transaction under which it will receive (i) cash of approximately $6.5 million, (ii) the right to receive all of the cash flows from the Section 29 tax credit properties, and (iii) quarterly payments measured by the Section 29 tax credits generated by the Section 29 tax credit properties. The Company has historically received credit from Ashland for the face amount of such tax credits. Under the proposed transaction, the payments received for the value of the Section 29 tax credits will be taxable as additional sales proceeds.

13. GEOGRAPHIC SEGMENT INFORMATION (UNAUDITED)

                                                              U.S.      INTERNATIONAL     TOTAL
                                                            --------    -------------    --------
                                                                       (IN THOUSANDS)
SEPTEMBER 30, 1994
Revenues..................................................  $ 91,272      $105,028       $196,300
Depreciation, depletion and amortization expense..........    32,453           423         32,876
Operating income..........................................     3,785        23,848         27,633
Identifiable assets.......................................   329,751        45,697        375,448
Capital additions.........................................    39,695         1,407         41,102
SEPTEMBER 30, 1995
Revenues..................................................  $ 75,843      $114,450       $190,293
Depreciation, depletion and amortization expense..........    39,650         1,351         41,001
Operating income (loss)...................................   (14,448)        8,597         (5,851)
Identifiable assets.......................................   392,074        35,839        427,913
Capital additions.........................................   104,715         9,026        113,741
SEPTEMBER 30, 1996
Revenues..................................................  $173,319*     $130,752       $304,071*
Depreciation, depletion and amortization expense..........    28,921         2,057         30,978
Operating income..........................................    81,845*       12,156         94,001*
Identifiable assets.......................................   408,670        95,929        504,599
Capital additions.........................................    45,091        35,280         80,371

---------------

* Includes $73,139 from the Columbia Gas settlement. See Note 7.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                   QUARTER ENDED
                                                     -----------------------------------------
                                                        DECEMBER 31,            MARCH 31,
                                                     -------------------    ------------------
                                                      1994        1995       1995       1996
                                                     -------    --------    -------    -------
                                                                  (IN THOUSANDS)
Revenues...........................................  $43,587    $127,183*   $44,874    $63,757
Operating income (loss)............................       11      79,091       (469)    10,410
Net income.........................................    3,401      55,202      1,678     10,452

                                                                   QUARTER ENDED
                                                     -----------------------------------------
                                                          JUNE 30,            SEPTEMBER 30,
                                                     -------------------    ------------------
                                                      1995        1996       1995       1996
                                                     -------    --------    -------    -------
                                                                  (IN THOUSANDS)
Revenues...........................................  $54,450    $ 49,229    $47,382    $63,902
Operating income (loss)............................     (279)      2,011     (5,114)     2,489
Net income.........................................    3,184       4,066      1,656      5,641

---------------

* Includes $73,139 from the Columbia Gas settlement. See Note 7.

15. SUPPLEMENTAL DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO OIL AND GAS RESERVES

     The following tables summarize discounted future net cash flows and changes in such flows in accordance with Statement of Financial Accounting Standards Board No. 69, ("SFAS 69"), Disclosures About Oil and Gas Producing Activities. Under the guidelines of SFAS 69, estimated future cash flows are determined based on current prices for crude oil and natural gas, estimated production of proved crude oil and natural gas reserves, estimated future production and development costs of those reserves based on current costs and economic conditions and estimated future income and foreign production taxes based on taxing arrangements in effect at year-end which include allocation of the full tax benefit of Section 29 tax credits. Such cash flows are then discounted using the prescribed 10% rate.

     Many other assumptions could have been made which may have resulted in significantly different estimates. The Company does not rely upon these estimates in making investment and operating decisions. Furthermore, the Company does not represent that such estimates are indicative of its expected future cash flows or the current value of its reserves. Since gas prices utilized in deriving these estimates are based on conditions that existed at September 30 and are usually different than prices that exist at December 31 due to seasonal fluctuations in the natural gas market, the estimates may not be comparable to those of other companies with different fiscal years. Prices can also vary significantly at the same point in time from year to year due to a variety of factors. The average gas price used in the discounted future net cash flows calculations was based on $1.64 per MMBtu at Henry Hub, Louisiana for 1995 and $1.85 per MMBtu for 1996.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

  Discounted Future Net Cash Flows

                                                               U.S.    INTERNATIONAL   TOTAL
                                                              ------   -------------   ------
                                                                       (IN MILLIONS)
SEPTEMBER 30, 1995
Future cash inflows.........................................  $1,060       $ 228       $1,288
Future production (lifting) costs...........................    (505)       (159)        (664)
Future development costs....................................     (58)        (16)         (74)
Future income and foreign production taxes..................     (33)        (33)         (66)
                                                              ------       -----       ------
                                                                 464          20          484
Annual 10% discount.........................................    (212)         (3)        (215)
                                                              ------       -----       ------
Standardized measure of discounted future net cash flows....  $  252       $  17       $  269
                                                              ======       =====       ======
SEPTEMBER 30, 1996
Future cash inflows.........................................  $1,273       $ 669       $1,942
Future production (lifting) costs...........................    (509)       (388)        (897)
Future development costs....................................     (55)        (46)        (101)
Future income and foreign production taxes..................    (116)       (193)        (309)
                                                              ------       -----       ------
                                                                 593          42          635
Annual 10% discount.........................................    (304)         (9)        (313)
                                                              ------       -----       ------
Standardized measure of discounted future net cash flows....  $  289       $  33       $  322
                                                              ======       =====       ======

  Changes in Discounted Future Net Cash Flows

                                                                       YEAR ENDED SEPTEMBER 30,
                                      -------------------------------------------------------------------------------------------
                                                  1994                            1995                           1996
                                      -----------------------------   ----------------------------   ----------------------------
                                      U.S.    INTERNATIONAL   TOTAL   U.S.   INTERNATIONAL   TOTAL   U.S.   INTERNATIONAL   TOTAL
                                      -----   -------------   -----   ----   -------------   -----   ----   -------------   -----
                                                                             (IN MILLIONS)
Net change due to extensions and
  discoveries.......................  $  21       $ --        $  21   $ 25       $  6        $  31   $ 27       $ 101       $ 128
Sales of oil and gas produced -- net
  of production (lifting) costs.....    (76)        (9)         (85)   (61)       (61)        (122)   (85)        (63)       (148)
Changes in prices...................   (186)        (3)        (189)    24         24           48     60          20          80
Previously estimated development
  costs incurred....................     24          2           26      7         35           42     22          28          50
Net change due to revisions of
  previous estimates of reserves....    (17)        34           17      7         46           53      4         106         110
Purchase (net of sales) of reserves
  in place..........................     --         --           --     40         --           40      1          --           1
Accretion of 10% discount...........     31          1           32     20          1           21     25           1          26
Other -- net(1).....................     33        (11)          22     (9)       (40)         (49)    10         (54)        (44)
Net change in income and foreign
  production taxes..................     59        (13)          46      2         (4)          (2)   (27)       (123)       (150)
                                      -----       ----        -----   ----       ----        -----   ----       -----       -----
                                       (111)         1         (110)    55          7           62     37          16          53
Discounted future net cash flows at
  beginning of year.................    308          9          317    197         10          207    252          17         269
                                      -----       ----        -----   ----       ----        -----   ----       -----       -----
Discounted future net cash flows at
  end of year.......................  $ 197       $ 10        $ 207   $252       $ 17        $ 269   $289       $  33       $ 322
                                      =====       ====        =====   ====       ====        =====   ====       =====       =====

---------------

(1) Includes changes in future production and development costs and changes in the timing of future production.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

CRUDE OIL AND NATURAL GAS RESERVES, REVENUES AND COSTS

     The following tables summarize the Company's (1) crude oil and natural gas reserves, (2) results of operations from oil and gas producing and marketing activities, (3) costs incurred, both capitalized and expensed, in oil and gas producing activities and (4) capitalized costs for oil and gas producing activities, along with the related accumulated depreciation, depletion and amortization. U.S. crude oil and natural gas reserves are reported net of royalties and interests owned by others. International crude oil reserves relate to reserves available to the Company, as producer, under a long-term contract with the Nigerian National Petroleum Corporation ("NNPC").

     Reserves reported in the table are estimated and are subject to future revisions. Since October 1, 1995, no estimates of the Company's total proved net oil or gas reserves have been filed or included in reports to any federal authority or agency other than the Securities and Exchange Commission. Crude oil reserves of 32.2 MMBbls at September 30, 1996 are as estimated by Netherland Sewell. Such reserves are 10.7 MMBbls greater than the amount previously reported as of such date in filings made with the Securities and Exchange Commission (the "Commission") by Ashland, the amounts included in such filings being derived from a Company-generated reserve report prior to the availability of an estimate from Netherland Sewell.

  Crude Oil and Natural Gas Reserves

                                                                       YEAR ENDED SEPTEMBER 30,
                                      ------------------------------------------------------------------------------------------
                                                  1994                           1995                           1996
                                      ----------------------------   ----------------------------   ----------------------------
                                      U.S.   INTERNATIONAL   TOTAL   U.S.   INTERNATIONAL   TOTAL   U.S.   INTERNATIONAL   TOTAL
                                      ----   -------------   -----   ----   -------------   -----   ----   -------------   -----
CRUDE OIL RESERVES (MMBBLS)
Proved developed and undeveloped
  reserves:
  Beginning of year.................  1.4         7.7         9.1    0.9         7.6         8.5    1.3        14.4        15.7
  Revisions of previous estimates...  (0.1)       6.7         6.6    0.2        12.3        12.5    0.4        12.6        13.0
  Extensions and discoveries........   --          --          --     --         1.4         1.4     --        10.0        10.0
  Production........................  (0.1)      (6.8)       (6.9)   (0.2)      (6.9)       (7.1)   (0.2)      (6.4)       (6.6)
  Net purchases (sales) of reserves
    in place........................  (0.3)        --        (0.3)   0.4          --         0.4    0.1          --         0.1
                                      ----        ---        ----    ----        ---        ----    ----        ---        ----
  End of year.......................  0.9         7.6         8.5    1.3        14.4        15.7    1.6        30.6        32.2
                                      ====        ===        ====    ====        ===        ====    ====        ===        ====
Proved developed reserves at
  beginning of year.................  1.3         7.7         9.0    0.9         7.6         8.5    1.3        14.4        15.7
Proved developed reserves at end of
  year..............................  0.9         7.6         8.5    1.3        14.4        15.7    1.6        26.6        28.2

                                                              YEAR ENDED SEPTEMBER 30,
                                                              -------------------------
                                                              1994      1995      1996
                                                              -----     -----     -----
UNITED STATES -- NATURAL GAS RESERVES (BCF)
Proved developed and undeveloped reserves:
  Beginning of year.........................................  455.5     349.2     507.4
  Revisions of previous estimates...........................  (98.2)     90.7      37.6
  Extensions and discoveries................................   25.9      21.2      70.0
  Production................................................  (34.4)    (37.5)    (39.7)
  Purchase (net of sales) of reserves in place..............    0.4      83.8       1.6
                                                              -----     -----     -----
  End of year...............................................  349.2     507.4     576.9
                                                              =====     =====     =====
Proved developed reserves at beginning of year..............  352.0     320.5     427.3
Proved developed reserves at end of year....................  320.5     427.3     477.0

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                                                                    YEAR ENDED SEPTEMBER 30,
                                  ---------------------------------------------------------------------------------------------
                                              1994                           1995                             1996
                                  ----------------------------   -----------------------------   ------------------------------
                                  U.S.   INTERNATIONAL   TOTAL   U.S.    INTERNATIONAL   TOTAL   U.S.    INTERNATIONAL   TOTAL
                                  ----   -------------   -----   -----   -------------   -----   -----   -------------   ------
                                                                          (IN MILLIONS)
RESULTS OF OPERATIONS
Revenues
  Sales to third parties........  $ 96       $ 99        $ 195   $  86       $110        $ 196   $ 112       $ 126       $  238
  Intersegment sales............     4         --            4       2         --            2       3          --            3
                                  ----       ----        -----   -----       ----        -----   -----       -----       ------
                                   100         99          199      88        110          198     115         126          241
Costs and expenses
  Production (lifting) costs....   (24)       (90)        (114)    (27)       (49)         (76)    (30)        (64)         (94)
  Exploration expenses..........   (13)        (1)         (14)    (11)       (27)         (38)     (9)         --           (9)
  Depreciation, depletion,
    amortization, and valuation
    provisions..................   (34)        (1)         (35)    (41)        (1)         (42)    (34)         (2)         (36)
Other costs.....................   (25)        (2)         (27)    (24)        (1)         (25)     40          (1)          39
Income and foreign production
  taxes.........................     7         19           26      16        (23)          (7)    (19)        (46)         (65)
                                  ----       ----        -----   -----       ----        -----   -----       -----       ------
                                  $ 11       $ 24        $  35   $   1       $  9        $  10   $  63       $  13       $   76
                                  ====       ====        =====   =====       ====        =====   =====       =====       ======

COSTS INCURRED
Property acquisition costs:
    Proved......................  $  1       $ --        $   1   $  69       $ --        $  69   $   2       $  --       $    2
    Unproved....................     2         --            2       2         --            2       5          --            5
  Exploration costs.............    19          1           20      17         31           48      13          12           25
  Development costs.............    32          2           34      30         10           40      35          28           63

CAPITALIZED COSTS
Proved properties...............                                 $ 584       $400        $ 984   $ 624       $ 426       $1,050
Unproved properties.............                                    11          1           12      13          10           23
                                                                 -----       ----        -----   -----       -----       ------
                                                                   595        401          996     637         436        1,073
Accumulated depreciation,
  depletion and amortization....                                  (226)      (392)        (618)   (254)       (393)        (647)
                                                                 -----       ----        -----   -----       -----       ------
                                                                 $ 369       $  9        $ 378   $ 383       $  43       $  426
                                                                 =====       ====        =====   =====       =====       ======

NET OIL AND GAS PRODUCTION

     The following table summarizes net oil and gas production (net after royalty) for each of the three fiscal years ended September 30.

                                                            1994      1995      1996
                                                           ------    ------    ------
Net natural gas production (MMcf per day):
  United States..........................................      94       103       109
Net crude oil production (Bbls per day):
  United States..........................................     822       609       564
  International(1).......................................  18,707    18,791    17,520
                                                           ------    ------    ------
          Total net crude oil production.................  19,529    19,400    18,084
                                                           ======    ======    ======

---------------

(1) Net production is before royalty.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

AVERAGE SALES PRICE AND PRODUCTION COST

     The Company's average sales price per unit and production cost per unit for crude oil and natural gas for each of the three fiscal years ended September 30 are set forth in the table below.

                                                            1994      1995      1996
                                                           ------    ------    ------
Average sales prices -- natural gas (per Mcf):
  United States..........................................  $ 2.42    $ 1.89    $ 2.39
Average sales prices -- crude oil (per Bbl):
  United States..........................................  $14.29    $15.96    $18.22
  International..........................................   15.01     16.17     18.46
Average production cost(1):
  United States (per Mcfe)...............................  $ 0.48    $ 0.51    $ 0.47
  International (per Bbl)................................    4.83      5.02      5.63

---------------

(1) Equivalents computed on a six Mcf to one Bbl ratio.

GROSS AND NET PRODUCTIVE WELLS

     The following table sets forth the Company's gross and net productive wells.

                                                              SEPTEMBER 30, 1996
                                                              ------------------
                                                              GROSS        NET
                                                              ------      ------
Productive wells -- Gas:
  United States.............................................   4,211       3,836
Productive wells -- Oil:
  United States.............................................      36          22
  International.............................................      36          36
                                                               -----       -----
          Total productive wells -- Oil.....................      72          58
                                                               =====       =====

     These wells include 331 gross wells (317 domestic and 14 international) and 293 net wells (279 domestic and 14 international) at September 30, 1996, which have multiple completions.

TOTAL GROSS AND NET OIL AND GAS PRODUCING AND UNDEVELOPED ACREAGE

     The Company's major interests consist of producing and nonproducing working interests located in the Appalachian and Gulf Coast areas, as well as royalty interests located primarily in the Southwest and Midcontinent areas of the United States. The Company has crude oil production in Nigeria from 103,000 acres onshore and 74,000 acres offshore held under a production-sharing contract with the NNPC, the Nigerian state-owned petroleum company. In addition, the Company is also conducting exploratory efforts on two additional offshore blocks comprising a contract area of approximately 450,000 gross acres under another production-sharing contract with NNPC. The following table sets forth the Company's total gross and net oil and gas producing and undeveloped acreage:

                                          GROSS         NET          GROSS           NET
                                        PRODUCING    PRODUCING    UNDEVELOPED    UNDEVELOPED
                                         ACREAGE      ACREAGE       ACREAGE        ACREAGE
                                        ---------    ---------    -----------    -----------
                                                           (IN THOUSANDS)
Acreage:
  United States.......................    1,263          936           748            410
  International.......................      177          177         1,375            540
                                          -----        -----         -----          -----
          Total.......................    1,440        1,113         2,123            950
                                          =====        =====         =====          =====

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

  Net Productive and Dry Wells Drilled

     The Company's net productive and dry wells drilled during each of the three fiscal years ended September 30 are set forth below.

                                                              1994      1995      1996
                                                              ----      ----      ----
Net exploratory wells drilled -- United States:
  Net productive wells......................................    2         2         1
  Net dry wells.............................................    4         5         1
                                                              ---       ---       ---
          Total.............................................    6         7         2
                                                              ===       ===       ===
Net exploratory wells drilled -- International:
  Net productive wells......................................    1         1         2
  Net dry wells.............................................    1         2        --
                                                              ---       ---       ---
          Total.............................................    2         3         2
                                                              ===       ===       ===
Net development wells drilled:
  Net productive wells:
     United States..........................................   59        88        79
     International..........................................   --        --         3
                                                              ---       ---       ---
          Total.............................................   59        88        82
                                                              ===       ===       ===
  Net dry wells:
     United States..........................................    1        --        --
     International..........................................   --        --        --
                                                              ---       ---       ---
          Total.............................................    1        --        --
                                                              ===       ===       ===

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1996             1996
                                                              -------------    ------------
                                                                     (IN THOUSANDS)
                                          ASSETS
Current assets:
  Net obligations with affiliated companies.................   $   90,552       $   15,439
  Accounts receivable, less allowance for doubtful accounts
     of $249 in September and December......................       45,303           44,577
  Inventories...............................................       27,602           25,464
  Prepaids and other current assets.........................        2,829            5,406
                                                               ----------       ----------
          Total current assets..............................      166,286           90,886
Other assets................................................        1,440            8,356
Property, plant and equipment, at cost:
  Oil and gas properties and equipment......................    1,049,995        1,062,136
  Unproved properties, net of accumulated amortization of
     $7,291 in September and $6,147 in December.............       14,476           16,426
  Other.....................................................       14,486           14,802
                                                               ----------       ----------
                                                                1,078,957        1,093,364
  Accumulated depreciation, depletion and amortization......      651,532          659,395
                                                               ----------       ----------
Property, plant and equipment, net..........................      427,425          433,969
                                                               ----------       ----------
          Total assets......................................   $  595,151       $  533,211
                                                               ==========       ==========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Trade accounts payable....................................   $   68,026       $   42,369
  Income taxes payable......................................        9,282            7,481
     Accrued liabilities....................................        3,399            3,228
                                                               ----------       ----------
          Total current liabilities.........................       80,707           53,078
Noncurrent liabilities:
     Deferred income........................................       29,228           31,715
     Deferred income taxes..................................       37,242           36,505
     Other..................................................       38,746           52,515
                                                               ----------       ----------
          Total noncurrent liabilities......................      105,216          120,735
Commitments and contingencies
Stockholder's equity:
     Common stock -- $.01 par value, 100,000,000 shares
      authorized; 14,400,000 shares issued and
      outstanding...........................................          144              144
     Additional paid-in capital.............................       24,255           24,255
     Retained earnings......................................      384,829          334,999
                                                               ----------       ----------
          Total stockholder's equity........................      409,228          359,398
                                                               ----------       ----------
          Total liabilities and stockholder's equity........   $  595,151       $  533,211
                                                               ==========       ==========

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                              --------     -------
                                                                 (IN THOUSANDS)
Revenues:
  Sales and operating revenues:
     Crude oil..............................................  $ 31,468     $41,452
     Natural gas............................................    21,971      31,173
  Columbia Gas settlement...................................    73,139          --
  Other.....................................................       605         649
                                                              --------     -------
                                                               127,183      73,274
Cost and expenses:
  Operating expenses, net of foreign production taxes.......    34,208      35,120
  NORM reclamation/litigation (Note 2)......................        --      11,126
  Depreciation, depletion and amortization..................     7,983       7,933
  General and administrative expenses.......................     4,571       4,098
  Exploration costs, including dry holes....................     1,330      10,356
                                                              --------     -------
                                                                48,092      68,633
                                                              --------     -------
Operating income............................................    79,091       4,641
Interest expense............................................        54          53
                                                              --------     -------
Income before income taxes..................................    79,037       4,588
Income tax expense (benefit) (Note 3):......................    23,835      (1,720)
                                                              --------     -------
Net income..................................................  $ 55,202     $ 6,308
                                                              ========     =======

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                STATEMENTS OF CONSOLIDATED STOCKHOLDER'S EQUITY
                                  (UNAUDITED)

                                                             ADDITIONAL
                                                   COMMON     PAID-IN      RETAINED
                                                   STOCK      CAPITAL      EARNINGS     TOTAL
                                                   ------    ----------    --------    --------
                                                                  (IN THOUSANDS)
Beginning balance................................   $144      $24,255      $309,468    $333,867
  Net income.....................................     --           --        55,202      55,202
                                                    ----      -------      --------    --------
Balance at December 31, 1995.....................   $144      $24,255      $364,670    $389,069
                                                    ====      =======      ========    ========

Beginning balance................................   $144      $24,255      $384,829    $409,228
     Net income..................................     --           --         6,308       6,308
     Intercompany dividend.......................                  --       (56,138)    (56,138)
                                                    ----      -------      --------    --------
Balance at December 31, 1996.....................   $144      $24,255      $334,999    $359,398
                                                    ====      =======      ========    ========

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                               1995         1996
                                                              -------     --------
                                                                 (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $55,202     $  6,308
Adjustments to reconcile income to net cash provided by
  operating activities:
  Depreciation, depletion and amortization..................    7,983        7,933
  Impairment expense........................................      501          120
  Deferred income...........................................    2,054        2,487
  Deferred income taxes.....................................      514         (737)
  Changes in operating assets and liabilities:
     Accounts receivable....................................  (32,457)         726
     Inventories............................................   (2,544)       2,138
     Prepaids and other current assets......................      (19)      (2,577)
     Trade accounts payable.................................   (7,035)     (25,657)
     Income taxes payable...................................   (2,537)      (1,801)
     Accrued liabilities....................................    2,388         (171)
     Other..................................................    4,976        6,853
                                                              -------     --------
Net cash provided by (used for) operating activities........   29,026       (4,378)
FINANCING ACTIVITIES
Intercompany dividends......................................       --      (56,138)
                                                              -------     --------
Net cash used in financing activities.......................       --      (56,138)
INVESTING ACTIVITIES
Property, plant and equipment:
  Additions.................................................   (8,097)     (15,249)
  Property disposals........................................      166          652
                                                              -------     --------
Net cash used in investing activities.......................   (7,931)     (14,597)
                                                              -------     --------
Increase (decrease) in net obligations with affiliated
  companies.................................................  $21,095     $(75,113)
                                                              =======     ========

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

  Background

     The consolidated financial statements of Blazer Energy Corp. (formerly Ashland Exploration, Inc.) and subsidiaries (the Company) include all exploration and production operations of Ashland Inc. (Ashland). The Company is engaged in the exploration for and the development, production acquisition and marketing of natural gas and oil in the United States and certain international regions, primarily Nigeria.

  Consolidation

     The financial statements include the accounts of Blazer Energy Corp. and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Consistent with industry practice, the Company utilizes pro rata consolidation to account for its investment in oil and gas ventures.

  Risk and Uncertainties

     The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Significant items subject to such estimates and assumptions include the carrying value of property, plant and equipment and environmental reserves, among other items. Actual results could differ from the estimates and assumptions used.

     The unaudited financial statements of the Company, in the opinion of management, present fairly the Company's financial position at December 31, 1996 and the Company's results of operations and cash flows for the three-month periods ended December 31, 1995 and 1996. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period.

     These financial statements and the notes thereto should be read in conjunction with the Company's audited financial statements included elsewhere in this prospectus.

  Hedging Activities

     The Company selectively uses futures contracts and swaps to reduce price volatility and lock in favorable sales prices for future production of natural gas and crude oil. Gains and losses on futures contracts and swaps are deferred until the related gas or oil production has been produced or delivered. As a result, gains and losses are generally offset by similar changes in the price of natural gas and crude oil. Unrealized gains and losses are recorded as assets and liabilities on the balance sheet at fair market value as of the balance sheet date. While these instruments are intended to reduce the Company's exposure to declines in the market price of natural gas and crude oil, they may also limit the Company's gain from increases in the market price of natural gas and crude oil. The fair value of these instruments reflects the estimated amounts the Company would receive or pay to settle the contracts as of December 31.

     The futures contracts have settlement guaranteed by the New York Mercantile Exchange (NYMEX) and have nominal credit risk. The swap agreements are with third parties and expose the Company to credit risk to the extent the third parties are unable to meet their monthly settlement commitment to the Company. The Company continually monitors the credit standing of the third parties and anticipates they will be able to fully satisfy their contractual obligations.

     At December 31, 1996, the Company had 2,358 open futures contracts for its natural gas production for February 1997 through September 1997. The Company had 90 open crude oil futures contracts for

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                                  (UNAUDITED)

February 1997 through November 1997. The unrealized loss on the natural gas futures contracts and crude oil futures contracts was $534,000 and $251,000, respectively.

2. NORM RECLAMATION AND RELATED LIABILITIES

     Based on actual reclamation work done during the quarter ended December 31, 1996, the Company reevaluated the NORM project and estimates the cost of remediation to be $12,000,000 and all remaining amounts to be expended based on such estimates have been accrued. The Company believes that the remediation will be completed in calendar 1997. In addition, in January 1997 the Company made an offer of $10,750,000 to settle all outstanding litigation related to NORM. The Company believes it is probable that it will recover 30% of all reclamation and litigation costs pursuant to settlements with Ashland's insurance carriers.

3. INCOME TAX PROVISIONS

     Income tax expenses have been computed on an interim based on estimated effective rates for the entire year. Tax benefits of certain tax credits have been allocated by Ashland to the Company to the extent that those tax credits could be realized by the consolidated group for financial reporting. Income tax expense for the period ended December 31, 1995 would have been unchanged if on a separate return basis. Although other alternative tax planning strategies may have been available to the Company, book income would not have been sufficient to assure realization on a separate return basis for the period ended December 31, 1996.

     The Company believes that the appropriate measure for its separate return basis tax expense for such period, given the available tax planning strategies, is to use the approximate pro forma effect of the anticipated monetization of
Section 29 tax credits. Such sale would have reduced net earnings by approximately $1,295,000 to $5,013,000.

4. SUBSEQUENT EVENTS

     Subsequent to September 30, 1996, and based on actual reclamation work done during the quarter ended December 31, 1996, the Company reevaluated the NORM project and estimates the cost of remediation to be $12,000,000. The Company believes that the remediation will be completed in calendar 1997. In January 1997 the Company made an offer of $10,750,000 to settle all outstanding litigation related to NORM. The Company believes it is probable that it will recover 30% of all reclamation and litigation costs pursuant to settlements with Ashland's insurance carriers.

     The Company intends to issue up to 3,565,000 shares of Common Stock in a public offering in the third fiscal quarter of 1997. Effective March 4, 1997, the Company effected a 1,440,000 for 1 stock split. The effect of the stock split has been reflected retroactively in the accompanying financial statements. The Company's Certificate of Incorporation provides for one class of Common Stock. This stock is $.01 par, 100,000,000 shares authorized, 14,400,000 shares issued and outstanding.

     The Company has entered into a letter agreement with The Chase Manhattan Bank ("Chase"), under which prior to consummation of the public offering, the Company will enter into a $200 million Credit Facility. The Credit Facility will permit the Company to obtain unsecured revolving credit loans and the issuance of letters of credit for a five-year period in an aggregate amount not to exceed $200 million. Commitment availability will be governed by a Borrowing Base, as defined in the Credit Facility.

                      BLAZER ENERGY CORP. AND SUBSIDIARIES

                                  (UNAUDITED)

     The Company has entered into a letter of intent under which it will monetize its Section 29 tax credits prior to consummation of the public offering in a transaction under which it will receive (i) cash of approximately $6.5 million, (ii) the right to receive all of the cash flows from the Section 29 tax credit properties, and (iii) quarterly payments measured by the Section 29 tax credits generated by the Section 29 tax credit properties. The Company has historically received credit from Ashland for the face amount of such tax credits. Under the proposed transaction, the payments received for the value of the Section 29 tax credits will be taxable as additional sales proceeds.

                                                                         ANNEX A

             [LETTERHEAD OF NETHERLAND, SEWELL & ASSOCIATES, INC.]


                                December 9, 1996




Mr. Larry J. Williams
Ashland Exploration, Inc.
14701 St. Mary's Lane, Suite 200
Houston, Texas  77079-2907

Dear Mr. Williams:

         In accordance with your request, we have estimated the proved and probable reserves and future revenue, as of October 1, 1996, to the Ashland Exploration, Inc. (Ashland) interest in certain oil and gas properties located in the United States as listed in the accompanying tabulations. This report has been prepared using constant prices and costs. For the proved reserves, this report conforms to the guidelines of the Securities and Exchange Commission (SEC). However, inasmuch as the SEC does not recognize probable reserves, the sections of this report dealing with such probable reserves should not be used in filings with the SEC.

         As presented in the accompanying summary projections, Tables I through V, we estimate the net reserves and future net revenue to the Ashland interest, as of October 1, 1996, to be:

                                         Net Reserves                         Future Net Revenue
                                -------------------------------        ----------------------------------
                                    Oil                Gas                                  Present Worth
         Category                (Barrels)            (MCF)              Total                  at 10%
-----------------------         -----------        ------------        ------------       ---------------
Proved Developed
    Producing                     1,556,627         465,035,737        $560,995,900       $   267,060,200
    Non-Producing                    53,319          11,922,803          16,990,700             9,951,200
Proved Undeveloped                   27,344          99,926,308         130,211,600            39,942,500
                                -----------         -----------        ------------       ---------------
        Total Proved              1,637,290         576,884,848        $708,198,200       $   316,953,900

Probable(1)                           5,144          28,929,078         $37,454,100       $    19,706,100

(1) These reserves and future revenue are not risk weighted. Not included are 44,024,455 MCF of Eastern Region probable net gas reserves that are uneconomic or marginal at current gas prices but become economic at moderately higher gas prices.

         The estimates shown in the previous table include no deductions for federal income taxes and, as such, do not include the effect of the Section 29 nonconventional fuels federal income tax credit. However, many gas wells in Ashland's Eastern Region qualify for the Section 29 tax credit based on classification as either Devonian Shale gas producers or tight gas sand producers. The

Section 29 tax credit is currently $1.0055 per MMBTU for Devonian Shale gas production and $0.5172 per MMBTU for tight gas sand production. Estimated future net revenue for the Section 29 tax credit attributable to Eastern Region gas wells is $48,425,200 for proved developed producing reserves and $501,100 for proved developed non-producing reserves. The present worth discounted at 10 percent of the Section 29 tax credit is estimated to be $37,106,500 for proved developed producing reserves and $364,600 for proved developed non-producing reserves. Wells qualifying for the Section 29 tax credit were identified by Ashland and were not independently verified.

         In view of the significant economic impact of the Section 29 tax credit, this report also presents summary projections including the effect of the Section 29 tax credit for estimated future gas production. Therefore, as presented in the accompanying summary projections, Tables VI through X, we estimate the net reserves and future net revenue to the Ashland interest, as of October 1, 1996, including the effect of the Section 29 tax credit, to be:

                                         Net Reserves                         Future Net Revenue
                                -------------------------------------------------------------------------
                                   Oil                 Gas                                  Present Worth
         Category               (Barrels)             (MCF)              Total                  at 10%
-----------------------        -----------         -------------     --------------       ---------------
Proved Developed
    Producing                    1,556,627          465,035,737        $609,421,100       $   304,166,700
    Non-Producing                   53,319           11,922,803          17,491,800            10,315,800
Proved Undeveloped                  27,344           99,926,308         130,211,600            39,942,500
                               -----------         ------------      --------------       ---------------
        Total Proved             1,637,290          576,884,848        $757,124,500       $   354,425,000

Probable(1)                          5,144           28,929,078         $37,454,100       $    19,706,100

(1) These reserves and future revenue are not risk weighted. Not included are 44,024,455 MCF of Eastern Region probable net gas reserves that are uneconomic or marginal at current gas prices but become economic at moderately higher gas prices.

         The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

         As shown in the Table of Contents, this report includes summary projections of reserves and revenue by reserve category both excluding and including the effect of the Section 29 tax credit. Summary projections of reserves and revenue by reserve category are also included for each region and for the Section 29 tax credit. One-line summaries of reserves and economics by field are presented for each region. For the purposes of this report, the term "lease" refers to a single economic projection.

         The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, proved undeveloped, and probable reserves. Certain

Eastern Region probable undeveloped locations evaluated were found to be uneconomic or marginal at current gas prices but would become economic at moderately higher gas prices. The net gas reserves from these currently uneconomic locations, as of October 1, 1996, are estimated to be 21,696,871 MCF for 84 wells in the Danville District, 17,606,324 MCF for 99 wells in the Pikeville District, and 4,721,260 MCF for 23 wells in the Weston District. Approximately 12,238,824 MCF of the aforementioned uneconomic reserves are associated with 57 locations acquired from OXY USA Inc. Our estimates do not include any value for possible reserves, although we have conducted a limited study of the Eastern Region properties which indicates the existence of numerous possible undeveloped locations. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. The table following this letter sets forth our estimates of reserves and future net revenue, by category, to the Ashland interest for each region.

         Future gross revenue to the Ashland interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes; future net revenue for the offshore properties is also after deducting abandonment costs. As discussed in this report, estimates are included for the effect of the Section 29 tax credit. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

         For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Our estimates of future revenue do not include any salvage value for the lease and well equipment nor the cost of abandoning the onshore properties. Future revenue estimates for offshore properties also do not include any salvage value for the lease and well equipment, but do include Ashland's estimate of the costs to abandon the wells, platforms, and production facilities. Abandonment costs for offshore properties are included with other capital investments.

         Oil prices used in this report are based on a September 1996 West Texas Intermediate posted price of $22.75 per barrel, adjusted by field for gravity, transportation fees, and regional posted price differentials. Gas prices used in this report are based on either the most current price available for each lease or the contract price. Oil and gas prices are held constant in accordance with SEC guidelines.

         Lease and well operating costs are based on operating expense records of Ashland. These costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Ashland are not included. For the Eastern Region, the district level operating costs are aggregated and projected separately for each district. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

         Ashland owns royalty interests in various properties which are included in the Royalty Region section of this report. Estimates of reserves and future net revenue for these properties are based on composite projections of historical net oil and gas sales volumes by geographic region with major value royalty properties evaluated individually.

         We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the Ashland interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Ashland receiving its net revenue interest share of estimated future gross gas production.

         The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be actually recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

         In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

         The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Ashland Exploration, Inc., other interest owners, various operators of the properties, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                        Very truly yours,


                                        /s/ CLARENCE M. NETHERLAND
                                        --------------------------
                                        CLARENCE M. NETHERLAND

             [LETTERHEAD OF NETHERLAND, SEWELL & ASSOCIATES, INC.]



                               February 20, 1997




Mr. Larry J. Williams
Ashland Exploration, Inc.
14701 St. Mary's Lane, Suite 200
Houston, Texas  77079-2907

Dear Mr. Williams:

         In accordance with your request, we have estimated the proved and probable reserves and future revenue, as of October 1, 1996, to the Ashland Oil (Nigeria) Company Unlimited (herein referred to as "Ashland") interest in 7 oil fields in Oil Prospecting License (OPL) 98 and 2 oil fields in OPL 118 located in the Niger Basin, Nigeria, as listed in the accompanying tabulations. This report has been prepared using constant prices and costs. For the proved reserves, this report conforms to the guidelines of the Securities and Exchange Commission (SEC). However, inasmuch as the SEC does not recognize probable reserves, the sections of this report dealing with such probable reserves should not be used in filings with the SEC. All prices, costs, and revenue estimates are expressed in United States dollars ($).

         As presented in the accompanying summary projections, Tables I through VIII, we estimate the gross reserves and future net revenue to the Ashland interest in OPL 98 and OPL 118, as of October 1, 1996, to be:

                                        Gross Reserves                      Future Net Revenue ($)
                                 ---------------------------         ------------------------------------
                                     Oil               Gas                                 Present Worth
         Category                 (Barrels)           (MCF)             Total                  at 10%
------------------------         -------------        ------         --------------        --------------
Proved Developed
  Producing                         23,716,508          0               288,444,500           239,242,500
  Non-Producing                      2,921,604          0                46,409,500            31,873,500
Proved Undeveloped                   4,005,853          0                36,672,400            22,292,700
Proved Govt. Take                            0          0              (329,833,500)         (259,880,300)
                                 -------------        ------         --------------        --------------
    Total Proved                    30,643,965          0                41,692,900            33,528,400

Probable(1)                         13,700,741          0               205,031,000           138,299,500

Probable Govt. Take(1)                       0          0              (181,507,600)         (122,482,900)
                                 -------------        ------         --------------        --------------
    Total Probable(1)               13,700,741          0                23,523,400            15,816,600

(1)  These reserves and future revenue are not risk weighted.

         The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. There are no gas sales from the Ashland Nigerian concessions.

         As shown in the Table of Contents, this report includes summary projections of reserves and revenue by reserve category. Summary projections of reserves and revenue by reserve category are also included for each OPL and field. One-line summaries of reserves and economics are presented for each field. Pertinent maps and exhibits are also included in the report. For the purposes of this report, the term "lease" refers to a single economic projection.

         The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, proved undeveloped, and probable reserves. Our estimates do not include any value for possible reserves although we have conducted a limited study of the properties which indicates the existence of numerous possible undeveloped locations. This report does not include any value which could be attributed to undrilled prospect acreage beyond those tracts for which undeveloped reserves have been estimated.

         Future gross revenue to the Ashland interest is prior to deducting royalty, Petroleum Profit Tax, Revised Government Tax, and the Nigerian National Petroleum Company share of profit (Government Take). Future net revenue is after deducting these items, future capital costs, and operating expenses. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

         For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Our estimates of future revenue do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.

         Oil prices used in this report are based on a September 1996 realisable price of $21.25 per barrel for OPL 98 and $22.64 per barrel for OPL 118, and are held constant in accordance with SEC guidelines.

         Lease and well operating costs are based on operating expense records of Ashland. These costs include Nigerian general and administrative costs, Port Harcourt District office costs, Lagos Division office costs, and floating production storage offloading costs along with costs estimated to be incurred at and below the district level. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

         The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be actually recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.
The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

         In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which political, socioeconomic, legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

         The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Ashland Oil (Nigeria) Company Unlimited; Ashland Exploration, Inc.; and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                        Very truly yours,


                                        /s/ CLARENCE M. NETHERLAND
                                        --------------------------
                                        CLARENCE M. NETHERLAND

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                             ---------------------
                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary....................       3
Risk Factors..........................      12
The Company...........................      22
Use of Proceeds.......................      22
Dividend Policy.......................      22
Capitalization........................      23
Selected Historical and Pro Forma
  Financial Information...............      24
Selected Operating Data...............      26
Pro Forma Consolidated Financial
  Statements..........................      27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................      33
Business and Properties...............      45
Management............................      68
Principal and Management Stock
  Ownership...........................      77
Relationship Between the Company and
  Ashland.............................      79
Description of Capital Stock..........      82
Shares Eligible for Future Sale.......      86
Underwriting..........................      88
Legal Matters.........................      89
Experts...............................      89
Available Information.................      89
Glossary of Oil and Gas Terms.........      91
Index to Financial Statements.........     F-1
Reports of Independent Petroleum
  Engineers...........................     A-1

                             ---------------------
     THROUGH AND INCLUDING             , 1997 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================
                                3,100,000 SHARES

                            [BLAZER ENERGY CORP. LOGO]

                              BLAZER ENERGY CORP.

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                             MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

                                           , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses of the Registrant in connection with the Offering described in the Registration Statement. All of the amounts shown are estimates except the SEC registration fee and the NASD filing fee.

SEC Filing Fee..............................................  $ 25,758
NASD Filing Fee.............................................     9,000
NYSE Listing Fee............................................     *
Legal Fees and Expenses.....................................     *
Accounting Fees and Expenses................................     *
Blue Sky Fees and Expenses..................................     *
Printing Expenses...........................................     *
Miscellaneous Expenses......................................     *
                                                              --------
          Total.............................................  $  *
                                                              ========

---------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an unlawful payment of a dividend or an unlawful purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company's Restated Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by Delaware law.

     Section 145 of the Delaware General Corporation Law grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Bylaws of the Company provide for indemnification of each officer and director of the Company to the fullest extent permitted by Delaware law.

     Section 145 of the Delaware General Corporation Law also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. Directors' and officers' liability insurance is provided under policies maintained by Ashland in the aggregate amount of $100,000,000.

     Reference is made to the Underwriting Agreement filed as Exhibit 1 to this Registration Statement for a description of indemnification arrangements related to this Offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has not sold any of its securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

          1.1            -- Form of Underwriting Agreement
          3.1*           -- Amended and Restated Certificate of Incorporation
          3.2*           -- Amended and Restated Bylaws
          4.1*           -- Specimen of Common Stock certificate
          5.1*           -- Opinion of Vinson & Elkins L.L.P.
         10.1*           -- Tax Agreement
         10.2*           -- Indemnity Agreement
         10.3*           -- Services Agreement
         10.4*           -- Registration Rights Agreement
         10.5            -- Production Sharing Contract between Nigerian National
                            Petroleum Corporation and Ashland Nigeria Exploration
                            Unltd.
         10.6            -- Production Sharing Contract between Nigerian National
                            Petroleum Corporation and Ashland Oil (Nigeria) Company
                            Unltd.
         10.7            -- Memorandum of Understanding on OPLs 98 and 118 between
                            The Federal Military Government of the Federal Republic
                            of Nigeria and Ashland Oil (Nigeria) Company
         10.8            -- Memorandum of Understanding on OPLs 90 and 225 between
                            The Federal Military Government of the Federal Republic
                            of Nigeria and Ashland Nigeria Exploration Unltd.
         10.9*           -- 1997 Stock Incentive Plan
         10.10*          -- Form of Employment Agreement for W. Paul Tiefel, Robert
                            C. Bilger, Bradley W. Fischer, Jeffrey W. Lund and Mark
                            D. Pierce
         10.11*          -- Form of Director Indemnification Agreement
         10.12           -- Commitment Letter entered into between The Chase
                            Manhattan Bank and Ashland Exploration, Inc., dated
                            February 25, 1997
         10.13*          -- Agreement regarding sale of Section 29 Tax Credit
                            Properties
         21.1            -- Subsidiaries of the Registrant
         23.1*           -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
         23.2            -- Consent of Ernst & Young LLP
         23.3            -- Consent of Netherland, Sewell & Associates, Inc.
         24.1            -- Powers of Attorney (included on signature page)
         27.1            -- Financial Data Schedules

---------------

* To be filed by amendment.

     (b) Financial Statement Schedules:

     None.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in
Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement filed pursuant to Rule 430A and contained in a form of a prospectus filed by the registrant in reliance upon Rule 424(b)(1) or (4) or Rule 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 4th day of March, 1997.

                                            BLAZER ENERGY CORP.

                                            By:      /s/ W. PAUL TIEFEL
                                              ----------------------------------
                                                        W. Paul Tiefel
                                                President and Chief Executive
                                                            Officer

     Each person whose signature appears below hereby constitutes and appoints
W. Paul Tiefel and Robert C. Bilger, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                 /s/ W. PAUL TIEFEL                    President, Chief Executive Officer    March 4, 1997
-----------------------------------------------------    and Director (Principal
                   W. Paul Tiefel                        Executive Officer)

                /s/ ROBERT C. BILGER                   Executive Vice President, Chief       March 4, 1997
-----------------------------------------------------    Financial Officer, Treasurer and
                  Robert C. Bilger                       Director (Principal Financial
                                                         Officer)

                /s/ JOHN V. CONNOLLY                   Vice President and Controller         March 4, 1997
-----------------------------------------------------    (Principal Accounting Officer)
                  John V. Connolly

                  /s/ JAMES R. BOYD                    Chairman of the Board and Director    March 4, 1997
-----------------------------------------------------
                    James R. Boyd

                /s/ THOMAS L. FEAZELL                  Director                              March 4, 1997
-----------------------------------------------------
                  Thomas L. Feazell

                 /s/ PHILIP W. BLOCK                   Director                              March 4, 1997
-----------------------------------------------------
                   Philip W. Block

             /s/ DR. ROBERT B. STOBAUGH                Director                              March 4, 1997
-----------------------------------------------------
               Dr. Robert B. Stobaugh

                  /s/ J.W. STEWART                     Director                              March 4, 1997
-----------------------------------------------------
                    J.W. Stewart

                                 EXHIBIT INDEX

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

          1.1            -- Form of Underwriting Agreement
          3.1*           -- Amended and Restated Certificate of Incorporation
          3.2*           -- Amended and Restated Bylaws
          4.1*           -- Specimen of Common Stock certificate
          5.1*           -- Opinion of Vinson & Elkins L.L.P.
         10.1*           -- Tax Agreement
         10.2*           -- Indemnity Agreement
         10.3*           -- Services Agreement
         10.4*           -- Registration Rights Agreement
         10.5            -- Production Sharing Contract between Nigerian National
                            Petroleum Corporation and Ashland Nigeria Exploration
                            Unltd.
         10.6            -- Production Sharing Contract between Nigerian National
                            Petroleum Corporation and Ashland Oil (Nigeria) Company
                            Unltd.
         10.7            -- Memorandum of Understanding on OPLs 98 and 118 between
                            The Federal Military Government of the Federal Republic
                            of Nigeria and Ashland Oil (Nigeria) Company
         10.8            -- Memorandum of Understanding on OPLs 90 and 225 between
                            The Federal Military Government of the Federal Republic
                            of Nigeria and Ashland Nigeria Exploration Unltd.
         10.9*           -- 1997 Stock Incentive Plan
         10.10*          -- Form of Employment Agreement for W. Paul Tiefel, Robert
                            C. Bilger, Bradley W. Fischer, Jeffrey W. Lund and Mark
                            D. Pierce
         10.11*          -- Form of Director Indemnification Agreement
         10.12           -- Commitment Letter entered into between The Chase
                            Manhattan Bank and Ashland Exploration, Inc., dated
                            February 25, 1997
         10.13*          -- Agreement regarding sale of Section 29 Tax Credit
                            Properties
         21.1            -- Subsidiaries of the Registrant
         23.1*           -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
         23.2            -- Consent of Ernst & Young LLP
         23.3            -- Consent of Netherland, Sewell & Associates, Inc.
         24.1            -- Powers of Attorney (included on signature page)
         27.1            -- Financial Data Schedules

---------------

* To be filed by amendment.